Exhibit 99.3

BAOZUN

Stock code: HKEX:09991; NASDAQ:BZUN

2025 Baozun Sustainability Report


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CONTENTS



About the Report

The *2025 Baozun Inc. Sustainability Report* (the "Report") is the sixth sustainability report published by Baozun Inc. and describes the principles and performance of the Company in fulfilling its sustainability responsibilities in 2025, including the sustainability issues of concern to key stakeholders.

Scope of the Report

This Report covers Baozun Inc., including its consolidated recorded subsidiaries and variable interest entities (collectively referred to as Baozun Group, Baozun, or the Company), consistent with the entities covered in the annual report and consolidated financial statements.

Reporting Period

The reporting period is from January 1, 2025 to December 31, 2025. Unless otherwise specified, the data in this Report refer to the period covered.

Basis for Preparation

This Report is prepared in accordance with the HKEX *Environmental, Social, and Governance Reporting Code* (effective from December 31, 2025) (the HKEX *ESG Code*) and the Nasdaq *ESG Reporting Guide 2.0* (2019) (the Nasdaq *ESG Reporting Guide 2.0*), and with reference to the *GRI Standards* (2021) published by Global Sustainability Standards Board.

Reporting Principles

This Report follows the reporting principles set out in the HKEX *ESG Code*, the Nasdaq *ESG Reporting Guide 2.0*, and the *GRI Standards*, including:

◦ Materiality

The Company identifies the material topics related to its operations that are of concern to investors and other stakeholders and focuses on them in this Report. In this Report, the material topics are reported with attention to the characteristics of the industry in which the Company operates and the characteristics of the region in which it is located. The analysis process and results of the material topics are described in the section of this Report titled "Stakeholders Communication" and "Materiality Analysis of Topics". This Report also focuses on environmental, social, and corporate governance issues that may have a significant impact on investors and other relevant parties.

◦ Accuracy

This Report ensures that the information is as accurate as possible. In particular, the measurement of quantitative information has been stated in terms of data caliber, calculation basis, and assumptions to ensure that the margin of error in the calculation is not misleading to users of the information. The quantitative information and the accompanying information are detailed in the "ESG Data Tables and Notes" section of this Report. The Board of Directors guarantees that the material contents of this report do not contain false statements, misleading statements, or material omissions in material respects.

◦ Balance

This Report reflects objective facts and presents both positive and negative information about the Company in a balanced and unbiased manner.

◦ Clarity

This report is published in simplified Chinese, traditional Chinese, and English. This report contains tables and model diagrams as an aid to understanding the textual content of this report. To facilitate quicker access to information for stakeholders, this report provides a table of contents and benchmarking index tables for ESG standards.

◦ Quantification and Consistency

This Report discloses key quantitative performance indicators and, to the extent possible, historical data. The manner in which statistics and disclosures of the same indicator are maintained in this Report is consistent across reporting periods. If there are changes in the statistics and disclosure methods, they are fully explained in the notes to the report so that stakeholders can conduct meaningful analysis and evaluate the trend of the ESG performance level of the Company.

◦ Integrity

The scope of disclosures in this Report is consistent with the scope of the Company's consolidated financial statements.

◦ Timeliness

This is an annual report covering the period from January 1, 2025 to December 31, 2025. The Company strives to publish the Report as soon as possible after the end of the reporting year to provide timely information for stakeholders' decision-making.

◦ Verifiability

The cases and data in this Report are derived from the original records or financial reports of the actual operations of the Company. The source of the disclosed data and the calculation process are traceable and have been externally verified.

Data Description

The data and case studies in this Report are derived from formal records of the Company's actual operations. All financial data in this Report are presented in RMB and are consistent with the Company's annual financial report. Any discrepancies will be explained.

Reliability Commitment

Baozun represents that this Report contains no false records, misleading statements, or material omissions in major aspects. The Board of Directors assumes responsibility for the authenticity, accuracy, and completeness of the contents of this Report. This Report adheres to the principle of balance, providing an objective and fair disclosure of both positive and negative information related to the Company. There are no matters that should have been disclosed but were not, nor any significant adverse events resulting in regulatory penalties or material impacts arising from violations of relevant laws and regulations in material respects.

Report Language

This Report is available in Simplified Chinese, Traditional Chinese, and English. In case of any discrepancies or inconsistencies, the Chinese version shall prevail.

Contact Information

The Company values the views of its stakeholders and welcomes readers to reach out using the information provided below. The feedback provided will enable the Company to further improve this Report and enhance its overall sustainability performance.

Address: 510 West Jiangchang Road, Jing'an District, Shanghai

Tel: +86 (21) 8026 6000 Ext: 6128; 6599

Email: wenjie.zhang037826@baozun.com; wendy.sun@baozun.com

Message from Management

As a service provider driving commercial ecosystems through technology, Baozun has always regarded sustainable development as the underlying logic of its strategic transformation, striving to be a pioneer in sustainable business and create comprehensive economic, environmental, and social value for all stakeholders. In 2025, through technological innovation and forward-looking deployment, we further embedded sustainability into our core business operations. By building a green, end-to-end industry ecosystem, we developed a technology-driven digital product and service matrix. Leveraging full-chain integration and omnichannel collaboration, we enhanced brand value and partnered with our ecosystem to co-create a thriving, inclusive, and green digital commerce future.

Advancing End-to-End Green Operations to Drive Low-Carbon Development

In response to escalating climate and environmental challenges, we placed "end-to-end" green operations at the core of our strategy. We have continuously improved our environmental management system, and make efforts in key areas such as office operations, warehousing, logistics, and packaging to promote resource efficiency and circularity. In 2025, we conducted a systematic assessment of climate-related risks, opportunities and impacts, and formulated and implemented multi-dimensional response strategies, including advancing carbon-neutral industrial park development, piloting IoT-based integrated energy management platforms, deploying warehouse automation solutions, and promoting paperless green operations. In addition, we actively participated in the development of the logistics industry's first group standards for zero-carbon smart logistics parks, providing a replicable model for low-carbon transformation with concrete actions.

Driving Brand Transformation Through Digital Intelligence to Enable High-Quality Growth

Powered by forward-looking technological innovation, we are committed to delivering cutting-edge solutions that respond to industry transformation, helping brand partners unlock new pathways for sustainable growth. In 2025, we continued to increase investment in research and development, exploring real-world applications of end-to-end intelligent scenarios and generative AI technologies. Our DTC digital touchpoint solution, PIM omnichannel product information management system, and OMS distributed order management system have been featured in multiple Gartner 2025 research reports. Through deep omnichannel engagement and lean operations, we empower brands to optimize resource allocation, enhance operational efficiency, and improve market responsiveness through digital and intelligent means, injecting the industry with a "new quality productive force" capable of withstanding economic cycles.

Fostering a Vibrant and Inclusive "FUN" Workplace While Fulfilling Social Responsibility

We strive to deeply integrate corporate value with social value. We practice a "people-oriented" philosophy and actively foster a vibrant and inclusive workplace, organizing activities such as the "Autumn Vitality Run" and "Baozun Family Day". We value our employees' value creation and career development, and have established the Baozun Capacity Development Center and a sound talent development system. In 2025, we were once again recognized as a "Best Employer" by authoritative institutions. We also remain committed to our mission of "Forging Compassion through Public Welfare", continuously investing in areas such as education and healthcare. By fostering warm and responsible community relationships, we contribute to building a better society.

Improving the Corporate Governance System to Consolidate Prudent Development

We consistently regard transparent, standardized, and efficient corporate governance as the cornerstone of sustainable development. With a focus on prudent operations, we continue to refine our decision-making mechanisms, internal control systems, and supervisory procedures. We have established a systematic and professional enterprise risk management system to enhance end-to-end risk prevention and control capabilities. In the areas of anti-corruption and business ethics, we actively cultivate a culture of integrity, implement transparent whistleblowing mechanisms, and uphold the highest standards of ethical conduct. As a global partner in digital commerce for brands, we place information security and privacy protection at the core of our operations. We strengthen data security foundations and safeguard the legitimate rights and interests of shareholders, customers, employees, and other stakeholders, ensuring a solid base for sustainable and stable development.

Looking ahead, we are confident as we enter a new phase of accelerated growth driven by sustainability. We will continue to deepen our dual-engine strategy of "e-commerce services + brand management", powered by technological innovation and forward-looking deployment. By working closely with all partners, we aim to create integrated value for all stakeholders and write a new chapter of shared prosperity between business and society.



Vincent Wenbin Qiu

Founder, Chairman

and Chief Executive Office of Baozun Inc.

Getting to Know Baozun Inc.

About Baozun Inc.

Established in 2007, Baozun Inc. (referred to herein as "Baozun Group", "Baozun" or "the Company") is a leader, pioneer and digital commerce enabler in China's brand e-commerce services industry, publicly listed on the Nasdaq in May 2015, followed by a secondary listing on the Hong Kong Stock Exchange in September 2020. In November 2022, the Company voluntarily converted its secondary listing status on the Main Board of the Hong Kong Stock Exchange to primary listing status. Baozun is now a dual primary listed company on the Hong Kong Stock Exchange and Nasdaq.

Guided by the vision of "Technology Empowers Future Success", the Company has continuously achieved technological upgrading and transformation through cloud computing, big data, AI and other technologies. Leveraging its end-to-end e-commerce service capabilities, omnichannel expertise and technology-driven solutions, the Company has the ability to better serve global users and empower brand partners to fully capitalize on technological opportunities.

Vision

Technology empowers future success

Mission

Driven by technological innovation and customer needs, we strive to become the leading global e-commerce business partner

Values

Integrity, ownership, initiative, collaboration and innovation


BAO ZUN

Company Name

Baozun Inc.

Headquarters

Shanghai, China

Stock Code

09991.HK
NASDAQ: BZUN

Year of Establishment

2007

Three Major Business Lines

Baozun E-Commerce (BEC)

Baozun Brand Management (BBM)

Baozun International (BZI)

Business Areas

E-commerce business: Five service contents including brand store operation, customer service, technical support, digital marketing, and warehousing logistics, covering all channels such as brand official stores, online shopping platforms like Tmall and JD, social and mobile shopping malls, and offline intelligent stores

Brand management business: Comprehensive brand management including strategic and tactical positioning, brand and marketing, retail and e-commerce operations, supply chain and logistics, and technological empowerment

Company Scale

No. 1

Ranked No. 1 in the *Branded E-Commerce Service Providers* in China for consecutive years (source: iResearch)

30+

The Company provides omnichannel new retail e-commerce services, covering more than 30 mainstream e-commerce platforms in China

8

Covering 8 vertical industries

Dual Listing

Listed on the Nasdaq in 2015, followed by a secondary listing on the Hong Kong Stock Exchange in 2020, and dual-primary listing on both the Hong Kong Stock Exchange and Nasdaq in 2022

Baozun Group Business Highlights

Business Expansion

Omnichannel operation ecosystem development

Leveraging cross-platform integration to connect the rednote ecosystem, the Company was honored as rednote's **E-commerce Operations Service Provider of 2025**

By further deepening omni-channel operations, the Company has obtained authoritative certifications across multiple platforms, including Tmall, JD.com, Tencent, rednote, and Douyin

Sustainable expansion of customer value

8 regional operation centers, S-ANY one-stop customer service management platform

4A-level marketing experience, **500+** expert e-commerce marketing teams, **15** brand-building platform campaigns throughout the year

AI technology-empowered services

S-Whiz integrates into luxury goods services

Dianxiaomi Red Book implemented intelligent customer service, with a scenario coverage rate of **62%** for AI customer service tools

Brand development and community empowerment

A total of **177** offline stores operated by the brand management business

Partnering with multiple partners such as Forbidden City and Melting Sadness to launch IP collaboration product series

Comprehensive presence of "high-quality" community stores in core cities

Efficient supply chain solutions

Nearly **one million** square meters of logistics centers, with warehousing centers in **11** major cities

Automated e-commerce warehouses, with a peak daily order volume of **1,802,610**

Model Innovation

Sustainable operations transformation

Enhance customer-centric services, increase high-quality revenue, improve profitability by enhancing efficiency, and foster a sustainable corporate culture

Responsible global presence

Put the concept of "globalization" into practice, establish operating offices in 10 markets across the globe, and empower brand partners through localized services

Driving innovation and empowering upgrades

Apply a digital distribution model and enhance the role as a comprehensive trade partner

As a retail AI pioneer, drive the industry in moving from technology exploration to the realization of commercial value

Full-chain ecosystem synergy

The three major business lines mutually reinforce each other, empowering Baozun Group and realizing Baozun's full-chain domain collaboration



Sustainable Development Management

Governance Framework of Sustainable Development

Baozun regards senior management participation as integral to the Company's sustainable development. The Company continuously optimizes its top-down ESG management structure and work mechanism, and is committed to embedding sustainable development principles deeply into its corporate culture and day-to-day operations.

Baozun ESG Management Structure

Board of Directors	Decision-making level	The highest decision-making body for ESG management
Sustainability Committee	Management level	Composed of members of the Board of Directors and senior management
Sustainable Development Task Force	Execution level	Composed of various functional departments and business units of the Company

Main Responsibilities Corresponding to Baozun's ESG Management Structure

Board of Directors

- (a) Overseeing corporate sustainability-related matters;
- (b) Assessing the Company's sustainability management performance and review the progress of ESG goals;
- (c) Managing and being ultimately responsible for the Company's potential ESG risks.

Sustainability Committee

- (a) Identifying major environmental, social, and corporate governance issues that may present significant risks or opportunities to the Company;
- (b) Proposing and conducting regular reviews of the Company's environmental, social, and corporate governance visions and strategies;
- (c) Formulating goals based on corresponding strategies, and regularly supervising and reviewing the progress of these goals;
- (d) Reviewing policies related to environmental, social, and corporate governance;
- (e) Reviewing and supervising policies related to major environmental, social, and corporate governance matters and ensuring their applicability to the Company;
- (f) Any other responsibilities delegated by the Board of Directors.

Sustainable Development Task Force

- (a) Promoting all departments to implement various environmental, social, and corporate governance policies, and reporting on the implementation of such projects;
- (b) Identifying any environmental, social, and corporate governance risks related to the Company every year, assessing the impact of such risks on the Company, and providing recommendations to the Board of Directors on risk response;
- (c) Assisting in the preparation of an annual sustainability report and other environmental, social and corporate governance-related disclosures, as well as submitting them to the Board of Directors for review and approval;
- (d) Any other responsibilities delegated by the Board of Directors.

The Company regularly holds Sustainability Committee meetings. At these meetings, committee members collectively deliberate on the latest policy trends in the ESG field and extensively discuss global sustainable development standards before providing valuable insights for integrating these standards into the Company's strategic decisions. Furthermore, during the meeting, the board of directors will review the progress of the previous year's ESG targets and the targets for the next year to ensure that the company's sustainable development efforts are carried out according to the plan and integrated with the company's medium - and long - term development plans.

In August 2025, the Company convened a Sustainability Committee meeting to interpret the latest ESG policies, enhance ESG management capabilities. Meanwhile, it summarized the progress of last year's ESG targets and determined annual work objectives and annual plans such as capacity building for the management of greenhouse gas emissions across the value chain for Scope 3, climate scenario analysis, and updates to carbon emissions targets.

Sustainable Development Strategies

As a pioneer in China's e-commerce services industry, Baozun recognizes sustainability as a core strategy and fundamental corporate responsibility. Leveraging our "technological DNA" as the intrinsic driving force for sustainability, we are committed to integrating our sustainability concepts into environmental protection, social care, and other aspects, contributing to the global sustainable development goals.

Baozun Sustainable Development Strategies

Technology Empowers Future Success

Pillar	Responsible innovation	Shared social value	Robust corporate governance
SDGs	12 RESPONSIBLE CONSUMPTION AND PRODUCTION; 13 CLIMATE ACTION	4 QUALITY EDUCATION; 8 DECENT WORK AND ECONOMIC GROWTH	5 GENDER EQUALITY
Commitments	◦ Through responsible innovation and sustainable operations, we work with stakeholders to jointly promote sustainable consumption patterns.	◦ Create a positive social impact, contributing to high-quality employment and common social prosperity	◦ Practice sound and transparent operation models, and achieve sustainable operations for the Company through sound corporate governance
Action Strategies	◦ Improve the overall operational efficiency of the industry through innovative solutions ◦ Strive to be a promoter of sustainable consumption, establish carbon neutrality goals, work with stakeholders to achieve carbon neutrality across the entire value chain, and actively advocate for a green, low-carbon lifestyle.	◦ Create an equal and diverse development platform for employees Provide vocational education, training, and jobs to help promote high-quality employment and rural revitalization	◦ Enhance the diversity and independence of the Board of Directors ◦ Establish a fair, corruption-free, and transparent corporate governance environment ◦ Continuously improve fairness in both information security and privacy protection

Contributions to Sustainability

Contributing to Sustainable Development Goals

Aligned with the UN Sustainable Development Goals (SDGs) and the Company's own sustainability strategies, Baozun has identified five sustainability goalsmost relevant to its operations and is taking active steps to advance the realization of those SDGs.

Contribution to the SDGs		Objectives and Operational Initiatives	
Responsible Innovation	12 RESPONSIBLE CONSUMPTION AND PRODUCTION	Goal 12.5	By 2030, substantially reduce waste generation through prevention, reduction, recycling and reuse.
			Committed to building an industry-wide collaborative innovation platform, the Company works closely with value chain partners to drive in-depth cooperation across packaging design, warehouse management, and logistics transportation. These joint efforts aim to enhance resource efficiency across the entire process and promote circular resource utilization. In 2025, the Company achieved a cumulative reuse of 11,042 tonnes of packaging materials.
	13 CLIMATE ACTION	Goal 13.3	Improve education, awareness-raising and human and institutional capacity on climate change mitigation, adaptation, impact reduction and early warning.
			Upholding the philosophy of green development, the Company leverages innovation to enhance operational efficiency across the industry, contributing to the transition towards a greener and low-carbon future. By fostering a sustainable industrial ecosystem, the Company contributes to the realization of carbon neutrality goals. In 2025, the Company's Scope 1 and Scope 2 greenhouse gas (GHG) emissions (excluding Gap China) decreased by 26.96% compared to the baseline year.
Shared Social Value	4 QUALITY EDUCATION	Goal 4.4	By 2030, substantially increase the number of youth and adults who have relevant skills, including technical and vocational skills, for employment, decent jobs and entrepreneurship.
			The Company established the Baozun-Nantong Open University E-commerce Industry College, offering practical e-commerce courses in operations, design, livestreaming, and customer service to enhance students' skills. In 2025, a total of 2,000 students participated in various industry-academia collaboration programs, including work-study rotation, internships, and practical training during key shopping festivals ("618", "Double 11"), gaining hands-on industry experience.
	8 DECENT WORK AND ECONOMIC GROWTH	Goal 8.5	By 2030, achieve full and productive employment and decent work for all women and men, including for young people and persons with disabilities, and equal pay for work of equal value.
			The Company is committed to fostering a diverse, inclusive, and respectful workplace culture, opposing all forms of discrimination based on gender, age, physical condition, or other factors, and ensuring fair treatment for all employees. Decent employment opportunities are provided for people with disabilities to support their career development. As of the end of 2025, the Company employed 3 colleagues with disabilities.
Robust Corporate Governance	5 GENDER EQUALITY	Goal 5.5	Ensure women's full and effective participation and equal opportunities for leadership at all levels of decisionmaking in political, economic and public life.
			The Company provides equal employment opportunities for female employees and actively promotes the appointment of women to the Board and senior management positions, empowering them to realize their career potential. As of the end of 2025, there were already 80 women among the Company's directors and senior management employees.

2025 Sustainability Highlights Performance

Responsible Innovation

10 patents have been accumulated

292 computer software copyrights have been accumulated

Continued to advance carbon neutrality by cumulatively developing **2** "Carbon-neutral Parks" and participating in the formulation of **2** group standards for zero-carbon smart logistics parks

Shared Social Value

Baozun won the **"Best ESG Innovation Award "** at the 10th Zhitong Finance Listed Company Awards

Baozun received the **"Best Innovative Employee Experience Program award"** and the **"Best Employer Branding Award"** at the 2025 Employer Branding Creativity Competition

Baozun has been accredited as an enterprise-based vocational skill level evaluation institution and designated as a **testing center for the vocational skill certification** of E-commerce Specialists and Omnimedia Operators

Robust Corporate Governance

Awarded with **ISO 27001** Information Security Management System Certification and **ISO 27701** Privacy Information Management System Certification

Won **the Excellence in Emergency Response Award in the "Panshi Action"**, demonstrating the Company's robust digital security defense forged through real-world practice.

Conducted information security risk assessments for **7** workplaces, branches and subsidiaries, identifying areas for improvement and assisting in the development of remediation plans



Note: Data caliber is consistent with the scope of Baozun's consolidated financial statements, covering the period from January 1, 2025, to December 31, 2025.

Stakeholders Communication

Baozun places high priority on effective communication with its stakeholders. The Company has proactively identified its key stakeholder groups and established diverse communication channels and regular engagement mechanisms. Through these channels, the Company gains a deeper understanding of stakeholder views and priorities. Meanwhile, the Company actively responds to stakeholders' needs and expectations, integrating their key concerns into its operations and decision-making processes, and fostering trusted and collaborative relationships with all stakeholders.

Key Stakeholders	Communication Channels	Topics of Concern
Governments and Regulators	◦ Project cooperation ◦ Meeting communication ◦ Supervision and inspection	◦ Anti-corruption and business ethics ◦ Responding to climate change ◦ Environmental management system ◦ Emissions management ◦ Resource management ◦ Responsible marketing ◦ Risk management
Shareholders and Investors	◦ Earnings release ◦ Shareholders' meeting ◦ Information disclosure ◦ Analyst communication and investor research request ◦ Attend the investors' meeting	◦ Corporate governance ◦ R&D and innovation ◦ Product quality and safety ◦ Risk management
Customers (brand partners)	◦ Customer satisfaction surveys ◦ Regular communication ◦ Industry summit	◦ Resource management ◦ Responding to climate change ◦ R&D and innovation ◦ Customer service management ◦ Responsible marketing ◦ Information security and privacy protection
Customers (consumers)	◦ Customer hotlines and other customer services ◦ Sustainable consumption concept promotion	◦ Customer service management ◦ Product quality and safety ◦ Responsible marketing ◦ Information security and privacy protection
Suppliers	◦ Supplier evaluations and auditing ◦ Supplier training	◦ Sustainable supply chain management ◦ Empowering industry development ◦ Anti-corruption and business ethics
Employees	◦ Regular meetings ◦ Employee training ◦ Employee activities ◦ Complaints and feedback	◦ Employment and employee rights ◦ Employee equality and diversity ◦ Employee's occupational health and safety ◦ Employee training and development
Communities	◦ Community activities ◦ Regular communication ◦ Media communication	◦ Environmental management system ◦ Public welfare, philanthropy, and volunteer services

Materiality Analysis of Topics

Baozun adheres to the principle of "materiality" as outlined in the *Environmental, Social and Governance Reporting Code* ("*ESG Reporting Code*") of the Hong Kong Stock Exchange (HKEX), regularly conducts quantitative questionnaire surveys of stakeholders, and carries out materiality analysis of topics every year. In 2025, the Company, in accordance with regulatory requirements such as the *ESG Reporting Code* of the HKEX and the *ESG Reporting Guide 2.0* of Nasdaq, identified 19 ESG topics with reference to sustainability frameworks such as GRI, SASB, and the United Nations' Sustainable Development Goals (SDGs), as well as mainstream rating indicators including MSCI ESG and S&P CSA ESG and industry benchmarking analysis. The Company conducted a materiality analysis of the topics, scoring their materiality from the two dimensions of importance to the sustainability of Baozun and importance to stakeholders, thereby producing a matrix of material topics. Going forward, the Company will further refine resource allocation priorities, implement dynamic topic management, and support the development of sustainability goals.

Baozun Material Topics Analysis Process

① Identifying ESG Topic Library	② Stakeholder Engagement	③ Materiality Assessment	④ Topic Confirmation and Reporting
◦ Identifying the Company's sustainable development context and understand key stakeholders. ◦ Systematically referring to policy standards, industry best practices, and expert opinions to identify and screen key topics.	◦ Determining the methods and channels for engagement with key stakeholders. ◦ Regularly inviting key internal and external stakeholders to complete survey questionnaires and score topics for materiality.	◦ Sorting out the feedback and scoring results from the questionnaires, and inviting experts to score the topics for materiality. ◦ Providing a materiality ranking by combining internal and external materiality scores for the topics	◦ The Sustainability Committee reviews and confirms the material topics and reports them to the Board of Directors ◦ Material topics are disclosed in detail in the annual ESG report

Baozun Material Topics Matrix


Importance to Stakeholders
Importance to Baozun's Sustainable Development
0
1
2
3
4
5
R&D and Innovation
Product Quality and Safety
Customer Service Management
Employee Training and Development
Responding to Climate Change
Corporate Governance
Anti-corruption and Business Ethics
Employee Equality and Diversity
Sustainable Supply Chain Management
Information Security and Privacy Protection
Empowering Industry Development
Responsible Marketing
Employment and Employee Rights
Environmental Management
Resource Management
Public Welfare, Philanthropy, and Volunteer Services
Employee's Occupational Health and Safety
Risk Management
Emissions Management
High Material Topics
Medium Material Topics
Low Material Topics

Forging Ahead with Resilience to Strengthen the Foundation for Robust Growth

Baozun has consistently regarded transparent, principled, and efficient corporate governance as central to its sustainable development, and has continued to strengthen a governance structure with clearly delineated powers and responsibilities. Through continuously improving the decision-making mechanisms, internal control systems, and supervision processes, the Company strengthened end-to-end risk management capabilities, strictly adhered to the baseline of compliance and business ethics standards, and effectively safeguarded the legitimate rights and interests of shareholders, customers, employees, and stakeholders. Through high-standard governance practices, the Company has strengthened its development foundation, enhanced operational quality, efficiency, and core competitiveness, and contributed to the broader digital commerce ecosystem -- jointly building a sustainable future for the industry.







Corporate Governance

Governance Framework

Baozun strictly adheres to the requirements of the *Cayman Islands Companies Act, Rule 5200. General Procedures and Prerequisites for Initial and Continued Listing on the Nasdaq Stock Market*, the *Rules Governing the Listing of Securities on Stock Exchange of Hong Kong Limited*, and other relevant laws, regulations, and regulatory requirements. It has established a three-tier corporate governance framework comprising the Shareholders' Meeting, the Board of Directors, and special committees.

The Shareholders' Meeting serves as the highest decision-making body, fully dedicated to safeguarding the rights and interests of shareholders. The Board of Directors is the decision-making body for daily business operations and has established the Audit Committee, the Nomination and Corporate Governance Committee, and the Compensation Committee. Each special committee performs its duties in accordance with the *Articles of Association* and the authorization of the Board of Directors. The responsibilities and authorities at each level are clearly defined and operate in coordination to ensure the Company's standardized and stable operations.

Baozun Governance Framework


Shareholders' Meeting
Board of Directors
Audit Committee
Nomination and Corporate Governance Committee
Compensation Committee

Structure of the Board of Directors and Remuneration

In 2025, the Company updated the *Nomination and Corporate Governance Committee Charter* to ensure that Board elections are conducted in an open, fair, and independent manner; to uphold the principle of merit-based appointment; and to strengthen the Board's capacity to make sound, well-informed decisions, thereby safeguarding shareholders' rights and interests and promoting the Company's high-quality development.

The Company places emphasis on fostering diversity within the Board by comprehensively considering gender, age, race, nationality, industry experience, professional background, and educational attainment to align with its diverse business needs and enhance decision-making efficiency, talent attractiveness, and innovation capability. In 2025, the Company continued to optimize the governance structure of the Board, with a steady increase in the proportion of independent directors. Drawing on their industry experience, independent directors provided independent and professional opinions on the Company's strategies, risk prevention and control, and other matters, in order to maximize the protection of the interests of the Company and shareholders. Currently, the Company's incumbent independent directors receive fixed remuneration. As of the end of 2025, the Board of Directors comprises 7 members, including 1 female director and 3 independent directors. The current board members have professional capabilities and industry experience in the fields of supply chain management, IT, finance, business administration, etc.

Structure of the Board of Directors of Baozun

Position	Name	Gender	Appointment to Committees		
			Audit Committee	Nomination and Corporate Governance Committee	Compensation Committee
Founder, Chairman and Chief Executive Officer	Vincent Wenbin Qiu	Male			
Co-founder, Director and Chief Strategy Officer	Junhua Wu	Male			
Director	Jun Wang	Male			
Director	Bin Yu	Female		●	
Independent Director	Yiu Pong Chan	Male	●	●	C
Independent Director	Steve Hsien-Chieng Hsia	Male	●	C	●
Independent Director	Changqing Ye	Male	C	●	●


42.9%
57.1%
Executive
Independent


57.1%
42.9%
Foreign
Local


14.3%
85.7%
Female
Male

Note:
[1] C = Chairperson, ● = Member
[2] In this report, local refers to Chinese mainland, i.e., excludes Taiwan, Hong Kong SAR, and Macau SAR of China

The Company established a Board accountability mechanism and provided risk protection for directors and senior executives in the performance of their duties by introducing liability insurance for directors and senior executives. Meanwhile, the Company has signed Board responsibility-related agreement arrangements to clarify the boundaries of responsibility and duty performance requirements, and established a Board member rotation mechanism, implementing an annual rotation and a comprehensive rotation once every three years, thereby ensuring the Board operates in a standardized and efficient manner.

In addition, to strengthen the responsibility constraints on senior executives and enhance the accuracy and transparency of financial report disclosures, the Company formulated the *Policy on Recoupment of Incentive Compensation* for senior executives, which stipulates the reclaim of incentive compensation under certain conditions if financial restatements occur, encouraging senior executives to perform their duties more responsibly. At the same time, the Compensation Committee under the Board reviews and approves the CEO's annual performance KPIs. The performance evaluation dimensions cover a number of financial indicators, as well as key elements including shareholder value creation and returns.

Risk Management

Baozun has formulated and continuously refined a series of internal management systems, including *BEC Operational Emergency Incident Management System V2.3, Baozun Group Procurement Management System V4.0, Baozun Group Expense Reimbursement System, Baozun Group Outsourced Warehouse Management System,* and *Baozun Group Capital Management System,* and has established a systematic, comprehensive risk management framework to drive advance risk management across the organization.

The Board of Directors, as the highest authority for internal control and risk management within the Company, regularly reviews the effectiveness of the Company's financial, operational, and compliance risk management and internal control systems on an annual basis. At the same time, the Company has set up "three lines of defense" consisting of the operation management team, the internal control team led by senior management, and the Audit Committee to ensure the implementation of risk management requirements in all aspects of business operations.

Baozun Risk Management Three Lines of Defense

First Line of Defense	Second Line of Defense	Third Line of Defense
Operations management	**Internal Control Team Led by Senior Management**	**Audit Committee**
Comprising frontline employees and management, responsible for the execution of internal controls and daily supervision, implementing relevant internal control management requirements, and taking timely response measures for identified risk points.	Through systematic and routine management, responsible for risk monitoring and early warning, identification and assessment, as well as response and supervisory inspection, thereby establishing a unified understanding of risks and controls across the enterprise.	Responsible for organizing independent and objective audit and advisory activities, and for evaluating and improving the effectiveness of risk management, control, and governance processes through systematic and standardized approaches, enabling comprehensive risk identification and management.

The Company's internal audit team reports directly to the Board of Directors and independently carries out risk assessment to identify various potential risks, including strategic, financial, market, operational, and legal risks. It independently evaluates and provides assurance on the effectiveness of the Company's risk management and internal control system, promptly identifies control deficiencies, proposes improvement plans, and tracks the implementation and effectiveness of remediation measures.

The Company maintains its enterprise-level Risk Control Matrix (RCM) and updates it dynamically based on annual external audit recommendations and business developments.The matrix covers key control points across the end-to-end process, including sales, operations, finance, procurement, IT, human resources, and administration, serving as the core basis for the Company's routine operations and risk control. In addition, through business assessments, operational monitoring, and special optimizations, the Company continuously identifies risks and drives remediation, guiding business departments and centralized management departments to achieve independent risk control. Relevant outcomes are concurrently incorporated into the RCM for improvement and updates.

For the identified risks, the Company implements risk mitigation and related remediation measures. For example, in 2025, in response to the identified risk of procurement activities circumventing the Group's centralized procurement by the Procurement Department, the Company strengthened the whole-process chain covering procurement, contracting, and payment, and enhanced the pre-approval and robust verification functions of its information systems. These measures prevent unauthorized procurement practices from both process and system perspectives, ensuring procurement compliance and effective control. In addition, in response to the risk of non-standard account permission management, the Company identified and removed dozens of redundant permissions during account reviews. The Company simultaneously established a mechanism for periodic account reviews and a scheduled task monitoring mechanism, and centralized the capability for granting permissions under the unified management of the operations and maintenance department, thereby ensuring that the full lifecycle of account permissions is controllable, verifiable, and traceable.

In 2025, based on the annual internal audit plan approved by the Audit Committee, the Company completed internal audit projects for seven departments, including Human Resources TIC and others. Through biweekly updates on issues and remediation progress on the "BEC Operations Management Dashboard", as well as quarterly reports to the Audit Committee on project progress and remediation status, closed-loop management of internal audit work has been achieved. The Company implemented process control, focusing on identifying risks in procurement, contracts, payments, IT, refunds, etc., and continuously improved the control mechanisms. Meanwhile, the Company conducted SOX audits annually to continuously strengthen the internal control system, and promptly identified and remedied internal control deficiencies. The Company also carried out annual SOC 1 and SOC 2 audits for specific brand businesses, improving compliance management standards and risk resilience from both financial and non-financial perspectives.

In 2025, the Company identified a total of 36 risk issues, including economic profit and loss, data quality, process standardization, and management optimization. As of the end of 2025, the remediation completion rate was 65%.

In addition, the Company proactively carried out risk control awareness initiatives, and held internal control and internal audit training sessions and thematic awareness campaigns to raise risk awareness among all employees.

Anti-corruption and Business Ethics

Baozun regards operational integrity as one of its core values and strictly complies with applicable laws and regulations, including *Anti-Unfair Competition Law of the People's Republic of China, Anti-Monopoly Law of the People's Republic of China, Sherman Antitrust Act, Criminal Law of the People's Republic of China, Anti Money Laundering Law of the People's Republic of China*, as well as the code of professional ethics for the e-commerce service industry, to ensure that all business activities are lawful, standardized, and transparent. Meanwhile, the Company has continuously improved the integrity management system, and enhanced compliance governance to strengthen the foundation for development.

Baozun Business Ethics Integrity System

- Formulate integrity and compliance policies and systems, and continuously optimize and improve business ethics frameworks.
- Establish a business ethics supervision system and proactively carry out audit and inspection activities.
- Foster a culture of business integrity and conduct integrity training for all employees.
- Establish accessible and effective reporting channels, encourage good-faith reporting, and strengthen the protection of whistleblowers.

Policy and System Development

Baozun has established the Disciplinary Inspection and Supervision Department that operates under standardized procedures for lead identification, case intake, investigation and communication, and handling conclusion, while directly reporting progress and outcomes to the Board of Directors. Meanwhile, taking into account the realities of business development, the Company regularly updates and optimizes relevant systems to provide a solid institutional safeguard for the standardized implementation of business ethics work.

The company has established an anti-bribery and anti-corruption supervision mechanism, strengthened the construction of relevant policies and systems, coordinated the overall direction of the supervision work, and collaborated with business leaders to formulate response plans.

For trade secret protection, the Company has enacted *Baozun Inc. Confidentiality Management Measures*, which clarifies departmental responsibilities, establishes a well-defined confidentiality management system with clear accountability, and standardizes end-to-end management for information at different confidentiality levels to strictly prevent information leakage.

For anti-money laundering compliance, the Company has enacted the *Baozun Inc. Anti-Money Laundering Management Measures*. Through measures such as suspicious behavior monitoring, customer due diligence, transaction record retention, and reporting of large-value and suspicious transactions, money laundering activities are prevented at the source to build a healthy economic ecosystem.

In terms of anti-corruption and anti-bribery, the Company has implemented policies, such as *Baozun Code of Business Conduct and Ethics* and *Employee Handbook*, requiring all full-time employees (including directors) of Baozun and all its subsidiaries and variable interest entities to comply with them, aiming to strictly regulate the business ethics of all employees.

In addition, the Company has specified the specific approval procedures for sensitive transactions in the *System of Baozun Gifts and Hospitality*. As a recipient, an employee is strictly prohibited from accepting cash or cash equivalents, and any violation shall be regarded as bribery and result in the termination of the labor contract. Meanwhile, as a giver, an employee shall not actively solicit benefits. Normal gifts and hospitality other than non-cash and cash equivalents must comply with financial regulations, with a limit of no more than RMB 500, while gifts with a per capita value exceeding RMB 200 (inclusive) shall be declared. The Company strictly prohibits subordinates from soliciting gifts or hospitality from superiors and superiors from soliciting such items from subordinates, and all such interactions shall be unconditional. The Company requires employees to refrain from offering bribes to any government officials, whether domestic or foreign.

For employees who violate regulations, the Company will, based on the principle of "zero tolerance", immediately initiate a special investigation procedure, comprehensively verify the facts of the violation, and collect relevant evidence. Upon verification of any violation, the Company will impose corresponding disciplinary actions based on the severity of the violation and the losses incurred, which may include but are not limited to a notice of criticism, demotion, or termination of the employment contract. If the violation is suspected of involving illegal or criminal activities, the Company will promptly transfer the case to the judicial authorities for handling and pursue the legal liabilities of the responsible person.

The Company attaches great importance on upholding business ethics in its partner relationships. Through a robust integrity and compliance management framework, the Company works to prevent corruption, bribery, and unfair competition in all business dealings, and collaborates with partners to foster an industry ecosystem built on integrity.

The Company has signed the *Baozun Confidentiality Agreement,* the *Baozun Anti-corruption and Compliance Statement*, and the *Baozun Friends and Family Statement* with suppliers, requiring suppliers to strictly observe confidentiality obligations, comply with anti-corruption laws and regulations as well as the Company's policies, and prevent conflicts of interest in cooperation. The Company has established an end-to-end anti-corruption control mechanism covering supplier admission, review, tiered management, and performance evaluation, and regularly carries out anti-fraud inspections and on-site supervision of bidding and tendering. The Company provides timely early warnings and follow-up on anomalies, and conducts special reviews of suspicious suppliers using internal and external data, effectively mitigating the risk of fraud. In 2025, the Company randomly selected 60 suppliers for analysis and verification, and the supplier audit pass rate reached 100%.


BAO ZUN
BAOZUN

Risk Prevention and Control

In 2025, Baozun conducted operational audits and information security audits. Specifically, operational audits focus on verifying and monitoring compliance with the Company's operational data and financial conditions. Information security audits, in response to the complex and severe external information security landscape, focus on investigations and assessments of information security incidents and anomalies to safeguard the Company's information security and operational compliance.

As a leading e-commerce service company, the Company consistently focuses on the prevention of risks in key links such as warehousing, logistics, and returns and exchanges, and regularly conducts supervisory campaigns on transaction amounts, market prices, and behaviors of returns and exchanges to promptly identify potential risks related to business ethics and asset losses. Differentiated control measures are implemented for various risks to ensure effective protection of the Company's compliant operations and economic interests. In 2025, the Company proactively conducted audits in areas such as project contracting, inventory stocktaking, refund orders, returns and exchanges, and loss prevention. Through preventive screening, the Company promptly identified abnormal behaviors, resolutely prevented non-compliant and unethical conduct, and effectively mitigated asset and economic losses.

Baozun Auditing Measures and Specific Content

Measures	Specific Content
Project Audit	For previous contracted projects exceeding RMB 100,000 in value, the Company retrieved the quotation and receipt sheets and firstly checked whether the quoted price of the project was comparable to the market price, followed by a verification of the consistency between the quotation list, the receipt list and the actual situation on site.
Inventory Stocktaking Audit	To examine if the warehouse has conducted stocktaking as required, if there is any inventory data or abnormalities, and to review the first three sets of anomalous data to determine the reasons for the anomalies.
Refund Order Audit	Based on financial data, check the orders with full or large refunds on a monthly basis, screen, analyze and verify abnormal orders to eliminate risk points.
Audit on Returned and Exchanged Goods	All returned and exchanged goods are counted jointly by the operation staff, loss prevention personnel and carriers at the return port. Then they are sent to the quality inspection area. After being entered into the Company's system by a dedicated person, the goods are unpacked for quality inspection. Unqualified products will be rejected upon feedback and confirmation to the stores. The operation staff, loss prevention personnel and carriers jointly confirm the quantity, specifications and other information of the rejected goods to prevent empty returns.
Loss Prevention Audit	The Company achieves the purpose of loss prevention through background checks and training of operators, inspection of security equipment including surveillance, inspection of door and window locks and seals, process control and post control, etc.

Internal Culture Development

Baozun has always been committed to fostering a working environment of integrity. Through a range of initiatives -- including integrity training and legal education – the Company continues to deepen its integrity culture and strengthen employees' awareness of ethical conduct.

The Company has established a tiered, categorized integrity education system with precise and comprehensive coverage. For directors, supervisors, and senior executives, the Company regularly organizes integrity interviews and special training to strengthen the awareness of integrity and self-discipline and ethical standards among the key minority, thereby forming top-down integrity culture. For middle- and senior-level management personnel, the Company regularly provides specialized legal training using real cases to deepen legal awareness and strengthen management's bottom line for compliant operations. For all full-time employees, the Company continue to improve the integrity education mechanism. New employees are required to complete integrity training upon onboarding and sign the *New Employee Commitment*. All incumbent employees participate in online training, which includes an examination.

In addition, focusing on procurement, supply chain, and other highly sensitive positions, the Company conducts on-site training sessions and themed briefings to strengthen integrity awareness among personnel in key positions, and comprehensively leverages oversight measures such as monitoring and auditing to establish an all-round, end-to-end business ethics assurance mechanism.

Apart from training, the Company also reminds employees to fulfill their commitments to business ethics through various forms such as promotional materials, news, posters, etc., and strives to create a culture of integrity and honesty in business ethics. In 2025, leveraging the "Baozun Supervision" official WeChat account as a company-wide information service platform, the company regularly distributed content on workplace integrity and legal education, compliance reminders for holiday gifts, and related integrity training materials. Throughout the year, a total number of four posts were published, continuously reinforcing compliance awareness among all employees.


BAO ZUN
MID-AUTUMN FESTIVAL
月圆中秋
礼当宜情
八月十五
馈赠制度要遵守！
现金及等同物禁止收&送！
礼品送出要申报！
接收超额必上交！
「友情提示」
无法婉拒,超500元的礼品必须上交;
送出馈赠要在"OA—监察门户—馈赠与款待"流程申报
详见《宝尊电商馈赠与款待制度》
注：现金等同物 ▸▸▸
指证券、股份、贵金属及其加工品、购物卡、购物券等可以直接兑换不特定种类商品或服务的卡券
Baozun Released a Mid-Autumn Festival Reminder Poster

Whistleblowing Mechanism and Whistleblower Protection

The Company has established a standardized whistleblowing mechanism for fraud incidents. The Disciplinary Inspection and Supervision Department, as the only authorized investigation and audit department, is fully responsible for conducting fraud-related investigations, and other departments are not allowed to conduct such investigations without authorization. Meanwhile, the Company simultaneously carried out comprehensive training on whistleblowing channels. New employees were required to participate in on-site video training upon onboarding, and online training on the supervision system was organized in the middle of the year. All employees completed viewing the integrity short videos and the online test, and the training results were disclosed via "Baozun Supervision". This mechanism clarifies the supervision entity and enables Company-wide training, effectively preventing fraud risks and safeguarding the Company's legitimate rights and interests.

Baozun advocates for the participation of all employees in integrity supervision to fully consolidate the supervisory role of all relevant parties. To this end, the Company has established multiple and accessible reporting channels, encouraging full-time employees, informal staff (part-time, interns, etc.), as well as customers, suppliers, and partners who have business dealings with the Company to report actual or suspected violations either anonymously or by real name. The Company will respond to the report within 3 working days upon receipt of the information and carry out the investigation as well as evidence collection within the scope permitted by law and the Company's regulations. Through multiple channels such as telephone, email, the WeChat official account, letters, and the "Supervision Consultation Window", and by verifying relevant information involved in the Company's whistleblowing channels, the Company protects whistleblowers' information and provides efficient and convenient safeguards for reporting violations.

Whistleblowing Channels

Hotline	15-316-222-110
Email	jubao@baozun.com
WeChat Official Account	Baozun Inc.
Enterprise WeChat Platform	Supervision Consultation Window

Letter

Shuzhi Tower, No. 510, Jiangchang West Road, Jing'an District, Shanghai (For the Disciplinary Inspection and Supervision Department)

In order to safeguard the legitimate rights and interests of whistleblowers, the Company has formulated the System of *Baozun Protection and Rewards of Reporters*. This system explicitly stipulates strict confidentiality of whistleblowers' personal information and the materials they submit, ensuring that employees or external individuals will not face unfair treatment or retaliatory actions such as dismissal, demotion, suspension, intimidation, harassment, or other forms of adverse consequences for making lawful reports. In cases where retaliation against whistleblowers or related witnesses occurs, the Company will take stringent measures based on the severity of the situation. Disciplinary measures include, but are not limited to, dismissal and termination of the labor contract. Where violations of laws or criminal offenses are suspected, the case will be transferred to the judicial authorities in accordance with the law.

In 2025, the Company was not involved in any corruption allegations or litigation cases against it or its employees, nor was there any legal disputes arising from the above matters.


BAO ZUN

Information Security and Privacy Protection

Information Security Management System

Baozun strictly adheres to the *Internet Security Law of the People's Republic of China, Personal Information Protection Law of the People's Republic of China, Data Security Law of the People's Republic of China, Information security technology — Baseline for classified protection of cybersecurity, Information Security Technology - Personal Information Security Specification, Data Exit Security Assessment Measures and General Data Protection Regulation (GDPR)* of the European Union as well as other laws, regulations and standards related to information security and privacy protection. In 2025, the Company had no incidents of being penalized by the relevant authorities for violations of laws and regulations related to information security and privacy protection.

The Company has established a well-defined information security management structure with clear levels, powers, and responsibilities.

The Information Security Management Committee, as the highest decision-making body for information security management, is fully in charge of the Company's information security and privacy protection work, and regularly reports relevant matters to the Board of Directors, thereby ensuring the effective implementation and continuous improvement of information security strategies. In 2025, the Company further expanded the management functions and scope of responsibilities of the Information Security Department, advanced the coordinated management of information security, and effectively strengthened information security control over subsidiaries, thereby establishing a more unified and more efficient line of defense for information security.

Baozun Information Security Management Framework

Role	Body
Highest Decision-Making Body for Information Security Composed of the Chief Information Security Officer (CISO) and Heads of Relevant Departments	Information Security Management Committee (and Data Security Committee)
Decision-Making and Oversight of Major Information Security Matters Appointed by the Information Security Management Committee	Information Security Management Representative
Responsible for the Daily Management, Development, Supervision, and Assessment of Information Security Information Security Department	Information Security Department
Promote the Implementation of Security Policies and Control Measures within Respective Departments Heads of Relevant Departments	Heads of Relevant Departments

Baozun has established an information security management system comprising 53 documents, including *Baozun Data Security Management Specification, Cloud Service Security Management Regulations*, and *Threat Intelligence Management Regulations*, covering key areas such as data security and network security. To systematically strengthen the overall ability to safeguard information security, the Company implements full-lifecycle control over core processes including data access, storage, transmission, encryption, backup, and recovery. This system applies to Baozun and all subsidiaries and variable interest entities, and the company ensures compliance with laws, regulations, and regulatory requirements through an annual review and update mechanism. In addition, the Company has formulated the *Baozun Group Confidentiality Management Measures*, strengthening the risk control of the Company's trade secrets and internal matters, standardizing the confidentiality work process, and preventing the risk of leakage.

Benchmarking against domestic and international information security and privacy protection standards, the Company has continuously improved the information security management system, and comprehensively enhanced information security management. In 2025, the Company passed the security certification for information security service qualifications for the first time, further improving its compliance capabilities and service assurance system for providing customers with professional information security services. In addition, during the reporting year, its ISO 27001 Information Security Management System and ISO 27701 Privacy Information Management System certifications remained valid, and its core systems passed the cybersecurity level protection assessment (level 3).

Baozun 2025 Information Security Data and Privacy Protection Certification

Certification Type	Scope of Certification
ISO 27001 Information Security Management Systems	Information security management activities related to the development, operation and maintenance, and operational management of Internet e-commerce platforms.
ISO 27701 Privacy Information Management Systems	As a processor of personal identity information (PI), the Company engages in privacy information management activities related to the development, operation and maintenance, and operational management of internet e-commerce platforms.
Cybersecurity Level Protection Assessment (level 3)	Baozun E-commerce Trading System, Baozun E-commerce Full Chain Business System, Baozun Omnichannel Data Analytics Platform, Baozun Omnichannel Digital Operations Platform, Baozun Omnichannel Digital Operations Platform, Baotong Logistics Information Management System (LMIS), and Baotong Warehouse Management System (WMS).

Baozun 2025 Highlights of Information Security and Privacy Protection Performance

In 2025, Baozun

Conducted **57** internal and external penetration tests for information security

Handled **73** information security consultation processes for brand partners

User privacy training covered **9,648** employee attendances

Information Security Technology and Management Measures

Recognizing the critical importance of information security to our operations and partners, we continuously implement diverse security protection measures and technological upgrades to maintain a robust, comprehensive information security framework, thereby contributing to the development of a secure and healthy network ecosystem.

Baozun Information Security Management Measures

Data Classification and Access Control Management

- Data is classified into 4 levels, including top secret, confidential, secret, and open for internal access. Strict end-to-end controls are implemented for the three top secret, confidential, and secret data. For data open for internal access, the scope of dissemination is regulated, and external transmission is strictly prohibited.
- Top secret data is only accessible to specific important individuals within the Company and requires CEO approval for internal access. Confidential data is only accessible by internal staff within relevant departments, and others have no access. Secret data, restricted to the relevant departments, cannot be accessed by other departments.

Data Access Control

- Permission grants strictly follow the principle of least privilege. Based on employees' job responsibilities, only necessary permissions are configured. Permission activation and adjustments must both undergo written application and approval procedures;
- Full-lifecycle management is implemented for accounts. When employees transfer positions, permissions for their original positions are promptly revoked. On the day of resignation, all system accounts and device binding information are immediately disabled;
- A semi-annual special review of permissions is conducted across the Group to verify the alignment between account permissions and job responsibilities, remove redundant and invalid accounts, and archive records for retention;
- All core systems are centrally connected to the authentication platform with two-factor authentication enabled. Dual verification is used to enhance login security and prevent risks of account theft and unauthorized login.

Data Encryption

The Company implements effective encryption measures, such as password security and key security, to ensure the confidentiality of important data information transmitted and stored on business platforms.

Third-Party Data Usage Control

- Third parties are bound by contract to their responsibilities and obligations in the use of data, obtaining authorization from the data owner in advance, and maintaining a complete record of data sharing. The Company does not rent, sell, or provide any data information to third parties except for the completion of necessary services.

Computer Access Control

- With the recall of all employees' computer administrator rights and USB rights, employees are not allowed to install and download software on company computers and transfer data via mobile hard disk.

Computer Protection Software Upgrade

- Employees' computers are updated and installed with Kaspersky antivirus software that provides greater protection. The virus database is updated as often as once every 6 hours;
- For essential customer data, data leakage prevention software is added.

Core System Security Inspection

- The Company conducts security inspections on the Group's core systems and strengthened access control management, including upgrading the Web Application Firewall (WAF) protection, to enhance system security and mitigate potential risks.

To address the risk of network vulnerability, the Company has formulated a series of systems, such as *Baozun Internet Management Regulations* and *Baozun Loophole Repair Management Regulations*, which stipulate network structure security, segmentation of network area, network behavior management, equipment security configuration, and other security construction requirements. Meanwhile, the Company has established a cross-departmental collaborative vulnerability handling operation process, adopting a division of labor and cooperation among product managers, project managers, information security teams, and developers/operation and maintenance staff, to achieve efficient closed-loop management of vulnerabilities from monitoring and remediation to prevention. Furthermore, the Company conducts internal and external penetration tests annually according to the project requirements and sends the reports to the project-related parties for vulnerability evaluation before scheduling maintenance sessions, thereby comprehensively eliminating potential risks of data leakage. In 2025, the Company conducted 57 system penetration tests on Baozun's proprietary systems and brand-managed systems.

In response to AI-related data security and privacy compliance risks, the Company formulated the *Baozun Group Security Regulations for the Use, Development, and Integration of AI Systems* to ensure the compliant application of AI tools and systematically prevent negative data security incidents arising from AI use. In terms of tool usage, employees must give priority to internally approved AI tools, and AI tools that have not been approved must be filed separately. In terms of data security, the Company strictly prohibits uploading sensitive information, personal data, core code, and unauthorized trade secrets to external AI platforms. At the same time, when large volumes of data are involved, prior approval must be obtained in advance, and personal information must be anonymized. During the development and integration stage, all projects must be filed in advance and undergo an evaluation of suppliers' compliance qualifications. System design shall incorporate security considerations and pass penetration testing. Interface access rights shall follow the principle of minimization.

The Company continuously improves the data security emergency response system and has set up an emergency response execution team (including members of the front-end business team, back-end IT team, and information security team). The Company has also established a standardized reporting process for information security incidents to ensure that data security incidents could be responded to promptly. In addition, the Company conducted at least 1 data leakage drill each year for business scenarios prone to data leakage, 2 network switchover drills, and 1 data backup and recovery test each month, enhancing the emergency response capabilities of relevant employees while ensuring the efficient operation of the emergency response mechanism.

Case

Baozun Fortifies the Line of Defense for Digital Security with Outstanding Emergency Response Capabilities

In 2025, the Company participated in the "Panshi Action" cybersecurity live-fire exercise in Shanghai. Leveraging our multi-layered security protection system and efficient emergency response capabilities, the Company successfully intercepted nearly 50 million external attacks during the 10-day drill. Through AI-assisted and manual analysis, the Company blocked nearly 1,000 attacking IP addresses, achieved precise traceability, and proactively mitigated attack behaviors. This high-intensity real-world drill validated our outstanding capabilities in proactive monitoring, rapid analysis, and emergency response. Ultimately, the Company stood out among 187 teams and won the Excellence in Emergency Response Award in the Live Offensive and Defensive Campaign for the Industrial and Information Technology Sector of Shanghai in 2025.


磐石行动
"铸网2025"暨"磐石行动"
2025年上海市工业和信息化领域
网络安全实战攻防活动
卓越应急奖

To systematically assess the effectiveness of information security management, the Company has continued to advance the annual information security inspection of key premises. In 2025, the Company conducted annual inspections at 7 premises by combining offline interviews with online interview audits, focusing on the remediation of nonconformities identified in the previous year to ensure closed-loop management of relevant issues and enhance overall information security control.

The Company maintains a zero-tolerance stance toward information leakage incidents. The Company has established an information security incident reporting and handling mechanism. When the monitoring platform detects an incident, it must immediately report key information such as the nature, scope of impact, and severity of the incident to the relevant departments. For information security incidents identified by external parties, the Company has established reporting channels such as manual reporting and hotlines to ensure that all incidents receive a timely response. The Company implements tiered management for information security incidents. For major information security incidents, the relevant responsible departments must conduct root cause analysis, clarify accountability, and produce a detailed investigation report, which shall be submitted to the Information Security Management Committee for review and handling. In addition, information such as the investigation findings and handling methods of the incident must be systematically recorded and archived for closed-loop management.

In addition, the Company has formulated the *Baozun Group Regulations on Penalties for Information Security Violations*, which clearly defines violations. The Company adopts penalty measures such as a notice of criticism and written warnings based on the severity of the violations.

While strengthening information security management, the Company has extended information security compliance requirements to the supply chain and established an information security control mechanism for suppliers. The Company has strengthened information security audits during the supplier admission process, requiring suppliers to fill out information security review questionnaire for evaluation. During the cooperation, the Company clarifies suppliers' security compliance requirements through contracts, and requires suppliers and contractors to sign information confidentiality agreements, ensuring compliance in data security and privacy protection.

Baozun's Technical achievements in Information Security:

- **Comprehensive Data Security Protection System:**A three-in-one protection system of "Security Governance - Professional Services of the Security Operations Center - Security Technology" has been developed. By integrating perimeter protection and end-to-end control technologies, and leveraging the Security Operations Center for routine asset identification and risk response, the Company ensures the effectiveness of our security protection.

- **"PII Vault" Privacy Protection Solution:**In response to the risk of leakage of personally identifiable information (PII) during complex business circulation, Baozun has independently developed the "PII Vault" solution. Through a whole-process design of "encrypted storage - desensitized transmission - watermarking-based tracing", it enables centralized control and full-lifecycle protection of PII data. It can shorten the traceability and pinpointing time for leakage incidents from the traditional 72 hours to within a few hours, and achieve rapid permission-level blocking.

- **End-to-End Closed-Loop Security Operation:**Centered on the core concept of "ex-ante prevention - in-process control - ex-post handling", the Company has established Baozun Security Operations Center (BAOZUN ROCK). Through the coordination of core modules for asset, incident, and vulnerability management, the system provides continuous and stable security operations support for all business scenarios.



Employee and User Privacy Protection

The Company builds its management structure according to ISO 27701 Privacy information management systems, respects the rights and interests of personal information, and carries out the whole life cycle protection of personal information in all aspects such as collection, transmission and storage, use, sharing and deletion based on the principles of express consent, minimum necessity, openness and transparency, security assurance and subject participation. In 2025, the Company had no incidents related to customer privacy data breaches.

The Company has appointed a Data Protection Officer (DPO) as the person in charge of the Information Security Department, responsible for matters related to privacy protection. Through internal documents such as the *Baozun Information Security and Privacy Policy, Baozun Information Security and Privacy Management Manual, Information Security and Privacy Organization Management Regulations*, and *Baozun Group Account Management System*, the Company has strengthened standardized management for the protection of employee and user privacy.

In 2025, the Company organized two special training sessions on user privacy protection for all employees. The training content covered key points such as the basic principles of user privacy security, whole-process operational standards for user privacy data, and the reporting mechanisms and channels for violations. To ensure the effectiveness of training, the Company's Information Security Management Committee provides end-to-end oversight and follow-up on the organization, delivery, and outcomes of the training, and guides employees to accurately understand and strictly implement privacy protection requirements, thereby continuously strengthening privacy protection awareness and compliant performance capabilities across all employees.

Baozun User Privacy and Security Principles

Explicit Consent	◦ Clearly inform users of the purpose, method, and scope of personal information processing. Users' authorization and consent shall be obtained prior to the collection of personal information. Consent for processing personal information shall be a specific, informed, and explicit expression of intent given by the individual on a fully informed basis.
Data Minimization	◦ Process only the minimum type and amount of personal information necessary to achieve the original purpose. Personal information shall be deleted in a timely manner once the purpose has been fulfilled.
Transparency	◦ Disclose, in a clear, understandable, and reasonable manner, the scope, purpose, and rules of personal information processing, and accept external supervision.
Security Assurance	◦ Possess security capabilities commensurate with the risks faced, and adopt sufficient management measures and technical means to ensure the confidentiality, integrity, and availability of personal information.
Data Subject Participation	◦ Provide personal information subjects with channels to access, correct, and delete their personal information, as well as to withdraw consent, deregister accounts, and file complaints.



02

Leveraging Digital and Intelligent Empowerment to Deliver Innovation-Driven Quality Service

As a leader and pioneer in China's brand e-commerce service industry, Baozun remains guided by the vision of "Technology Empowers the Future Success". Centered on the needs of brand partners and driven by innovation, Baozun provides one-stop e-commerce solutions for brands across omni-channel and strives to become a trusted global brand digital business partner.







R&D and Innovation

Product and Service Innovation

Attuned to the evolving landscape of the e-commerce industry, Baozun has established an omnichannel digital operations ecosystem as its core strategic direction, and, driven by forward-looking technological innovation, is committed to providing brand customers with innovative solutions that respond to industry transformation, thereby exploring new pathways for sustainable business growth. The Company focuses on building and continuously upgrading its technological commercial brand, BOCDOP (Baozun Omni-Channel Digital Operation Platform), establishing a technology-centric digital product and service matrix. Through full-chain integration and omnichannel synergy, it empowers brand partners to achieve resilient growth amid the digital transformation.

Case

BOCDOP: Empowering Digital Transformation of Omnichannel Retail

BOCDOP is an omnichannel digital technology service brand under Baozun Group. With "technology + data" as dual engines, it systematically integrates Baozun's full-chain technology capabilities to support differentiated multi-channel operations, online-offline omnichannel integration, integrated and tiered management across multiple business formats, and integrated coordination of back-end operations such as product operations, order fulfillment, and inventory management, thereby helping brand e-commerce achieve digital transformation.


Baozun Omnichannel Digital Operation Platform
Private Sector Brand Building – Commerce Platform
Omnichannel Product Management- PIM
Omnichannel Order Management- OMS
Omnichannel Membership Management- CRM
Brand Business Visualization-BBI
Consumer Reach
Omnichannel Operations
Data-based Decision-making
PRODUCT
SOLUTION
bocdop
宝舵
SERVICE
CUSTOMIZATION
Project Execution and Delivery
System Security Guarantee
Software Operation and Maintenance Services
Operation and Maintenance Service Hosting
Cloud computing Resource
Security Certification
Light Consultation Services
Brand Customization Implementation
Brand-exclusive Service Resources
BAO ZUN
Store Operations
Warehousing and Logistics
Digital Marketing
Originated from Baozun,
BOCDOP Helps Brands Realize Omnichannel Digital Operations

Drawing on years of experience in e-commerce operation and retail digitalization, BOCDOP has developed a suite of end-to-end omnichannel digital retail solutions to empower brands to achieve consumer reach, refined omnichannel operations, and intelligent decision-making:

1) DTC Consumer Reach: Provide tailored direct-to-consumer site-building solutions and personalized marketing strategies to help brands expand their private domain business;

2) ROP Omnichannel Operation: Empower brands to rapidly scale their omnichannel presence while ensuring a consistent brand experience across all channels;

3) Data Intelligence: Leverage advanced big data models and cutting-edge technologies to build an intelligent omnichannel retail engine.


DTC Consumer Reach
Brand Private Sector
Store Digitalization
Omnichannel CRM
Marketing Mini Program
DTC
CRM
ROP Omnichannel Operation
Omnichannel Product Management
Omnichannel Inventory Management
Omnichannel Order Management
Omnichannel Integration of Business and Finance
PIM
OMS
Data Intelligence
Omnichannel BI
AI Intelligent Retail Engine
BBI
SEMA

To support brands in achieving a consumer-centric transformation of their operating model, the Company has continued to promote product technology upgrades and functional innovation. By exploring end-to-end intelligent scenarios, the Company is committed to building a digital operations ecosystem that covers the entire process and continuously evolves, and making its solutions more intelligent.

Baozun 2025 Product Innovation Achievements

DTC Digital Touchpoint Solution

- Launched a "Tap-and-Go Stickers" feature, which allows consumers to tap their mobile phones against NFC tags in stores, enabling AI to automatically generate image-text posts and helping consumers achieve one-tap posting. This feature streamlined the lengthy traditional social sharing process and effectively increased user engagement, thereby bringing low-cost traffic to brand stores.
- Introduced AI-powered semantic understanding into search functionality, which intelligently expands user-entered search criteria into product keywords and synonyms, thereby accurately matching product content and enhancing user conversion rates and repurchase rates.
- Deployed an intelligent shopping guide assistant. Based on diverse data, it automatically completes customer segmentation and matches differentiated content strategies. By integrating user information and product information, it enables personalized recommendations.

OMS Omnichannel Intelligent Fulfillment

- Optimized order allocation strategies and intelligent inventory management to help merchants respond promptly to market changes and meet the needs of diverse sales models and channels.
- Supported comprehensive expansion of instant retail business across multiple platforms to meet the instant fulfillment needs of different e-commerce platforms. At the same time, it leverages functions such as automatically triggered order acceptance and real-time return of shipment status to improve operational efficiency.

PIM Omnichannel Product Management

- Introduced a feature of AI-powered product recognition. This feature automatically identifies product attributes, categories, and tag information through brand flat lay images, while matching the category requirements of different platforms to achieve automated product information processing. It reduces manual maintenance errors while lowering the time cost of information management.
- Upgraded the image processing engine and launched a circular listing function, supported by multiple product launch modes, to improve the standardization and efficiency of product data processing.

BBI Omnichannel Data Intelligent Analytics Platform

- Introduced data intelligent agents covering three major scenarios: sales orders, inbound and outbound inventory, and returns and refunds. These agents support data analysis across multiple dimensions, including brand, store, channel, time, and product category, helping brands track sales trends, evaluate the effectiveness of each channel, and monitor after-sales performance in real time.
- Connected to an open-source platform that supports the deployment of AI applications. Brand users can, based on actual business needs, independently configure data intelligent agents, making data analysis functions better aligned with their application scenarios.
- Established a product subscription assistant, enabling one-stop processing of subscription activation, cancellation, and related information inquiries through conversational interaction.

Baozun 2025 Product Innovation Awards

DTC Digital Touchpoint Solution was selected to the "Honorable Mentions" list in Gartner's *Magic Quadrant™ for Digital Commerce, 2025*.

PIM Omnichannel Product Information Management System was selected for the Gartner's *Hype Cycle for Digital Commerce, 2025.*

OMS Distributed Order Management System was selected again for the Gartner's *Market Guide for Distributed Order Management Systems (DOM), 2025.*

Focusing on the e-commerce operations value chain, the Company has continuously explored practical application scenarios for generative AI technologies. By building an AI infrastructure with four layers (general large model layer, Agent platform and MaaS engineering layer, AI component layer, and application layer), we systematically enhanced the development efficiency of internal AI tools and ensured flexible deployment as well as secure and stable operation of AI solutions. We had launched AI tools such as BaozunGPT (text generation tool), BaozunART (image design tool), BaozunVIDEO (video generation tool), ChatBI (conversational data analysis tool), S-Whiz (intelligent customer service), and BaozunRPA (automation tool), effectively improving the operational efficiency across the entire retail value chain. In 2025, the Company built and launched an AI capability portal, providing a stable and reliable platform for internal products and services to access and manage AI capabilities.

The Company places a strong emphasis on the enablement and application of AI technologies in real business scenarios. It regularly conducts AI training sessions and practical case studies covering areas such as knowledge base management, development, testing, and operations. Additionally, by organizing AI innovation competitions, the Company fully unleashes the organization's innovative vitality and practical potential, ensuring that technological capabilities are closely aligned with business value.

Case

Baozun Hosted an AI Innovation Competition

In 2025, the Company organized an AI innovation competition themed "Uncover Creativity and Enhance Core Product Competitiveness", focusing on product innovation and daily efficiency improvements to solicit creative proposals. For the top 10 selected creative projects, an expert panel provided dedicated guidance and set timelines to drive implementation, effectively empowering our existing products and improving daily work efficiency.



Building on its continued advancement in technological innovation, the Company continues to expand the scope of its product and service innovation. Centered on its brand management business, the Company integrates global brand assets with local consumer insights to continuously enhance its localized brand operation capabilities, providing replicable solutions for the localized operation of international brands and contributing practical and scalable approaches for industry development.

In terms of products, represented by Gap China's apparel offerings, the Company conducts product design and development based on local consumer needs. It has also collaborated with cultural IPs such as the Forbidden City and Peking Opera, as well as local original brands, to launch apparel collections that combine cultural elements with contemporary fashion expression. By aligning with festive occasions and consumer communities, the Company enriches its product offering and strengthens emotional connections between brands and consumers. In terms of operations and management, the Company has established an integrated online-to-offline operating model, strengthening coordination across merchandising, supply chain and channel management, while continuously improving inventory turnover efficiency and store-level performance.

In addition, we attach great importance to improving R&D delivery efficiency and delivery quality, and have formulated the *TIC Quality Management System* and the *Initiation Management System for R&D Projects*. We have implemented a "project-based" management model that integrates R&D project management into daily operations. Meanwhile, based on actual needs, we refined the *Baozun TIC Project Closure Management System*, optimized the project closure management process, and enhanced the efficiency of R&D project management. In addition, the Company has established a delivery center to centrally manage client-facing delivery resources and enable rapid remote response. The Company also promotes standardized implementation methods for mature products and introduces project performance evaluation mechanisms to improve resource utilization and the quality of R&D deliverables.

Intellectual Property Protection

Baozun strictly adheres to the *Patent Law of the People's Republic of China, Trademark Law of the People's Republic of China, Copyright Law of the People's Republic of China* and other applicable laws and regulations and has established an *Intellectual Property Manual* to systematically strengthen the management and protection of the Company's intellectual property rights. The Manual is designed to prevent infringement of the Company's own patents, trademarks, software copyrights, while ensuring that the Company does not infringe upon the intellectual property rights of others, thereby safeguarding its competitive advantage and brand reputation.

To effectively reduce infringement risks, the Company takes preventive measures against infringement and carries out actions such as competitive product screening and similar patent application checking. The Company has established management systems, such as the *Incentives for TIC Patent Applications*, to provide incentives and rewards for technical R&D personnel and encourage technological innovation. To support employees in participating in patent applications, we have formulated relevant documents, including the *Patent Application Handbook*. In 2025, we held an intellectual property application sharing session for teams applying for software copyrights, providing a detailed introduction to the application process, timeline requirements, and key considerations for application materials, thereby enhancing employees' practical capabilities in intellectual property applications.

2025 R&D and Innovation Highlights

As of December 31, 2025, Baozun

10
patents accumulated

292
computer software copyrights accumulated



Product Quality and Safety

Baozun places great emphasis on product quality and consumer safety management. Baozun Brand Management main products are apparel products for Gap China, covering different categories such as knitwear, wool knitwear, denim, and infant and toddler apparel. We also adopt a factory customization model for production management. For different fabric types and product categories, the Company strictly complied with national standards, such as *National General Safety Technical Code for Textile Products (GB 18401-2010)* and *Safety Technical Code for Infants and Children Textile Products (GB 31701-2015)*. Combined with global brand quality management requirements, we established internal quality management standards and operational guidelines to provide an institutional foundation for product quality management.

The Company has established Standard Operating Procedures (SOP) for key stages, such as product development (PD), sampling, production, and inspection, clarifying the division of responsibilities and collaboration mechanisms among departments, strengthening cross-departmental alignment and support, and promoting the effective implementation of quality management requirements across all stages. In supply chain management of brand management business, the Company reviews the qualifications of suppliers' inspectors on a monthly basis to ensure that factory-end quality control capabilities meet relevant requirements.

The Company has established mechanisms for product quality inspection and nonconforming product management, and, when necessary, initiates recall procedures in accordance with the law for products with potential safety hazards or that may involve risks to personal safety. If the market supervision and administration authorities determine that a product is defective, we will cooperate in carrying out the recall. Upon receiving the self-inspection request, we also promptly organize internal inspections and formulate remediation measures. In 2025, the Company had no product recall incidents.

Focusing on the development of internal and supply chain quality capabilities, the Company regularly organized quality-related training and communication activities, continuously enhancing internal professional capabilities and quality management of the supply chain.

Baozun Product Quality Training

Internal On-the-job Training

- Regularly conduct training for positions related to product quality and compliance management, systematically covering key topics such as global unified product testing procedures, restricted substances list management requirements, sampling principles for high-risk product categories, and third-party laboratory testing processes, thereby enhancing quality and compliance management capabilities during product development and mass production stages.
- Provide annual quality training for PD personnel, covering topics such as quality improvement and the principles and testing methods of functional textiles. We also organize visits to third-party laboratories to deepen understanding of testing principles, methods, and standards, thereby strengthening the application of quality and testing requirements.

Supply Chain Training and Communication

- Regularly conduct supplier quality training and certification assessments to ensure that suppliers understand and meet our quality requirements.
- Established a supplier quality evaluation mechanism, conducting quantitative scoring and tiered management based on indicators such as inspection report accuracy, warehouse inspection consistency, and market complaints. Dynamic supervision and access/elimination mechanisms are applied to suppliers.



Customer Service Management

Baozun is committed to providing one-stop e-commerce operation solutions for brand partners, integrating consumer-brand interaction throughout the entire business process to build a bridge for effective communication. With a focus on customer satisfaction, leveraging our comprehensive customer operations and services capabilities, we are committed to delivering a high-quality service experience that creates mutual value for both brand partners and consumers.

Baozun Service Users

Consumers	Baozun Inc.	Brand Partners
Providing consumers with a better shopping experience	Building a bridge between brands and consumers	Providing brands with one-stop solutions for e-commerce operations

Focusing on the four management elements of planning, process, personnel, and performance, the Company has set up a customer service committee, which brings together members with multi-professional backgrounds such as customer service, data analysis, SOP development, new project construction, quality management, and on-site management, to break the boundaries of industry experience, to provide systematic diagnosis and solutions for customer service pain points in multiple industries, and continuously promote the upgrading and refined operation of the customer service system.

To elevate customer satisfaction, the Company continuously refines its customer service management system and enhances the capability of its customer service team through innovative technology to provide efficient, high-quality, and professional services for consumers and brands. In 2025, the Company was again selected as one of the "Top 500 Service Industry Enterprises in China" by the China Enterprise Confederation and the China Enterprise Directors Association. In addition, the Company received the "2025 Tmall Ecosystem Excellence Service Award" and was recognized as an "Official Service Provider of Dianxiaomi".


Standardized Management System
Technology Empowerment
Baozun Customer Service System
Customer Service Team Development

Establishing a Comprehensive Customer Service System

For consumers, the Company has enacted the *Baozun Customer Service Operation Management System, Customer Service Violation Complaint and Handling Measures*, and other policies, while establishing a customer service operation management process and a mechanism for handling emergencies to ensure the customer service system is operated efficiently and stably. To provide an open complaint and feedback channel for brand partners, the Company has established the *Customer Complaint Management Mechanism*, and makes timely adjustments and improvements based on customer feedback to continuously refines services.

Baozun Customer Complaint Channels

- Corporate Customer Service Consultation
- Customer Service on E-commerce Platforms
- In-Store Feedback
- Customer Service Hotline on Shopping Receipts

The Company has established a tiered and categorized customer complaint escalation mechanism, clarifying the escalation pathways and response timelines corresponding to different risk levels. Through standardized processes for documentation, reporting, and cross-departmental coordination, we ensure that issues are identified in a timely manner, escalated rapidly, and effectively closed-loop. Under the unified management framework, the Company has developed customized escalation procedures for customers of different brands to ensure effective implementation of the mechanism.

Baozun Customer Complaint Escalation Mechanism

Incident Severity Level	Typical Scenario	Response Time Efficiency	Countermeasures
Crisis or Potential Crisis Event	Product quality and safety issues, personal injury, property loss, data privacy breaches, media or regulatory intervention, large-scale public opinion incidents, etc.	Within 10 minutes	Escalate to senior management and relevant teams via email or instant messaging, initiate cross-departmental coordinated handling, and include the case in the complaint management system for ongoing tracking and resolution.
Emergency Incident	Errors in information release, system abnormalities, serious complaints, etc.	Within 30 minutes	After completing the incident assessment, transfer it to the relevant responsible department; if necessary, create a formal complaint handling record, and follow up on the handling progress.
General Incidents	Recurring issues, cross-department communication issues, routine operational complaints, etc.	On the same day	Compile and summarize relevant case information, escalate it to the designated responsible department for handling, establish formal complaint handling records, and track the case through to resolution.

The Company prioritizes understanding the needs of brand partners and has implemented a Net Promoter Score (NPS) evaluation system for core brand customers. In 2025, the Company's NPS score was 8.39 (out of a maximum of 10). By combining targeted in-depth interviews with multi-dimensional quantitative questionnaires, the Company precisely identifies the key influencing factors of customer satisfaction, formulates targeted improvement measures, and establishes a long-term customer experience monitoring and closed-loop feedback mechanism, ensuring continuous optimization and steady enhancement of service quality.

Case

Baozun Return Issue Identification and Customer Experience Enhancement Practices

In 2025, in response to the relatively high return rate of non-standard products, the Company conducted a systematic analysis based on refund journey data from more than 190 online stores, identifying key drivers of returns such as fit decision-making, product understanding, and logistics experience. On this basis, we developed a scenario-based decision matrix covering post-purchase, in-transit logistics, and post-delivery stages, optimized the information presentation on product detail pages and service intervention mechanisms, and shifted return governance from ex-post response to proactive management in the pre-sales and in-sales stages.

To address fit decision-making, we have further established a standardized fitting report mechanism. By matching models of different body types to product size ranges for fitting sessions, structured fitting data is generated. The resulting size recommendations are then applied to product detail pages and optimized for size recommendation logic, providing consumers with more reliable fit guidance. We continuously conduct data tracking and effectiveness evaluation, monitor changes in return rates related to fitting issues as well as consultation frequency, and drive synergistic improvements in customer experience enhancement and return cost optimization.

Creating a High-Quality Customer Service Team

Creating a high-quality customer service team is an important guarantee to deliver excellent customer service to both consumers and brand partners. To continuously enhance the team's professional capabilities, the Company has established a systematic customer service training and capability development system, formulated a clear learning pathway, and provided targeted training and skill enhancement for new, existing, and newly promoted customer service managers. At the same time, our Customer Service Committee regularly organizes specialized workshops and experience-sharing activities to promote the sharing of outstanding practical achievements and the consolidation of management capabilities.

In terms of the reserve talent pool for customer service, we have remained committed to a long-term strategy of a multi-regional, decentralized footprint, enabling flexible allocation and rapid response when addressing unexpected business needs.

Baozun Customer Service Staff Learning Map

New Customer Service Representatives

Training for New Customer Service Staff

Through a combination of online courses, offline training, and examinations in setting platform rules, business fundamentals, and other courses, the Company helps new customer service staff quickly understand the rules of major platforms and master the basic abilities of customer service.

Customer Service Database

The Company has developed a knowledge system covering the whole process of customer service roles, with fragmented query functionality, providing customer service staff with ongoing learning and issue search support.

In-service Customer Service Representatives

Plan for On-Board Customer Service Staff

Courses are designed around business capabilities, service capabilities, and general capabilities. Through diverse formats such as interactive and gamified approaches, we continuously enhance the overall ability of customer service staff.

Tools Training

The Company conducts special training on the Company's innovative intelligent platform tools to help customer service staff promptly master system application capabilities, and improve work efficiency and service quality.

Customer Service Management Positions

Analysis of Newly Promoted Customer Service Managers

The Company provides targeted training for newly promoted customer service managers to help them swiftly transition into their managerial roles and gain a systematic understanding of training, performance, and other institutional norms.

Customer Service Management Sharing Session

The Company holds special sharing sessions for customer service team leaders to interpret new platform rules, exchange management experience and practical skills, and strengthen team management capabilities.

In 2025, the Company conducted 176 training sessions for new customer service employees, covering 2,200 trainees with a total of 3,836 training hours and achieving a 100% training coverage rate.

Case

Baozun Fosters COPC Standard Management

The Company has established a multi-tier professional certification system for customer service personnel, including the prestigious Customer Operations Performance Center (COPC) management standard system certification, and a customer service elite certification system, thereby creating a professional development pathway from individual capabilities to organizational management. Each year, during the annual Customer Service Committee meeting, the Company holds a certification ceremony for employees who have successfully obtained certifications, as a way to motivate the team to continuously improve its professionalism and service standards.


BAO ZUN
COPC 顾客体验优秀实践培训

The *COPC® Customer Service Provider Standard* is globally recognized as the authoritative standard for assessing customer service performance and management. We have maintained long-term cooperation with COPC and organized employees to participate in *COPC® Customer Experience Best Practices Training*, systematically introducing internationally advanced customer service management concepts and methodologies to strengthen customer experience management capabilities and service performance.

Technology Enables the Improvement of Customer Service Competence

Drawing upon years of accumulated experience in customer service and a keen focus on cutting-edge technology trends, Baozun continues to integrate new technologies into business scenarios, continuously empowers customer service upgrades, and brings customers a better and more efficient shopping experience. The Company actively promoted the application of artificial intelligence generated content (AIGC) in the customer service field. Guided by "industrial practicality", we continuously optimized key business scenarios such as intelligent responses, script recommendations, customer service training, and data analysis, effectively improving operational efficiency and customer satisfaction.

As the Company's self-developed integrated management platform, S-ANY efficiently coordinates the operation of customer service teams through intelligent, visual, and real-time management functions. It accurately captures consumer feedback, facilitating the continuous optimization of customer experience. It also quickly identifies potential risks through public opinion monitoring, ensuring that brand image is promptly maintained. In addition, the Company has constructed a Voice of Customer (VOC) analysis model based on AIGC, integrating consumer needs and feedback to gain precise insights into user needs. We optimize service strategies and sales conversion accordingly, driving the intelligent, precise, and sustainable development of the customer service system.

Additionally, to enhance customer service efficiency and satisfaction during major sales events and daily marketing activities, the Company has established a whole-process management framework for smart customer service activity configuration covering the ex-ante, in-process, and ex-post stages. This framework achieves end-to-end closed-loop management from mechanism breakdown to post-sale defense, ensuring precision in customer service responses and continuity of service.

In 2025, the Company launched the AIGC intelligent customer service coaching system on the S-ANY platform and continuously iterated the S-Whiz, further improving the efficiency and quality of customer service.

Case

Baozun Launched the AIGC Intelligent Customer Service Coaching System

In 2025, Baozun launched an AIGC intelligent customer service coaching system to enhance customer service capabilities during major promotional events. The Company used this system to provide employees with hands-on training, fully replicating the real customer service interface to help employees familiarize themselves with operational procedures and order processing workflows. The system also offers whole-process simulation, including practice with product links, product details, and order information. We also designed a dynamic anthropomorphic interaction mechanism and set up high-concurrency training, enabling employees to flexibly handle buyers' follow-up questions and feedback in simulations. A total of 769 attendances completed training through this system, with total training hours exceeding 1,000. This system has provided strong support for efficient and professional customer service during peak promotional periods.

Case

Baozun Continuously Iterates S-Whiz

Baozun continuously iterates its intelligent customer service tool, S-Whiz, and successively launched an image recognition feature and an intelligent operation assistance module. The image recognition feature can quickly match similar products within the store, improving the accuracy and timeliness of product recommendations. The intelligent operation assistance module can automatically identify consumer inquiries and generate response scripts based on the knowledge base, simplifying customer service operating procedures and addressing concurrent chat issues, thereby accelerating response speed.

During the "618" shopping festival in 2025, customer service teams using S-Whiz achieved significantly higher customer satisfaction and conversion rates compared to those not using the system. During the "Double 11" shopping festival, S-Whiz optimized daily operations for part-time employees, shortening training cycles by 35%, reducing average response time by 2.5 seconds, increasing overall operational efficiency by 13%, and improving customer satisfaction by 2.4%, effectively enhancing service quality and operational performance.

Responsible Marketing

Responsible marketing means providing consumers with factual and accurate product and service information, a commitment that is fundamental to Baozun's customer service ethos. As a trusted intermediary between brands and consumers, Baozun manages customer service on behalf of brand partners. Accordingly, responsible marketing is both a compliance obligation and a core responsibility, ensuring that consumers receive accurate and truthful product information and promoting the construction of a transparent and fair market environment.

In strict compliance with the *Law on Consumer Rights and Interests of the People's Republic of China*, the Company has strengthened product information review and service quality management through a manual and AI dual-responsibility customer service model, eliminating misleading, exaggerated and fraudulent behaviors in the marketing process, and protecting the rights and interests of consumers.

Baozun Responsible Marketing Strategy

Continuously improve and train AI models to enhance the accuracy and reliability of generated content


AI Enhancement
Manual Review

Conduct rigorous manual reviews of AI-generated content to ensure that published information complies with standards and specifications

The Company has also formulated the *Procedures of AI Configuration* for AI customer service, in which we set up verification steps for fine configuration processes and plans in the standardization process, strictly controlling key content such as product information and promotional information, to ensure that the content provided by AI customer service is truthful and accurate and to avoid misleading users. In terms of knowledge base management, the Company implements a systematic upgrade plan and advances knowledge base version iterations before major annual promotional campaigns to improve answer coverage and accuracy, ensuring that intelligent customer service provides users with reliable and responsible services across various business scenarios.

Baozun's Iteration and Upgrade Plan for the Intelligent Knowledge Base

Knowledge Base Positioning and Troubleshooting Optimization

- Updated the issue identification and troubleshooting processes within the store knowledge base, clarified responsible persons and standard requirements at each stage, and enabled issue traceability and iterative process optimization.

Iterative Self-inspection and Evaluation Mechanism

- Established a structured Knowledge Base Self-inspection Checklist, covering indicators such as content coverage, answer accuracy, and scenario relevance, to conduct systematic evaluations of the knowledge base before and after updates.

Issue Identification and Continuous Optimization

- Established a closed-loop process of "issue identification–analysis–optimization–validation", supported by the *Knowledge Base Optimization Operation Guidelines*, to ensure that the team can respond rapidly and effectively implement improvements.

Refinement of Answer Configuration Strategy

- Based on multi-scenario user intent analysis, we developed a mind map for knowledge base answer configuration strategies, clearly defining structured configuration methods for different types of Q&A, thereby enhancing the accuracy and applicability of answer coverage.

The Company has established a real-time monitoring system to dynamically monitor potential rule-violating scenarios, strengthen marketing compliance management, and safeguard consumer rights and interests as well as brand reputation. In addition, we regularly carry out random spot checks on customer service quality, covering service standardization, response accuracy, response timeliness, and risk prevention and control. Each day, the system conducts full-volume spot checks combined with manual re-inspections to randomly evaluate customer service conversations. Each month, we conduct special inspections for high-risk scenarios to ensure that truthful, accurate, and compliant information is provided in customer service process.

Gap China ensures that all store sales follow the headquarters' price and promotion guidelines, and all advertising promotional materials are uniformly designed and produced by the brand management business headquarters' marketing department. The Company ensures the authenticity and compliance of marketing content through strict systems such as commodity quality control, true price labeling, and standardized product descriptions, and has set strict penalty measures for violations to eliminate misleading and fraudulent behaviors.

The Company has conducted marketing compliance training for all of its customer service personnel (including full-time and part-time) and live stream staff to define service red lines and continuously strengthened the awareness of responsible marketing among customer service staff.

Baozun Process of Responsible Marketing Training for Customer Service Staff

Training on Responsible Marketing Awareness

Responsible marketing is integrated into the regular customer service training system, with a total of 3 online and offline training courses for marketing compliance.

Training on Product Information Accuracy

Each store conducts product information accuracy training for its customer service personnel and live stream staff to ensure that the product information provided to consumers is consistent with the standard product introduction provided by brand partners.



03

Working Together for a Shared Future Through Ecosystem Co-creation

Baozun has always been committed to the deep integration of corporate value and social value, upholding the concept of sustainable development, and actively fulfilling its social responsibilities. The Company values its employees' contributions and career development, and have established a robust talent development system. The Company actively engage in public welfare activities and proactively cultivate industry talent to support the development of the industry ecosystem, collaborating with all stakeholders to build a better future together.





Employee Responsibility

Employment and Employee Rights

The Company strictly abides by laws and regulations such as the *Labor Law of the People's Republic of China* and the *Employment Contract Law of the People's Republic of China*, and has formulated policies such as the *Employee Handbook, Code of Ethics for Management Personnel in Marriage and Love*, and *Prevention and Control of Sexual Harassment*. The Company also integrated management content related to recruitment, promotion, and performance in the *Human Resources Management Handbook*, comprehensively protecting employees' legal rights and interests.

The Company respects employees' fundamental human rights and carries out human rights due diligence. The scope of the due diligence covers not only its own operations, but also extends across the entire supply chain, with a focus on identifying adverse human rights impacts and potential risks.

The Company strictly prohibits all types of illegal employment practices. Through identity information verification and other measures, the Company verifies candidates' age and identity to avoid child labor. The Company respects employees' willingness to work, reasonably arrange work tasks, and set maximum working hours to avoid or reduce overtime or excessive working. If overtime occurs, the Company will pay overtime compensation on time. Meanwhile, the Company strictly prevents forced labor. If violations such as child labor or forced labor are identified, the Company will report them to the relevant competent authorities immediately and proactively take measures to make timely remediation, effectively safeguarding employees' legitimate rights and interests as well as personal rights.

In 2025, there were no significant violations of laws and regulations related to hiring and dismissal of employees, work hours and holidays, promotion and equal opportunities, anti-discrimination and workplace diversity, child labor, forced labor, and other labor guidelines, nor was there any significant litigation case arising from the above matters.

The Company has established a full-lifecycle employment management system. In the recruitment process, the Company strictly complies with the laws and regulations of each operating location and the terms of employment contracts. For termination, the Company has developed standardized procedures, such as setting a minimum consultation or notice period prior to large-scale layoffs, thereby fully safeguarding employees' legitimate rights and interests. In addition, the Company implements a position-based and salary-based remuneration system to ensure that employee remuneration is not lower than the local minimum wage standard. During long-term sick leave, remuneration is paid at no less than 80% of the minimum wage standard, and any shortfall is made up. Meanwhile, the Company strictly complies with the *Measures for the Payment of Wages by Enterprises in Shanghai Municipality* in the payment of salaries during sick leave and other circumstances.

The Company has entered into a number of contracts with the labor union, including the *Collective Contract*, the *Special Collective Contract on Wages*, and the *Special Collective Contract on the Special Interests of Female Employees*, and submitted them to the Shanghai Human Resources and Social Security Bureau for the record, thereby strengthening the foundation for protecting employee rights and interests with policies.

The Company operates a standard working hour system, a comprehensive working hour system, and a flexible working-hours system according to the nature of each role. Employees are entitled to national holidays and paid leave, including marriage leave, maternity leave, sick leave, paternity leave, and parental leave. In addition, the Company provides additional welfare leave and long-service leave as per the law. In terms of insurance, the Company purchases social insurance for employees. The Company also purchases employer's liability insurance for employees (including regular and part-time employees), commercial insurance for regular employees, and intern liability insurance for interns. The company has also introduced health benefit programs to additional purchase commercial insurance for employees. In addition, the Company provides a diverse range of benefits, icluding free shuttle buses services and gym facilities, and grant additional service leave and points-based rewards to employees with service tenures of 3, 5, 10, and 15 years or more.



Baozun Employee Benefits Overview

- Annual Leave
- Baozun Capacity Development Center
- Commercial Insurance
- Birthday Greetings
- Maternity Leave
- Parental Leave
- Childbirth Gift
- Transportation Allowance and Lunch Allowance
- Internal Purchases by Employees
- Access to Fitness Gym
- Free Health Check-ups
- Seniority Leave
- Friday Cultural Afternoon Tea Sessions
- Free Shuttle Bus Service
- Happy Life at Baozun
- Family Day
- Lactation Rooms
- Work-from-Home Option
- Part-Time Work Option
- Flexible Working Hours

Employee Benefits

The Company is committed to creating a vibrant working environment for employees. The Company enhances the employee experience through a variety of activities such as sports and cultural events, innovation contests, and Friday cultural afternoon tea sessions to promote an effective healthy work-life balance. In addition, through various channels like the "Baozun Culture" public account, Baozun tabloid, and posters, the Company keeps its employees informed of the latest news, continuously advance the development of corporate culture, and enhance employees' sense of belonging and cohesion.

Case

"Baozun Autumn Vitality Run"

In 2025, the Company held the "Baozun Autumn Vitality Run" themed event, which was open to employees, partners, and VIP customers and was held through a combination of online and offline formats. The event featured lightweight online programs such as check-ins for fitness walking and vitality running. A total of 330 participants formed teams, took part, and completed the event. Offline, the Company hosted a professional running competition, with 224 employees participating, including 140 in team races and 84 in individual races. The Company also invited 33 VIP customers to participate. Centered on athletic competition and teamwork, the event not only enriched employees' cultural life but also fostered a positive organizational atmosphere, effectively enhancing team cohesion and the influence of its corporate culture.




"Baozun Autumn Vitality Run"

Case

"Baozun Family Day"

On October 25, 2025, Baozun held its annual featured event "Baozun Family Day" at the Junengwan Campus, inviting nearly 1,000 employees and their family members to participate. The event featured a variety of engaging activities, including a tour of the Baozun Museum, the "Right to Win" themed market, the Baozun Lecture Hall, a brand special sale, and fun interactive games. These activities allowed family members to gain an immersive understanding of employees' work environment and the Company's corporate journey, offering them a close-up experience of Baozun's corporate culture and humanistic care. This further strengthened the emotional bond between the Company, its employees, and their families.



"Baozun Family Day"

The Company values the needs of its employees and encourages them to actively engage in communication. The Company has established an open and transparent communication system and diverse communication channels to better listen to its employees' voices, fostering an open, transparent, and reliable working atmosphere.

The Company has assigned employee representatives and union representatives, and collects employees' opinions and suggestions in a timely manner through regular or irregular meetings. At the same time, the Company regularly hold executive communication meetings attended by employees at the managerial level or above, providing employees with a platform for direct communication with senior management. Based on employees' feedback, the Company continuously improves its management initiatives, enabling employees to have a greater sense of participation and satisfaction.

In addition, the Company has continuously improved the daily feedback mechanism. The Company has established physical "Employee Service Centers" and online platforms such as "WeCom Supreme" and "8080 Service Hotline". These channels facilitate employees' feedback and requests and resolve work-related issues.

Baozun Employee Communication Channels

- Labor Union and Staff Council
- Senior Management Communication Meeting
- HRBP Communication Team
- Employee Service Center
- WeCom Supreme
- 8080 Service Hotline

In 2025, the Company received multiple authoritative industry recognitions, including "2025 Model Employer" and "51job 2025 Outstanding Employer". The Company also won the "Best Innovative Employee Experience Program" award and the "Best Employer Branding Award" at the Employer Branding Creativity Competition, and were selected for the "China Europe International Business School (CEIBS) Best Company Event", fully demonstrating its outstanding performance in employee experience, talent development, and employer influence.



Baozun Was Named the "2025 Model Employer"



Baozun Won the "Best Innovative Employee Experience Program" Award



Baozun Was Selected for the "China Europe International Business School (CEIBS) Best Company Event"

Employee Equality and Diversity

Baozun has always adhered to the principles of fairness, impartiality, and transparency in employment. The Company commits to providing equal development opportunities in recruitment, hiring, promotion, transfer, and compensation for employees of different ages, genders, places of origin, ethnicities, religious beliefs, and marital statuses, and firmly oppose any form of discrimination.

The Company actively advocates for a diverse workforce and is committed to creating an inclusive and respectful working environment. To effectively uphold the rights of minority groups, vulnerable groups, and female employees, the Company regularly organizes anti-harassment training, firmly opposes any form of discrimination and harassment, and clearly specify in the *Prevention and Control of Sexual Harassment* policy the reporting process for relevant incidents and subsequent countermeasures. In 2025, the Company did not experience any incidents of discrimination or harassment.

The Company has consistently adhered to the principle of "appropriate attention and equal treatment", proactively providing persons with disabilities with decent employment positions with development opportunities, and supporting employees with disabilities in leveraging their professional capabilities and innovative value in their respective roles. The Company has equipped its workplaces with accessible restrooms, assistive facilities, and passages in the office area to comprehensively facilitate the work and travel of employees with disabilities. As of the end of 2025, the Company had 3 colleagues with disabilities.

The Company places great importance on the professional contributions of female employees and regards them as a key driving force for corporate development. The Company safeguard female employees' lawful entitlements to statutory benefits such as marital and maternity leave in strict accordance with relevant national and local laws and regulations, maintain zero tolerance for all forms of workplace harassment, and firmly prevent any discriminatory or derogatory remarks and information. In addition, the rights of female employees are clearly defined in the *Special Collective Contract for Female Employees* signed with the labor union. The Company also conducts regular female employee communication activities and provides exclusive holiday benefits for female employees to protect their rights and interests on all fronts.

In response to the actual needs of female employees during pregnancy and lactation, the Company has specially created high-standard "nursing rooms" to provide them with a comfortable, safe, and private rest space, helping female employees better balance work and family. To further care for women's physical and mental health, the Company provides female employees with a green channel for scheduling HPV 9-valent vaccine, and regularly invite external experts to conduct lectures on women's occupational health, continuously enhancing health protection and the sense of belonging among female employees.





Baozun Creates High-Standard "Nursing Rooms"

Employee Training and Development

Talent System Development

With "Excellence in Quality, Success in People" as its core philosophy, Baozun has integrated the unlocking of employees' individual potential, the unification of team strength, and the building of a diverse and inclusive culture into its overarching talent strategy. The Company deeply integrates performance data with competency dimensions to establish a systematic talent assessment matrix. Using the talent inventory nine-box grid as a practical tool, the Company has developed a scientific and rigorous assessment system. Through a comprehensive dual-dimensional assessment of employee performance and development potential, the company accurately identifies high-potential talent and key core talent and develops succession plans accordingly to dynamically clarify the status of the talent pool. In addition, the Company continuously consolidates and organizes talent information to establish a tiered and categorized talent pool covering key positions in various departments of the company, thereby strengthening the talent foundation for the Company's long-term development.

In 2025, the Company conducted a talent inventory using a combined online and in-person approach, covering 3,865 employees, an increase of 203 employees compared with the previous year, with the new employees mainly at the execution level. Specifically, on the online front, 598 employees were assessed through the talent digitalization system, with a focus on key roles such as mid-to-senior management at the Group level, store managers, and brand managers, and talent pools for store managers and brand managers were also established. On the in-person front, 3,267 employees were assessed, with most departments having established a relatively comprehensive and systematic annual talent inventory mechanism covering mid-to-senior management down to frontline execution levels, reflecting an evident shift in focus toward building talent pipelines at the mid-to-junior levels.

Employee Training

To align with business strategy and talent development needs, Baozun has established a systematic talent development and training system and continuously optimized the Baozun Capacity Development Center. Through an integrated online and offline approach, the Company provides diverse training programs for employees at different levels, effectively supporting strategic implementation, business growth, and organizational capacity improvement, while addressing the development needs of talent cultivation, job skills enhancement, and organizational innovation and transformation.

The Baozun Capacity Development Center, with the integration of Eastern and Western management wisdom and enterprises practices as its core, provides professional and efficient learning solutions to employees at all stages. The center holds a vision of becoming a "military school" for future digital business talents and a globally branded enterprise think tank in the field of digital business, and mission of creating an enterprise learning center for world-renowned brands, cultivating business elites and business leaders for companies and industries, and building Baozun into a outstanding learning organization. Baozun Capacity Development Center has established key capability modules such as the New Young Talents Academy, Leadership Training Academy, Brand E-Commerce Academy, Digital Technology Academy, and Supply Chain Academy, providing systematic and all-dimensional support for the development of talents in the company and the industry.


New Young Talents Academy
Operations Class
Product Class
Deployment Class
Technology Class
Supply Chain Class
Leader Training Academy
College I (R4)
College II (R5)
College III (R6)
College IV (R7)
Graduate R8+
Business Development Courses
Brand E-Commerce Academy
BBO Talent Development Program
Brand Manager Talent Development Program
Store Manager Talent Development Program
Distribution Skills Training
Specialized Product Training
Digital Technology Academy
TIC Orientation Camp
Super PM&BA
Vocational Training & TIC Technology Development
Vocational Training & TIC Technology Testing
Supply Chain Academy
LSG Orientation Camp
Vocational Training BSCA Certification
Vocational Training Lean Process
General Courses: New Employee Orientation, Baozun Lecture Hall, Open Classes
Baozun Online Learning Platform: Selective Online courses, Study Group Communication

Baozun Capacity Development Center

In 2025, the Baozun Capacity Development Center conducted a total of 153 online and in-person training sessions, recording 31,146 attendances. Specifically, a total of 145 offline training sessions were held, covering 13,682 attendances, marking the first time that the number of offline trainees surpassed the 10,000 mark. In addition, the center launched eight online training programs for all employees, covering topics such as the Golden 12 Challenges, Golden Abacus, performance management, user privacy, and the supervision system, reaching a total of 17,464 attendances.

Baozun Talent Development Programs by Level and Specific Content

Program	Specific Content
New Employee Orientation	Mandatory online and offline courses were set up to enhance the onboarding experience and training effectiveness, helping new employees integrate quickly.
Baozun Lecture Hall	A knowledge-sharing platform for Baozun employees to learn and exchange ideas. This platform features Baozun's expert in-house trainers sharing years of accumulated experience and teaching the latest skills, with boutique courses and high-demand skills offered on a rotating basis to accommodate flexible learning schedules, supporting the growth and career development of Baozun employees.
New Young Talents Academy	For new graduates entering the workplace, the academy offers a full range of professional and vocational skills courses, and pilots personalized mentorship programs tailored to the characteristics of different roles, rapidly cultivating emerging talents in the digital commerce sector.
Baozun Group CAP Program	Baozun's capability acceleration program for key positions, as well as the Company's mid-level key talent reserve program. It aims to rapidly enhance the professional capabilities of high-potential employees through intensive specialized training, accelerating their personal career development.
Leadership Academy	Baozun has established a systematic talent development system for the management team. For the four core levels from new supervisor to director (R4–R7), differentiated courses are offered, with content deeply integrating the two key areas of financial management and human resources. The program aims to enhance the comprehensive professional and managerial capabilities of leaders at each level through progressive development, providing solid talent support for organizational growth.

Case

Baozun Lecture Hall

Baozun Lecture Hall is a knowledge-sharing platform for Baozun employees to learn and exchange ideas. Here, Baozun's expert in-house trainers share their years of experience and teach new skills, with boutique courses and high-demand skills offered on a rotating basis to accommodate flexible learning schedules, supporting the growth and career development of Baozun employees. In 2025, Baozun Lecture Hall entered into brand-oriented operations and developed a series of courses covering topics such as AI, office skills, e-commerce, merchandise, and logistics. In 2025, a total of 24 offline training sessions were conducted, reaching 2,603 attendances, with an overall rating of 4.8 points.



Photo of the Baozun Lecture Hall

Case

New Youth Project Z

Baozun New Youth Project Z, as a strategic talent incubation engine, builds a talent pipeline for digital commerce through 52 weeks of customized training. In 2024, the program comprehensively upgraded four major systems, including the curriculum system, mentoring system, credit system, and certification system, and was the only representative enterprise from Jing'an District for the 2024 Shanghai New Apprenticeship Program. Referring to the national vocational skills certification system, a certification system has been established, and the *Baozun E-commerce Operator (Reference Intermediate)* certificate has been issued. In July 2025, 115 trainees from Class 2024 successfully graduated, covering four regions, including Shanghai, Chengdu, Nantong, and Hefei, and encompassing five major specialized classes, including operations, merchandise, technology, supply chain, and advertising placement. Over the full year, Class 2024 completed 97 training sessions, with 8,676 attendances. In June, 91 trainees in the Shanghai region were awarded the first cohort of the *Baozun E-commerce Operator (Reference Intermediate)* certification, providing the Group with high-quality talent reserves and effectively addressing recruitment challenges.


BAO ZUN


宝尊电商运营师（参照中级）证书

New Youth Project Z

Case

Baozun Leadership Academy

Baozun Leadership Academy is a systematic talent development program for the management, covering four core levels from R4 to R7. With financial management and human resources management as the core modules, it improves managers' comprehensive capabilities through differentiated, progressive courses. In 2025, the first phase of the financial management course series completed five training sessions, covering 141 attendances, with an overall rating as high as 4.94 points.


Leadership Academy 2.0
Financial Management Module
Human Resources Module
COLLEGE IV Director Development Program (R7)
Financial Analysis and Budget Management
E-commerce Taxation and Audit
Distribution Financial Management
Advanced Human Resource Management
Talent development
Compensation and incentives
COLLEGE III Senior Manager Development Program (R6)
Financial Analysis and Budget Management
E-commerce Taxation and Audit
Distribution Financial Management
Advanced Human Resource Management
Talent development
Compensation and incentives
COLLEGE II Manager Development Program (R5)
Financial Analysis and Budget Management
E-commerce Taxation and Audit
Baozun Financial Management
Fundamentals of Human Resource Management
Recruitment skills
Training and development
COLLEGE I Supervisor Development Program (R4)
Finance Fundamentals
Taxation Fundamentals
General Human Resource Management
Baozun talent development system
Recruitment skills



Baozun Leadership Academy

Case

Baozun Launched the "Golden 12 Challenges" E-commerce Knowledge Ranking Competition

The "Golden 12 Challenges" E-commerce Knowledge Ranking Competition is a learning initiative launched by Baozun Capacity Development Center for all employees to enhance their e-commerce expertise. Designed with 12 gamified challenges, it covers core areas such as e-commerce operations, digital marketing, and logistics and supply chain. Held from April 8 to May 12, 2025, the competition adopted an online learning and quiz format. Participants who completed all levels were awarded the "E-commerce Encyclopedia" certification. The initiative attracted 1,466 employees across multiple business divisions and offered the "Golden Warrior Award" and "Golden Legion Award", effectively popularizing e-commerce knowledge and strengthening employees' professional capabilities.


宝尊能力
发展中心
2025 黄金战士获奖选手
黄金十二宫
排位赛

"Golden 12 Challenges" E-commerce Knowledge Ranking Competition

Case

Baozun Conducted the "Golden Abacus" Financial Knowledge Competition

The "Golden Abacus" Financial Knowledge Competition is a professional financial capability enhancement program launched by Baozun for all employees. It strengthens employees' financial knowledge and business application capabilities through a fun competition format. The event was held from August 1 to September 12, 2025. Participants were required to complete learning and assessments across three major modules: basic financial knowledge, store operations, and financial management. After passing, they could obtain the "Finance Junior Shopkeeper" certification and also participate in a distributor business special challenge to qualify for the "Distributor Finance Expert" certification. The event attracted a total of 760 employees. Five business divisions won the "Golden Abacus Award for Business Division", and 174 participants passed the assessments and received the individual honor of the "Golden Abacus Award".


金算盘
财务知识竞赛
竞赛时间: 8月1日-9月12日
竞赛任务
竞赛奖励
个人奖项: 金算盘奖
团队奖项: 金算盘事业部奖
参赛方式
企微扫码
立即挑战

"Golden Abacus" Financial Knowledge Competition

Promotion and Development

Following the talent development concept of "attaching equal importance to virtue and ability and promoting grade by grade", Baozun has formulated *Promotion Management Measures* and *Performance Management Measures*. While supporting the Company's high-quality development, the Company provides employees with a broad career development platform and help them realize their personal career value. The Company established a Three-Level Talent Development Committee System, which is responsible for accurately identifying key positions and core talent around the Group's strategy. It systematically plans and supports the construction of talent echelons to facilitate medium- and long-term business development, promoting the cultivation and development of talent at all levels.

The Company regards a clear level and grade framework as the important foundation for developing talent planning, selection and appointment, performance evaluation, and remuneration management. Baozun's level and grade system comprises executive, planning, strategic, and tactical levels, which correspond to detailed grades ranging from R1 (assistant) to R11 (president), with professional and managerial career paths established starting from the R4 (supervisor/senior specialist) level. Based on this level and grade system, the Company has developed several competency standards, including the *Universal Competency Definition*, the *Management Competency Model*, and the *Position Competency Model*, providing clear talent portraits and talent standards for talent development.

Baozun Talent Development System Framework

Baozun Talent Reserve Program


Talent Development Program
New Youth Program
Tactical Level
Strategic Level
Planning Level
Executive Level
Intern
BBO Program/ Executive Mentor
CAP Program/ High-Potential Program
New Youth Program
New Seed Academy/ School-Enterprise Cooperation

In terms of promotion management, Baozun has established clear promotion evaluation criteria for positions at all levels, providing a transparent framework of competency standards and a clear career development path for all employees. In 2025, to accelerate the development of mid-level and basic level staff, the Company introduced a quarterly promotion channel, with promotions for mid-level and basic level employees accounting for 84% of the total, effectively strengthening the foundation of the talent pipeline.

In 2025, the Company updated and released the *Baozun Performance Management System*, covering the performance management system, management principles, appraisal subjects, the annual review process, and application of results -- further standardizing and clarifying its performance management framework. Through a systematic management process, it enhances the overall effectiveness of individuals, teams, and the organization, ensures the sustainable development of organizational talent, supports the achievement of strategic objectives, and promotes the shared growth of the Company and employees.

The Company's performance evaluation process comprises three key stages: employee self-assessment, supervisor evaluation, and performance calibration. Employee performance is comprehensively reviewed from three dimensions, namely the individual, supervisor, and organization, to ensure the objectivity and accuracy of the evaluation results. During the supervisor evaluation stage, managers may, based on the scope of work for which the employee is responsible, invite relevant colleagues to provide feedback to obtain multi-dimensional evaluations. During the performance calibration stage, the manager's supervisor takes the lead to review and adjust the evaluation results of subordinate teams from an organizational perspective, ensuring that the performance evaluation is both comprehensive and consistent at both the individual and organizational levels. In addition, the Company has an ongoing tracking and feedback mechanism in place throughout the performance cycle, encouraging managers and employees to regularly engage in equal dialogue and jointly review work outcomes. In light of business objectives and employees' development needs, improvement plans are developed to promote the integration of organizational strategy implementation and talent development advancement.

In terms of bonus incentives, Baozun has developed a robust incentive system to drive performance growth. Targeting business units and professional teams as incentive subjects, the Company adopts a model where "organizational performance determines the bonus pool + individual performance determines the distribution", to achieve profitability accountability and reward for effort, fully stimulating the vitality of both the organization and individuals.

Occupational Health and Safety

Baozun strictly complies with occupational health and safety laws and regulations, including the *Work Safety Law of the People's Republic of China* and the *Law of the People's Republic of China on the Prevention and Control of Occupational Diseases,* and has continuously improved the occupational health and safety management system and incorporated relevant requirements into the Company's policies and operational guidelines. The Company has established a high-level cross-departmental Work Safety Management Committee and has set up safety teams in each park. These teams are responsible for daily safety maintenance and identifying potential safety hazards within the parks, making every effort to safeguard employees' occupational health and workplace safety.

In pursuit of the goals of "zero work-related injuries" and "zero accidents", the Company strengthens employee safety awareness through safety training, safety drills, and other means. The Company promotes the participation of all staff in identifying potential hazards, and takes different security measures for different scenarios in functional departments, warehousing and logistics business departments. The Company has also established procedures for investigating work-related accidents to achieve whole-process control over occupational health and safety. In the past three consecutive years, the number of work-related fatalities was 0; the number of occupational illnesses was 0; and the number of fire accidents was 0.

2025 Annual Baozun Key Safety Action

Measures	Specific Content
Safety Training	◦ Conducted security training for newly recruited staff and operational safety training for on-board employees. ◦ Organized fire drills twice a year. ◦ Conducted monthly campaigns on security awareness. ◦ Held Safety Month in October to improve the safety awareness and skills of all staff.
Safety Risk Assessment	◦ Established a Safety Production Management Committee comprising the Vice President, the head of the Human Resources Department, and heads of business units. ◦ Monthly multi-departmental inspections of logistics zones were organized by business departments, as were monthly safety meetings. ◦ A safety risk assessment was conducted for all zones once every six months. ◦ Formulated targeted prevention and control measures based on the safety risk assessment rating.
Safety Inspection and Evaluation	◦ All logistics parks were divided into three categories according to area size, with each park setting up a safety team under the guidance of the Loss Prevention and Supervision Department. ◦ Baozun warehousing security employees worked together with third-party safety personnel and business department employees to carry out safety protection work as well as generate weekly and quarterly reports. ◦ Before entering a park for construction, contractors were required to submit a construction application and sign relevant agreements, letters of commitment, etc., with the Company to ensure safe construction. ◦ Monthly evaluation of each park by the Loss Prevention and Supervision Department according to the *Advanced Parks Evaluation Form for Security*.

The Company attaches great importance to the physical and mental health of employees, and launches "Health Week" campaigns to provide health diagnosis and treatment for employees, while also relieving their work pressure. Meanwhile, the Company continued to implement the Employee Assistance Program (EAP), providing professional psychological diagnosis, guidance and support to employees through online counseling, in-person training, and other forms to effectively ensure their mental health.





Baozun's "Health Week" Campaign

Sustainable Supply Chain Management

Baozun's suppliers mainly cover categories such as engineering and administration, professional services, IT and data centers, digital marketing, flexible staffing, and warehousing and logistics. The core supplier category for Gap China is garment contract manufacturing. Strictly abiding by laws and regulations such as the *Civil Code of the People's Republic of China* and *The Bidding Law of the People's Republic of China*, the Company formulated *Baozun Procurement Policy 4.0*, clarifying principles related to responsible procurement, and establishing a full-lifecycle management system and procedure covering supplier qualification review, procurement strategy formulation, tendering and procurement, warehousing management, and supplier assessment, thereby achieving standardized and systematic control over the entire procurement process.

Baozun Sustainable Procurement Principles

- Strictly comply with the requirements of relevant national laws and regulation
- Adhere to business ethics, integrity, openness, and transparency
- Committed to optimizing total cost
- Information sharing and intercommunication within the industry
- Adhere to green procurement principles

Baozun Full-lifecycle Supplier Management System

Supplier Management Process	Specific Content
Supplier Qualification Review and Admission	◦ The Company has formulated the *Baozun Group Supplier Admission System*, clearly requiring suppliers to fill out the *Baozun E-commerce Supplier Information Form* to assess core information such as suppliers' basic profile, equipment configuration, product system, organizational structure, and supply capacity, laying the management foundation for the supplier admission process. ◦ The Company uses the third-party platform Qixin Huiyan to comprehensively collect key information such as suppliers' years since establishment and registered capital, providing data support for supplier safety review, admission assessment, and risk prevention and control. This further enhances the standardization and precision of supplier management and effectively prevents supply chain management risks through multi-dimensional verification. ◦ The Company conducts on-site supplier assessments for critical products and services. ◦ At the beginning of each year, the Company conducts a comprehensive evaluation of cooperating suppliers in the previous year. The evaluation dimensions cover four major aspects: quality, cost, delivery, and service, to comprehensively assess suppliers' performance and fulfillment capabilities in cooperation. If the evaluation score is relatively low, the procurement department promptly provide feedback to the business side and communicate to verify specific issues, ensuring that the qualifications of admitted suppliers meet the standards. ◦ The Company's inspection and supervision department formulates and updates the blacklist system, enters the information of blacklisted enterprises into the Qixin Huiyan (merchant version) platform, and compares related party relationships with the Company's current cooperating suppliers, effectively preventing the risk of non-compliant cooperation and strengthening supplier compliance management. ◦ Admitted suppliers must sign relevant admission appendices, namely the *Supplier Code of Conduct, Confidentiality Agreement, Anti-Corruption and Compliance Declaration, Family and Friends Relationship Declaration*, and *Network Security Agreement*. These agreements ensure that suppliers uphold business ethics, eliminate any form of unfair competition, and strengthen information and data security management. Together, they aim to maintain a fair, just, and transparent business environment and promote the sustainable development of the supply chain. To jointly create a sustainable development ecosystem for the e-commerce industry, the *Supplier Code of Conduct* requires and encourages partners to cooperate on a variety of issues, including human rights protection, environmental protection, privacy and confidentiality, anti-corruption, and economic development. ◦ In 2025, the Company had 31 audited suppliers and 31 approved suppliers.

Supplier Management Process	Specific Content

Procurement Strategy

- The Company incorporated ESG requirements into the appendices to procurement contracts, requiring that the businesses undertaken by suppliers be subject to the environmental protection content in the *Supplier Code of Conduct*.
- The Company has established a strategic category procurement plan and introduced concept of total cost of ownership. Based on three core dimensions, namely price, service, and quality, the Company incorporated suppliers' sustainable development performance into the procurement evaluation system, encouraging brand partners and other stakeholders to choose suppliers with a better total cost of ownership and better sustainability in the procurement decision-making process.
- The Company gives priority to purchasing environmentally friendly raw materials, such as cardboard boxes made from recycled material and packaging boxes certified by the Forest Stewardship Council (FSC).
- The Company recommends that suppliers establish an environmental management system in accordance with ISO 14001 or equivalent standards, and commit to the efficient use of raw materials, energy and natural resources, as well as the reduction of waste, noise and other emissions.

Procurement Execution

- When conducting procurement, the Company fully integrates ESG evaluation dimensions, and promotes brand partners to cascade and implement relevant requirements such as green logistics, human rights protection, and standardized employment practices.
- The Company actively implemented a localized procurement policy with a local procurement ratio of over 90.85% to minimize transportation costs while reducing the environmental impact of the transportation process.

Supplier Evaluation

- The Company classifies suppliers into three categories: Category A suppliers with annual procurement volume exceeding RMB 5 million; Category B suppliers with annual procurement volume between RMB 2 million and RMB 5 million; and Category C suppliers with annual procurement volume below RMB 2 million.
- For suppliers rated as excellent, the Company expands the scale of business cooperation; for those rated as good, the Company urges improvements in identified weak areas; and for those rated as qualified, the Company suspends new business cooperation and requires remediation and optimization within a specified timeframe.
- In addition, the Company conducts supplier assessments twice a year for category A suppliers and once a year for category B suppliers. In order to ensure that the quality of products provided by suppliers meets its standards, the Company conducts targeted assessments according to supplier categories and has formulated the *Supplier Evaluation Form* and *Supplier/Contractor EHS Audit System* to review a multitude of aspects such as quality, price, service, occupational health and safety.
- Gap China conducts annual third-party factory audits for all suppliers of the brand management business to comprehensively review suppliers' compliance with operational and sustainable development requirements. The content of such audits includes the formulation and implementation of policies (such as anti-child labor, anti-bribery, and anti-forced labor policies); employee welfare benefits; a safe working environment; and environmental protection. The Company provides corrective plans to suppliers whose factory audits do not meet compliance standards, then follows up on and pushes the completion of these plans.
- In 2025, the Company assessed 16 suppliers, of which 37.5% were rated excellent, 31.25% good, and 31.25% qualified.

Empowering Suppliers

- The Company promotes supplier diversification, maintaining a fair and just competitive environment while embracing social responsibility.
- The Company conducts regular training for suppliers. For the interim customer service suppliers during the promotional period, the Company conducts supplier training twice a year, shares real cases of operational accidents, and conducts self-examination and early warning of related hidden dangers based on the precipitation summary of the cases.
- The Company shares sustainable development knowledge with suppliers.
- The Company provides training for procurement parties and internal stakeholders on the role of suppliers in ESG projects. In the logistics segment, the Company advanced the Phase II project of Yishang Wujiangnan and the Dafuhao photovoltaic project to build a green logistics system. Meanwhile, in the administration segment, the Company piloted an IoT system to further tap energy-saving potential and achieve reductions in both electricity consumption and electricity prices. Focusing on energy consumption control and energy efficiency targets, the Company put into use smart energy-saving facilities such as infrared sensors, photovoltaics, and electric vehicle charging piles.
- In 2025, the Company's supplier training covered 1,234 suppliers, with a cumulative training duration of 652 hours.

In addition, the Company carried out supplier data management to improve operations and maintenance efficiency. In 2025, the Company was preparing to implement a new MDM master data management system to centrally manage supplier data. For example, the Company refined suppliers from a single dimension into multiple categories, including general, internal settlement, one-off, virtual, batch import, and historical, thereby optimizing the supplier management system and comprehensively improving overall supplier management efficiency.

Empowering Industry Development

As a leader in China's e-commerce services industry, Baozun actively deepens the integration of industry, academia, and research. Though a school-enterprise cooperation model, the Company has built a professional employment training platform, providing targeted support to enhance the quality of vocational education and continuously developing high-caliber professional talent for the e-commerce industry.

Progress of Baozun's 2025 School-Enterprise Cooperation Program

Baozun continued to deepen its school-enterprise cooperation mechanism, establishing long-term cooperative relationships with Nantong Vocational University, Nantong Institute of Technology, Wuhan Technology and Business University, Shandong Vocational and Technical University of International Studies, Jiangxi University of Technology, and other institutions. Focusing on joint talent development, joint curriculum development, and practical teaching, the Company carried out systematic collaboration to promote the integrated development of industry and education in greater depth.

- In terms of the training model, the Company assigned professional instructors to participate in the joint development of the curriculum system, creating teaching content that is both practical and forward-looking to enhance students' employment competitiveness. Meanwhile, the Company jointly established an e-commerce industry institute with Jiangxi University of Technology. Adopting a collaborative "School + Renowned Enterprise" training model, the Company integrated resources from both parties to provide students with systematic e-commerce coursework as well as internship and employment opportunities. As of the end of 2025, the program had benefited nearly 200 students cumulatively.
- At the practical teaching level, the cooperation programs cover work-study alternation, centralized internships, and hands-on training during major e-commerce sales events such as "618" and "Double 11", providing students with immersive industry practical experience. In 2025, a total of 2,000 students participated in relevant practical activities, further strengthening their vocational adaptability and hands-on capabilities.


BAOZUN
宝尊电商集团 宝悦（南通）电子商务科技有限公司
南通理工学院

Case

Baozun Organized the "Xing Bao Business Festival" Event

In 2025, Baozun partnered with Shanghai Xingjian College to co-create the "Xing Bao Business Festival", a featured industry-education integration event. Now in its third edition, the festival centered around the "Double 11" sales event as a theme for hands-on practice, with over 100 students from various disciplines deeply involved in the entire process of the pre-heat internal sales event. This edition innovatively introduced a live-streaming operations model, integrating traditional commerce with the digital economy, and put into use a premium live-streaming training room, where 16 participating teams fully demonstrated the end-to-end process of digital marketing. This event strengthened the school-enterprise collaborative talent development mechanism, continued to deepen industry-education integration, and cultivated versatile e-commerce talent.




行宝商贸节

Baozun "Xing Bao Business Festival"

Baozun always adheres to the philosophy of "achieving greatness together", actively participating in activities such as industry forums and exchanges, and proactively sharing cutting-edge industry insights and practical development achievements. These efforts aim to strengthen industry collaboration and experience sharing, promote mutual learning, collective engagement, and coordinated progress within the industry, and comprehensively contribute to the sustainable and healthy development of the e-commerce industry.

Case

Baozun Participates in the Fashion and Luxury Industry Forum

In November 2025, Baozun made an appearance at the Fashion and Luxury Industry Forum, sharing new trends in the development of the retail industry from the perspective of an industry leader and offering recommendations to empower industry development. Baozun has accurately identified the core of the industry's transformation of shifting from "explosive growth" to cultivating "sustained relationships" in operations, and has proposed a development direction centered on the integration of the transactional space and the experiential space. The Company has also shared innovative practices such as immersive live-streaming showcases and technology-enabled product experiences. Meanwhile, Baozun shared practical initiatives such as building a user-centric core technology middle platform and providing full-funnel growth services via Insight Advertising, validating the effectiveness of an integrated brand, performance, and sales strategy through real cases. With in-depth industry insights and hands-on experience, Baozun provided new ideas for brand development and promoted the retail industry's transformation and upgrading toward greater precision and enhanced experiences.


THE FUTURE
时尚与精品行业论坛
OF FASHION
& LUXURY


THE FUTURE
时尚与精品行业论坛
OF FASHION

Baozun Participated in the Fashion and Luxury Industry Forum

Case

Baozun Participates in the 18th ROI Festival

In October 2025, Mr. Vincent Wenbin Qiu, Chairman of Baozun Group, was invited to participate in the 18th ROI Festival and shared practical experience and forward-looking perspectives at an industry roundtable forum themed "Brand Confidence and Development Expectations in an Era of Uncertainty", providing important reference for industry development. Meanwhile, drawing on hands-on experience across the full development cycle of Baozun Group, Mr. Vincent Wenbin Qiu proposed that corporate budget formulation needs to balance planning and flexibility. In addition, in response to the current wave of AI, he offered development recommendations on rational deployment and flexible empowerment, and shared Baozun's dual-track strategy of serving brands and operating proprietary brands, helping the industry effectively address market uncertainty and contributing to high-quality industry development.


金投赏

Baozun Participates in the 18th ROI Festival

Industry Awards Received by Baozun in 2025 (Selected)

2025 18th ROI Awards



ROI Festival

"JD Excellence" Partner of the Year


京卓越

JD.com

Alimama 2025 Dual Marketing Partner Certification

(Super Marketing Partner – Brand Management;
Rising Star Marketing Partner – UD Performance)



Alimama

Alimama Future Business Awards

(AI Innovation – All-Channel Operations Partner of the Year; AI Innovation – Audience Growth Partner of the Year; AI Innovation – Product Breakout Award of the Year)



Alimama

Tmall Content Partner


内容合作伙伴
宝尊电商

Taobao-Tmall

2025 Tmall Ecosystem Excellence Service Award


淘宝
Taobao
2025年度
年度天猫生态卓越服务奖
Annual Tmall Service Excellence Award
淘天集团

Taotian Group

2025 Official Service Provider Certification of Dianxiaomi


A+级
年度店小蜜官方
服务商认证
2025

Taotian Group

Tencent Thousand Domains Program – "Outstanding Certified Partner" & "All-Channel Operations Award"


千域计划

Tencent

Public Welfare, Philanthropy, and Volunteer Services

Guided by a deep sense of social responsibility, Baozun upholds the philanthropic ethos of "Forging Compassion through Public Welfare", actively fulfilling corporate social responsibility through methods such as material donation, organizing volunteer activities, and conducting public welfare courses. The Company continued to deepen its efforts in public welfare areas such as education assistance and medical assistance, committed to building harmonious community relations full of warmth and responsibility, and contributing to the development of a better society. In 2025, the Company routinely conducted charitable and volunteer activities, conveying warmth and giving back to society through concrete actions, actively demonstrating its responsibility and commitment.

Case

Baozun's "Summer Heat Relief Campaign"

In August 2025, Baozun's labor union organized a series of charitable care initiatives under the theme of "Summer Heat Relief Campaign", actively fulfilling its corporate social responsibility. On August 4, in response to the call from the Shibei Trade Union, the Company launched a week-long "Water Station" initiative, providing free drinking water to sanitation workers, couriers, delivery riders, and other outdoor workers to alleviate the strain of working in high temperatures. On August 22, the Company organized a high-temperature outreach and distributed heatstroke-prevention and cooling beverages, medicines, and supplies to frontline employees, conveying organizational care. This campaign demonstrated the Company's respect and care for workers and effectively fulfilled corporate social responsibility.


BAO ZUN
爱心携手
清凉一夏
爱心水站
Baozun's Public Welfare Initiative – "Water Station"


宝尊集团工会
"夏日送清凉"
BAOZUN
Baozun's "High-Temperature Outreach" Initiative

In addition, the Company pays close attention to the development of rural education, and is committed to improving the operating conditions of rural schools through public welfare donations and other means. The Company's efforts include safeguarding the visual health of rural students and supporting the quality improvement and upgrading of rural education, contributing to the development of rural education.

Case

Baozun Eye-protection Lamp Donation Project for Yunnan Malipo County

In 2025, Baozun carried out its third annual charitable donation campaign of eye-protecting lamps to Malipo County, Yunnan Province. Through this initiative, a total of 232 eye-protecting lamps were donated to Maocaoping Primary School and Nanyou Primary School in Mali Town, as well as Shangliang Primary School and Mada Primary School in Daping Town, directly benefiting over 300 rural students. The donation effectively improved the teaching hardware conditions of local rural schools and helped build a protective barrier for the children's eye health. At the same time, the campaign demonstrated that the enterprise is actively fulfilling its social responsibilities and supporting the continuous development of rural education.





Baozun Eye-protection Lamp Donation Project for Yunnan Malipo County

Creating a Green Development Vision by Advancing Low-carbon Transition

With increasingly severe climate and environmental challenges, Baozun remains committed to low-carbon development as its fundamental guiding principle, and upholds the philosophy of green development, striving to balance economic growth and environmental responsibility. The Company has continuously improved the environmental management system to ensure that various types of emissions and waste are handled in a standardized and effective manner. The Company is implementing a comprehensive "full-chain" green operation strategy in multiple aspects, including workplaces, warehousing, logistics, and packaging, and is systematically reducing its environmental footprints through resource conservation, energy optimization, and recycling, continuously consolidating the foundation for low-carbon development, and creating a new green development vision in harmonious coexistence with the natural environment.





Environmental Management System

Baozun strictly complies with the Law of the People's Republic of China on Environmental Protection, *Law of the People's Republic of China on the Prevention and Control of Air Pollution, Law of the People's Republic of China on the Prevention and Control of Environmental Pollution by Solid Waste,* and other relevant environmental protection laws and regulations in the overseas operation base. The Company places strong emphasis on green management and practices across its operations, and works to advance coordinated, low-carbon development throughout the value chain. In 2025, the Company did not experience any violations of environmental protection laws or regulations, nor any incidents involving pollutant levels exceeding regulatory limits, illegal discharges, or related litigation.

The Company has established a comprehensive environmental management system to minimize its operational impact on the environment. Under the guidance of the Company's Sustainability Committee, Baozun's Administrative Department is responsible for environmental management at Baozun's headquarters campus, implementing measures such as waste reduction, energy conservation, and emission reduction. Meanwhile, the logistics and supply chain division has established an ESG Executive Committee that oversees business units responsible for managing environmental practices in logistics park operations, intending to continuously reduce their environmental impact.

The Company has formulated a series of regulations, such as the *Environmental Monitoring Management System, Baozun Group Office Area Management Code, Energy-saving Management Measures for Warehousing Operations, Warehouses Waste Management Measures, and Energy-saving and Consumption-Reducing Management System of Baotong E-logistics*, to ensure the effective operation of the environmental management system. In 2025, our subsidiary Baoliantong obtained ISO 14001 Environmental Management System certification.

The Company regularly conducts environmental protection training for all employees, including temporary workers. The training covers topics such as water conservation, electricity conservation, and waste reduction. Posters promoting energy conservation and consumption reduction are displayed in office areas to raise employees' environmental awareness. In 2025, the Company shared monthly updates with employees on energy-saving data and electricity conservation measures, along with the progress and interim results in energy conservation and emission reduction, encouraging employees to maintain a green lifestyle. During production in the industrial parks, the Company developed dedicated training materials and conducted promotional sessions on energy conservation across all parks. Each quarter, exemplary cases of energy conservation and emissions reduction are selected and shared to enhance employees' practical capabilities in environment protection.

Baozun has extended environmental management requirements to suppliers and partners, promoting the implementation of green concepts throughout the supply chain. For suppliers, the Company has put forward clear environmental management standards. For example, we urge restaurants to sort waste and adopt measures such as integrated compression to reduce waste. In terms of materials procurement, we prioritize packaging materials with FSC certification to reduce resource consumption. Meanwhile, the Company works closely with partners to continuously explore and improve environmental initiatives, jointly building a cooperative ecosystem for sustainable development.

Case

Baozun builds Normalized Recycling Practices via "Reviving Old Shoes"

Baozun continued to advance the "Reviving Old Shoes" recycling initiative. By collaborating with brand partners, we organized employees to carry out used-shoe donations and resource regeneration activities. After professional processing, the collected used shoes were used for public welfare projects such as building eco-friendly sports venues. In 2025, the Company further set up permanent collection points at the Jinan Park and the Yishang Park (also referred to as "ESR Park"), making it convenient for employees to participate in recycling at any time. Throughout the year, the initiative received support from over 200 employees and collected more than 120 pairs of used shoes, continuously promoting the coordinated development of resource recycling and social welfare.



Case

Recycling Plastic Bottles to Create Eco-Friendly Vests

Baozun delivered the collected waste plastic bottles to suppliers for professional processing. Through cleaning, sorting, baling, fiber extraction, dyeing, and finishing, they were converted into recycled polyester (rPET) fabric and used to produce eco-friendly vests for employees and visitors in our parks. In 2025, the Company produced a total of 200 rPET vests, each made from six recycled plastic bottles. Employees received the vests through a trade-in program, promoting resource recycling while reducing plastic waste.



To advance green operations, the Company has formulated multi-dimensional environmental management goals covering greenhouse gas emissions, energy consumption, water resource utilization, packaging material use, and waste disposal, and clarified specific practice requirements for each business process. We continuously optimize energy conservation and emission reduction measures by regularly monitoring progress against targets and integrating actual operating conditions, and are committed to continuously improving environmental performance.

Baozun Environmental Management Targets and Progress

	Targets	Progress
GHG Emissions	◦ To reduce GHG emissions (Scope 1 and Scope 2) by 50% by 2030 against base year 2021; to reduce GHG emissions (Scope 3) by 50% by 2030 against base year 2021. ◦ To achieve carbon neutrality across the value chain (including Scope 1, Scope 2, and Scope 3) by 2050.	◦ Ongoing progress toward the goal ◦ In 2025, the Company's Scope 1 and Scope 2 greenhouse gas (GHG) emissions (excluding Gap China) decreased by 26.96% compared to the baseline year.
Energy Use	◦ To promote photovoltaic power generation and increase the proportion of renewable energy usage to 80% by 2040.	◦ Ongoing progress toward the goal ◦ In 2025, the proportion of renewable energy usage of the Company was 13.65%.
Water Consumption	◦ To reduce water consumption, and strive to reduce per capita water consumption.	◦ Relevant management and practices comply with established goal requirements ◦ In 2025, the Company's water consumption decreased by 11.78% compared to 2024.
Packaging Material Utilization	◦ To work with brands and all other partners upstream and downstream to reduce the secondary packaging of e-commerce shipments. ◦ To continuously promote the recycling of packaging such as turnover boxes between self-operated warehousing and logistics parks.	◦ Relevant management and practices comply with established goal requirements ◦ In 2025, the Company's packaging material recycling volume increased by 16.42% compared to 2024.
Non-hazardous Waste Disposal	◦ To achieve 100% waste separation in office buildings, warehousing, and logistics parks by 2025.	◦ Goal achieved ◦ In 2025, the Company implemented waste classification management requirements, conducted classified collection and standardized storage of all waste types, achieving a 100% waste sorting rate.
Hazardous Waste Disposal	◦ To maintain a 100% compliance rate for hazardous waste disposal by 2025.	◦ Goal achieved ◦ In 2025, all hazardous waste was handled by qualified third-party institutions, with a compliant disposal rate of 100%.

Responding to Climate Change

In accordance with the climate-related disclosure requirements of the HKEX *ESG Code* and the Nasdaq *ESG Reporting Guide 2.0*, and with reference to the ISSB's *International Financial Reporting Standards S2 – Climate-related Disclosures*, Baozun established a climate change management system based on four dimensions: governance, strategy, risk management, and metrics and targets. This system is designed to identify and address relevant risks and opportunities, and set and advance carbon neutrality goals, so as to achieve the long-term vision of sustainable development.

Baozun Climate Change Management System

Governance

- Establish a Board-led climate governance structure to ensure systematic, top-down implementation of climate management.
- Integrate responding to climate change into key focus areas across business units, logistics, and supply chain management.

Strategy

- Assess the potential impacts of identified material risks and opportunities and develop corresponding management strategies.
- Identify key sources of greenhouse gas emissions and implement management actions to reduce lifecycle carbon footprints.

Risk Management

- Identify potential risks and opportunities in operational activities to support the development of response strategies.
- Integrate climate-related risks and opportunities into the overall operational risk management framework.

Metrics and Targets

- Establish greenhouse gas emission reduction targets and disclose emissions and intensity annually in the sustainability report to evaluate climate management performance and formulate improvement plans.

Governance

Baozun's climate change governance framework consists of three levels: the strategic level, the leadership level, and the implementation level. The Board of Directors oversees and sets the management strategy and direction for the Company's medium-to long-term response to climate change. The management team is responsible for integrating climate resources across departments, overseeing the process of identifying and managing climate-related risks and opportunities and strategically deploying major projects, and reporting directly to the Board of Directors. Additionally, the Company has established a Climate Change Task Force, which is tasked with implementing relevant decisions. The Company has incorporated climate-related governance requirements into the overall risk management and internal control system. Through a governance mechanism comprising Board oversight, management coordination, and execution by the Climate Change Task Force, we promote the integration of climate-related management into day-to-day operations. For the identified significant risks and opportunities, the Company assesses their potential operational and financial impacts and applies the results to relevant business decisions.

Baozun Climate Governance Structure and Responsibilities

Level	Body	Responsibilities
Strategic Level	Board of Directors	◦ Assess climate-related risks and opportunities ◦ Oversee, approve, and establish climate strategies and targets ◦ Regularly review progress toward climate targets
Leadership Level	Management Level	◦ Formulate, guide, and review climate strategies ◦ Promote the implementation of carbon neutrality management actions across departments ◦ Identify and assess climate risks and provide recommendations to the Board ◦ Coordinate Company resources and implement low-carbon initiatives
Implementation Level	Climate Change Task Force	◦ Implement decisions made by the leadership team

The Company has established a Sustainability Committee composed of members with extensive sustainability expertise including the Chairman and CEO, Chief Strategy Officer (CSO), Senior Vice President, independent directors, and other relevant members. The Sustainability Committee convenes annually to review the identification of climate-related risks and opportunities, greenhouse gas emissions performance, progress toward emission reduction targets, and the implementation of key initiatives, as well as to deliberate on climate-related topics and strategies. In addition, the Company strengthens the management's oversight capabilities on climate-related topics through regular training, ensuring that they possess the appropriate expertise and competencies to effectively supervise climate strategies and related risk management.

The Company implements a carbon performance management mechanism, refining and breaking down carbon emission reduction targets to each park, and promoting the implementation of emission reduction tasks in each park. To ensure the effective implementation of emission reduction, the Company has incorporated the staged results of carbon neutrality targets into the performance appraisals of relevant department heads. Heads who perform well will be rewarded, while those failing to meet the requirements will undergo training.

Strategy

In active response to the global trend of carbon neutrality and the national "dual carbon" strategic goals, the Company has deeply integrated climate action and greenhouse gas emission management into the core framework of its sustainable development strategy. By leveraging technological innovation, management optimization, and industrial chain collaboration, the Company continuously enhances its climate resilience and is committed to achieving carbon neutrality.

List of Climate Risks and Opportunities

The Company regularly identifies and discloses potential risks and opportunities of climate change, and clarifies the risks and opportunities that have a significant impact on the Company, providing a basis for formulating response strategies.

Baozun Climate-Related Risks and Opportunities List

Risk/Opportunity Type			Specific Risks/Opportunities
Climate-related Risks	Physical Risks		High temperatures and heatwaves, extreme cold, drought, water scarcity, heavy rainfall, typhoons, wildfire, rise of sea level, and ecological environment degradation
	Transition Risks	Reputational risks	Inadequate information disclosure
		Policy and legal risks	International climate policies
		Resource use risks	Energy and resource shortages
		Technology risks	Green technology development
Climate-related Opportunities	Transition Opportunities	Resource efficiency opportunity	Enhanced resource efficiency
		Market opportunities	Green products and services
		Resilience opportunity	Proactive response

Climate Scenario Analysis

In 2025, the Company further advanced a systematic approach to climate scenario analysis. With reference to the Fifth and Sixth Assessment Reports of the Intergovernmental Panel on Climate Change (IPCC), we selected scenarios under the Shared Socio-economic Pathways (SSPs) to conduct physical risk analysis. At the same time, the Company adopted the Net Zero Emissions by 2050 (NZE 2050) scenario and the Delayed Transition (DT) scenario from the Network of Central Banks and Supervisors for Greening the Financial System (NGFS) to assess transition risks

To ensure the timeliness, applicability, and operational relevance of the analysis, the Company plans, in principle, to conduct climate scenario analysis every five years. In addition, the Company has established a dynamic reassessment mechanism. In the event of significant changes in national "dual carbon" policies, industry technological pathways, regulatory requirements, or the Company's business structure, reassessments will be initiated promptly to update relevant analysis outcomes.

The Company conducts scenario analyses covering physical risks, transition risks, and transition opportunities to identify and assess the potential impacts of climate-related factors on operations and business performance. Physical risk analysis focuses on the headquarters building, customer service centers, and logistics parks, assessing the potential impacts of extreme weather events on key operational sites and related value chains. Transition risk analysis focuses on Shanghai Baozun, Gap China, and Baotong E-logistics, evaluating potential impacts on business activities under evolving policy frameworks, market transitions, technological advancements, and increasing low-carbon requirements. At present, the scope of analysis covers key operational assets and core business entities identified in the Company's climate risk assessment.

This scenario analysis quantifies risk exposure under specific climate scenarios by analyzing the disaster level and exposure degree of physical risks for relevant assets and the Carbon Value-at-Risk (CVaR) for business entities. It further assesses the proportion of financial impact arising from climate risks relative to enterprise value, thereby enhancing the Company's understanding of potential financial implications.

The Company categorizes impact time horizons into short term (0-1 year), medium term (2-6 years), and long term (7 years and above). The Company formulates corresponding strategies for risks and opportunities across different time horizons to ensure that risks are manageable and opportunities are realized over the short and medium term, while achieving long-term strategic transformation goals, thereby ensuring business resilience and sustainable growth.

The results of this scenario analysis have been incorporated into the Company's climate strategy assessment and risk management processes, serving as a key basis for identifying priority climate risks, evaluating potential impacts, and enhancing response measures. The relevant conclusions will be submitted to the Board of Directors and the management for review and will support future climate target setting, resource allocation, and resilience enhancement.

List of Scenario Analysis for Risks and Opportunities and Related Assumptions

Analysis Module	Issuing Organization	Scenario	Description	Representative Temperature	Risk Analysis Process	Key Assumptions
Physical Risks	IPCC	SSPs SSP 2-4.5	A moderate-emission scenario with certain climate policy intervention. Under this scenario, global greenhouse gas emissions remain approximately at current levels until the mid-century.	2.7°C	◦ For each type of physical risk, the analysis is conducted using key relevant indicators selected from authoritative international climate scenario databases such as the World Bank. ◦ The analysis is conducted with disaster level and exposure degree of physical risks as measurement indicators. Specifically: Disaster level mainly considers factors including the location of assets and the severity of specific physical disasters under the selected scenarios; exposure degree mainly considers factors such as the area occupied by the assets.	◦ It is assumed that the location of the assets covered in this scenario analysis remains unchanged within the time horizon of the scenario analysis (up to and including 2050). ◦ This scenario analysis does not take into account insurance or any adaptation measures against climate-related physical risks.
		SSPs SSP 5-8.5	A severe-emission scenario with no climate policy intervention. Under this scenario, total global greenhouse gas emissions are projected to double by 2050 compared to current levels.	>4°C		
Transition Risks	NGFS	Net zero emissions by 2050 (NZE 2050)	Under this scenario, it is assumed that effective climate policies are introduced globally at present, the world will undergo an orderly transition, achieve net-zero emissions in 2050, and meet the Paris Agreement 1.5°C temperature control target by the end of the century.	<1.5°C	◦ Based on greenhouse gas emissions over the past three years, carbon reduction targets, and other relevant data, the Company simulates the future carbon emissions pathways of its assets. ◦ Taking into account the geographic locations and industry characteristics of the sample assets, as well as regional carbon reduction policies and decarbonization pressures, the Company assesses the carbon emissions gap of each sample asset. ◦ Carbon price data for the location of the sample assets under NGFS climate scenarios is used to calculate the Carbon Value-at-Risk (CVaR).	◦ In line with the Company's climate-related targets, this scenario analysis assumes that greenhouse gas emissions from the sample assets will decrease by 42% in 2030 compared with 2024, and achieve carbon neutrality by 2050. ◦ It is assumed that emissions reduction of the sample assets follows a linear trend.
		Delayed transition scenarios(DT)	This scenario represents a disorderly transition pathway, assuming that global emissions will not begin to decline until 2030, at which point stringent policies will be required to limit temperature rise to below 2°C.	2°C		

Climate-related Physical Risks

Based on the assessment of the material impacts of climate-related physical risks, this scenario analysis covers nine categories of physical risks: high temperatures and heatwaves, extreme cold, drought, water scarcity, heavy rainfall, typhoons, wildfire, rise of sea level, and ecological environment degradation. The Company selects the IPCC SSP2-4.5 and SSP5-8.5 scenarios for physical risk analysis to reflect risk exposure under more extreme climate conditions. The Company uses disaster level and exposure degree of physical risks[1] to estimate the frequency and intensity of climate disasters at the locations of the assets, and use them as indicators to estimate the proportion of asset value potentially lost due to climate-related physical risks.

Results of Baozun's Climate-related Physical Risk Scenario Analysis (Headquarters Building and Customer Service Centers)


Risk Type
SSP5-8.5 Scenario
SSP2-4.5 Scenario
Headquarters Building
Nantong Customer Service Center
Hefei Customer Service Center
Headquarters Building
Nantong Customer Service Center
Hefei Customer Service Center
High Temperatures and Heatwaves
Extreme Cold
Drought
Heavy Rainfall
Rise of Sea Level
Water Scarcity
Typhoons
Wildfire
Ecological Environment Degradation

Results of Baozun's Climate-related Physical Risk Scenario Analysis (Logistics Parks)

Risk Type	SSP5-8.5 Scenario	SSP2-4.5 Scenario
High Temperatures and Heatwaves	99.97%	95.41%
Extreme Cold	9.13%	9.13%
Drought	0.00%	0.00%
Heavy Rainfall	7.86%	2.62%
Rise of Sea Level	0.00%	0.00%
Water Scarcity	92.91%	92.91%
Typhoons	87.86%	87.86%
Wildfire	12.08%	11.72%
Ecological Environment Degradation	12.17%	12.17%

Legend

Impacts of Climate-Related Risks



Low Impact — High Impact

Note:

[1] These costs are primarily borne by the property owners of the warehouses (not owned by Baozun).

Risk Analysis Results:

- Under the IPCC SSP 2-4.5 and SSP 5-8.5 scenarios, the Company's asset locations generally face relatively high risks of high temperatures and heatwaves and typhoons. Water scarcity risks are also significant, and a considerable number of asset locations exhibit moderate or higher risk levels of heavy rainfall, wildfires and ecological environment degradation.
- Under both scenarios, the Company's sample asset locations are exposed to moderate or higher high temperatures and heatwaves risks. Meanwhile, multiple sample asset locations are situated in coastal areas and are vulnerable to typhoons. Driven by regional macro water resource regulation and water price control mechanisms, the impact of water scarcity on the Company's sample assets is relatively limited.
- Based on the analysis, the key climate-related physical risks faced by the Company are high temperatures and heatwaves and typhoons. The Company will continue to monitor the evolving trends of physical climate risks, further optimize response strategies, enhance infrastructure resilience and improve emergency response mechanisms for key asset locations, and adjust relevant operations and take measures in a timely manner.

In terms of financial impacts, direct asset losses arising from acute physical risks such as typhoons primarily consist of repair costs associated with warehouse flood and typhoon protection facilities[1]. In 2025, the company was not significantly impacted by climate - related physical risks in terms of corporate assets and business operations, and there were no major capital expenditures. The Company invested approximately RMB 3.2 million in fixed asset insurance, flood prevention materials, and related measures in 2025. The funds invested by the company to address climate - related physical risks mainly come from its own funds.

Analysis of Key Climate-related Physical Risk Impacts and Countermeasures

Risk Type	Impact Period	Impact Pathways and Affected Business	Scope of Impact on Value Chain	Financial Impact Description	Resilience Measures
High Temperatures and Heatwaves	Short Term Medium Term Long Term	◦ Increased energy consumption: Persistent high temperatures may disrupt energy supply to buildings and logistics parks, leading to higher electricity consumption and equipment operation and maintenance costs. It also becomes more difficult to ensure the quality of temperature-sensitive goods, resulting in a substantial rise in energy costs. ◦ Personnel safety: Heatwaves pose a serious threat to the physical and mental health of frontline employees, who are prone to health issues such as heat exhaustion and heatstroke. This reduces work efficiency, increases absenteeism, and raises the enterprise's labor costs and production losses. ◦ Fire risk: Heatwaves can cause domestic waste to dry out and become flammable, while outdoor activities and overheating of equipment may easily ignite fires. This threatens the enterprise's production and operations, potentially causing facility damage, personnel evacuation, and increasing emergency costs and safety problems.	Upstream Direct Operations Downstream	Increased energy consumption leading to higher operating costs; compensation for damaged goods leading to higher operating costs and liabilities; constrained products and services resulting in reduced revenue; risks to employee safety.	◦ Increased Energy Consumption: (1) Optimize warehousing equipment, reduce energy consumption and improve energy efficiency in warehousing and logistics centers through automation and integrated equipment upgrades; (2) Introduce renewable energy including rooftop photovoltaic power generation, photovoltaic carport power generation, and other renewable energy sources to decrease reliance on traditional energy and lower energy costs; (3) Launch pilots of an IoT-based integrated energy management platform to achieve dual optimization of energy consumption and electricity prices. ◦ Personnel Safety: (1) Enhance heatstroke prevention and cooling support, provide employee benefits such as remote work options and flexible working hours; (2) Uniformly adjust temperatures in work areas through a centralized air conditioning control platform, and activate the fresh air system's automatic mode to improve indoor air quality and employee comfort; (3) Reinforce staff safety awareness through safety training and emergency drills; promote participation in hazard investigation; and implement differentiated support measures based on scenarios such as functional departments and warehousing logistics. ◦ Fire Risk: (1) Strengthen equipment operation and maintenance monitoring during high-temperature weather, and optimize the heat-resistant design of logistics park infrastructure; (2) Conduct safety risk assessments, safety inspections and evaluations, and establish safety teams to mitigate fire risks; (3) Formulate emergency response plans, conduct regular drills, enhance emergency management capabilities, and reduce fire risks.

Note:

[1] These costs are primarily borne by the property owners of the warehouses (not owned by Baozun).

Analysis of Key Climate-related Physical Risk Impacts and Countermeasures

Risk Type	Impact Period	Impact Pathways and Affected Business	Scope of Impact on Value Chain	Financial Impact Description	Resilience Measures
Typhoon	Short Term Medium Term Long Term	◦ Operational disruption: Severe storms and heavy rainfall may damage facilities, causing leakage and exposing equipment and goods to damage, particularly affecting logistics operations and resulting in significant asset losses. At the same time, the Company may be required to suspend operations in accordance with emergency response plans, directly disrupting business continuity. ◦ Supply chain disruption: The Company's operations rely on stable logistics and transportation. The onset of a typhoon can cause port operations to halt and road transportation to be disrupted, affecting logistics and transportation, leading to delays in order delivery, damaging long-term relationships with suppliers and customers, and increasing supply chain management costs and risks. ◦ Personnel safety: Extreme weather conditions may pose risks to employees during commuting, transportation, and outdoor operations.	Upstream Direct Operations Downstream	Increased repair and insurance costs, resulting in higher operating costs and capital expenditure; compensation for damaged goods leading to increased liabilities; reduced revenue due to service constraints; risks to employee safety.	◦ Operational disruption: (1) Monitor extreme weather events and establish comprehensive emergency response plans, and follow the five step process of "warning – inspection – material preparation – duty scheduling– post disaster – review" to prevent related risks; (2) Establish an LSG company level emergency team, clarify the responsibilities of relevant personnel, and respond to typhoon and flood prevention work; (3) Formulated the Typhoon and Flood Prevention Management Policy, establishing corresponding management procedures for different warning levels, and mitigating related risks through the Typhoon and Flood Prevention Inspection Checklist and the inventory check of flood control supplies; (4) Ensure emergency supplies, prepare sandbags, emergency lighting, ropes, picks, shovels, dredging tools, water pumps, rain cloths and other emergency tools in advance, and place them in appropriate locations for timely access ◦ Supply chain disruption: (1) Promote supplier diversification, share real operational accident cases with suppliers through regular training, self-inspection, and early warning of related hidden dangers; (2) Establish a graded and classified customer complaint escalation mechanism, clarify the escalation path and response time corresponding to different risk levels, and ensure timely identification, rapid escalation, and effective closure of problems through standardized recording, reporting, and cross departmental collaboration processes. ◦ Personnel safety: (1) After detecting a red alert, promptly issue a notice to reduce attendance and ensure the personal safety of employees; (2) Report and handle personnel abnormalities in a timely manner.



Climate-related Transition Risks

During the low-carbon transition, tightening policies and evolving market mechanisms may have operational impacts. In particular, under increasingly stringent carbon constraints, rising carbon costs may affect the Company's business activities and value creation. Accordingly, the Company adopted the NGFS NZE 2050 scenario and Delayed Transition scenario to assess risks under both orderly and disorderly transition pathways.

Based on greenhouse gas emissions baselines, historical data, established reduction targets, and business development plans, the Company has simulated future emissions pathways of relevant business entities and estimated potential carbon emissions gaps in line with regional and industry policy requirements. The Company references carbon price data for the location of the sample assets under the NGFS climate scenarios to calculate the Carbon Value-at-Risk (CVaR)[1] of relevant business entities, thereby assessing the potential impact of rising carbon prices on the value of the Company's assets or business activities. By integrating the potential carbon emission gap with scenario carbon prices, the Company translates transition risks into quantifiable financial impacts, thereby identifying the risk exposure of different business entities. This provides a reference for climate target setting, risk response, and resource allocation.

Results of Baozun's Climate-related Transition Risk Scenario Analysis

Sample Assets	NZE 2050 Scenario		Delayed Transition Scenario	
	Interval of CVaR Values	Risk Level	Interval of CVaR Values	Risk Level
Shanghai Baozun E-commerce Limited	0%-1%	Low	0%-1%	Low
Baotong E-logistics Technology (Suzhou) Limited	0%-1%	Low	0%-1%	Low
Gaipu (Shanghai) Commercial Co., Ltd.	0%-1%	Low	0%-1%	Low

Legend

Impacts of Climate-Related Risks

Low Impact High Impact

Risk Analysis Results:

- Under the NGFS NZE 2050 scenario, climate transition policies are stringent, and carbon prices show a continuous upward trend, reaching USD 708.8/t CO_2 by 2050. Under the NGFS Delayed Transition scenario, climate transition policies are relatively moderate but still robust, reaching USD 279.0/t CO_2 by 2050. The above amounts are calculated at 2010 USD purchasing power, with subsequent inflation effects excluded to facilitate intertemporal comparisons.
- Under both the NGFS NZE 2050 scenario and Delayed Transition scenario, the CVaR values of the Company's sample assets fall within the range of 0%–1%, indicating low transition risk in both cases. At present, the financial impact of climate transition risks on the Company is limited. In the future, the Company will continue to monitor transition policy requirements in relevant sectors, continuously improve operational efficiency, and explore various new pathways for carbon reduction.

In addition, regarding the financial impact of climate transition risks, in 2025, the Company undertook projects focused on the application of energy-saving and carbon-reduction technologies, including a smart logistics park and the deployment of electric transfer trucks. The total capital expenditure for these initiatives amounted to approximately RMB 620,000. Meanwhile, the Company also implemented measures such as purchasing green electricity certificates in connection with the carbon-neutral park project and the development of ESG and climate management systems, with total operating expenses of approximately RMB 448,200. The funds invested by the company in response to climate transition mainly come from its own funds.

Note:

[1] Carbon Value-at-Risk (CVaR) = total carbon emissions cost/enterprise value. Where: total carbon emissions cost = carbon emissions gap × carbon price. This represents the proportion of the Company's assets exposed to climate-related transition risks.

Analysis of Climate-related Transition Risk Impacts and Countermeasures

Risk Type	Impact Period	Impact Pathways and Affected Business	Scope of Impact on Value Chain	Financial Impact Description	Resilience Measures
Reputational risks	Short Term Medium Term	◦ Stakeholders expect the Company to proactively address climate change and enhance the transparency of information disclosure. Failure to respond to such expectations, or underperformance in areas such as governance, green technology innovation, and progress toward carbon neutrality targets, may result in reputational damage.	Direct Operations	◦ Revenue decline: Reputational damage may reduce clients' willingness to collaborate, leading to fewer orders or customer migration to competitors, thereby directly affecting sales scale and market share and resulting in decreased revenue.	◦ Establish carbon neutrality targets, continuously implement emission reduction initiatives, and regularly disclose progress; ◦ Continuously improve greenhouse gas accounting methodologies and expand coverage to ensure the completeness and accuracy of disclosures.
Policy and legal risks	Long Term	◦ Failure to comply with climate-related policies or regulations may result in legal liabilities, regulatory actions, disciplinary measures, as well as financial losses and reputational damage.	Direct Operations	◦ Increased credit risk: Non-compliance may negatively affect the Company's credit standing with clients and financial institutions, leading to higher financing costs; ◦ Increased operating costs: Additional investments may be required to implement clean energy adoption and carbon neutrality strategies in response to new regulatory requirements; ◦ Increased decarbonization costs: Rising carbon prices may increase compliance costs associated with emissions.	◦ Strictly comply with applicable carbon-related laws and regulations in all operating regions and proactively identify potential future regulatory and policy risks.
Resource use risks	Medium Term Long Term	◦ Raw materials, energy, and water required for operations may become scarce due to climate change, or stricter controls on forest resources may drive up packaging costs.	Direct Operations	◦ Increased operating costs: Resource scarcity and regulatory constraints may increase procurement costs, compress profit margins, and affect the stability of product and service delivery, thereby impacting revenue.	◦ Collaborate with brand partners, apparel manufacturers, and logistics providers to promote green packaging and the circular use of materials; ◦ Advance the adoption of renewable energy, including photovoltaic systems, to achieve significant reductions in operating costs.
Technology risks	Medium Term Long Term	◦ During the technology transition process, the development and application of energy-saving and environmental technologies—such as green packaging, green services, and waste treatment—may face challenges including technological bottlenecks, cost pressures, and limited market acceptance.	Upstream Direct Operations Downstream	◦ Increased capital expenditure and operating costs: Additional investments are required for R&D and energy-saving and carbon reduction upgrades, increasing transition-related expenditures.	◦ Promote the development of green packaging materials and sustainable apparel design, enhance waste recycling, and continuously monitor end-of-life waste treatment and secondary utilization.

Climate-related Opportunities

While assessing transition risks, the Company also recognizes the opportunities arising from the low-carbon transition. In areas such as market development, resource efficiency, and organizational adaptability, the Company faces new growth opportunities that can help reduce operating costs, enhance market competitiveness, and strengthen overall resilience. The Company identifies the impact pathways, value chain segments, and financial implications of key transition opportunities, and formulates targeted measures to convert these opportunities into long-term growth drivers.

In 2025, with increasing demand for low-carbon products and green operations, the proportion of the Company's revenue contributed by customers with decarbonization requirements has continued to increase, creating new market opportunities.

Analysis of Key Transition Opportunities and Response Measures

Types of Opportunities	Impact Period	Impact Pathways and Affected Business	Scope of Impact on Value Chain	Financial Impact Description	Resilience Measures
Resource efficiency opportunity	Short Term Medium Term	◦ By deploying renewable energy generation facilities and adopting more efficient transportation models, the Company can reduce carbon emissions and energy costs. The introduction of automation and optimization of warehouse and logistics management further enhances operational efficiency and reduces resource waste.	Direct Operations	◦ Reduced operating costs: Lower consumption of energy and water resources, along with reduced carbon-related costs.	◦ Promote the transition toward a greener energy mix and continuously optimize logistics and warehousing efficiency to improve energy utilization; ◦ Advance IoT pilot projects by integrating photovoltaic systems, centralized air conditioning control, power distribution, and high energy-consuming equipment into a unified platform to unlock energy-saving potential and achieve reductions in both electricity consumption and costs; ◦ Invest in energy-efficient technologies such as infrared sensors, photovoltaic charging stations, and electric vehicle charging infrastructure, and implement intelligent energy management for office facilities, including air conditioning, lighting, and elevators.
Market opportunities	Medium Term Long Term	◦ As brand clients and consumers increasingly prioritize green products and services, a leading position in this area enables the Company to attract more sustainability-focused clients and consumers.	Direct Operations Downstream	◦ Revenue growth: Developing green products and services supports the expansion of sustainable business offerings, attracts new customers, and enhances market competitiveness.	◦ Carry out diverse initiatives to promote sustainable consumption and raise awareness of green consumption practices.
Resilience opportunity	Medium Term Long Term	◦ By advancing a green supply chain and promoting research and industry collaboration on climate-related topics, the Company enhances its ability to respond to climate risks and capture climate-related opportunities, strengthening its responsible corporate image.	Upstream Direct Operations Downstream	◦ Revenue growth: Faster adaptation to policy and market changes enhances resilience, business synergy, and customer recognition, enabling access to green financing and new business opportunities, and supporting long-term growth.	◦ Promote green supply chain development by incorporating environmental factors such as greenhouse gas emissions into supplier evaluation criteria and strengthening supplier environmental awareness; ◦ Participate in the development of industry green standards and implement pilot zero-carbon park projects to enhance overall adaptability.

Carbon Neutrality Strategy

The Company has formulated a carbon neutrality strategy centered on digital and intelligent innovation. With a focus on its own operations, the Company promotes low-carbon products and services and advance its carbon neutrality targets for Scope 1 and Scope 2 emissions. The Company actively engages upstream and downstream partners to build a green e-commerce ecosystem. At the same time, the Company collaborates with employees, brand partners, and consumers to promote sustainable production and consumption practices, co-creating a green value chain and contributing to China's "dual carbon" goals.

Baozun Carbon Neutrality Core Strategy


Co-create
Working together for a sustainable future
Digital Intelligence Innovation
Lead
Building a green e-commerce ecosystem
Focus
Delivering low carbon products and services

Impact, Risk, and Opportunity Management

The Company places strong emphasis on climate risk management, establishing a comprehensive climate risk management process and integrating it into the overall risk management system as one of the main types of risk management to enhance resilience against climate risks. Based on the identification of risks and opportunities, the Company focuses on reputational risk, resource use risk, and resource efficiency opportunities.



Baozun Climate Risk Management Process

Identification

Taking into account geographic distribution and business characteristics, the Company systematically identified potential climate-related risks and opportunities through scenario analyses of physical risks, transition risks, and transition opportunities.

Assess

Through internal discussions, combined with business strategy and expert insights, the Company assessed the potential financial impacts of identified risks and opportunities.

Prioritisation

Based on the likelihood and impact of identified risks and opportunities, the Company prioritized them and formulated corresponding climate response strategies and action plans.

Management

Through regular meetings, the Company reviews and reports on the status of climate risks and opportunities, monitors the progress of related mitigation measures, and ensures implementation under the coordination of the Climate Change Task Force.

Based on a life cycle assessment (LCA) approach, the Company systematically analyzes and quantifies greenhouse gas emissions across all stages of its operations, identifying emission sources and volumes throughout the value chain and further refining its climate response strategy. Considering emission reduction potential across different stages and the Company's level of influence, we identify key emission management areas, including product procurement, logistics and warehousing, office and store operations, as well as employee commuting and business travel.

Major Sources of Baozun's Greenhouse Gas Emissions

Scope of Coverage	Key Stages of the Life Cycle	Sources of Carbon Emissions
Own operations (Scope 1 and Scope 2)	Office and Store Operations	Direct energy consumption and purchased electricity arising from office operations and Gap China store operations.
	In-house Logistics and Warehousing	Direct energy consumption and electricity use associated with self-operated warehouses and logistics transportation activities.
Value Chain (Scope 3)	Product Procuremen	Greenhouse gas emissions generated from the production and transportation of purchased goods and services.
	Third-party Logistics and Warehousing	Direct energy consumption and electricity use from warehouses and logistics operations managed by third parties.
	Employee Commuting and Business Travel	Greenhouse gas emissions generated from employee commuting and business travel across all operational activities.

In 2025, the Company actively implemented its carbon neutrality strategy by deploying new photovoltaic power generation systems in 4 parks, officially putting autonomous driving fleets into operation, and promoting green paperless operations. For further details, please refer to the section "'Full-chain' Green Operations" in this Report.

Case

Baozun Implements E-Commerce Carbon Neutrality Projects, Two Certified Parks Underscore Green Commitments

Baozun takes logistics business as a breakthrough point and integrates low-carbon initiatives into each business link. In 2025, Baotong E-logistics, a subsidiary of the Company, acquired the ISO 14064-1 Greenhouse Gas Verification Statement. Its affiliated Tuopu Park (also referred to as "Top Park") and Yishang Park obtained the ISO 14068-1 Carbon Neutrality Verification Statement through emission reduction measures such as photovoltaic power generation, lighting retrofitting and green power procurement.

For carbon-neutral certified parks, the Company carries out annual carbon neutrality management assessments, including target fulfillment of emission reduction, effectiveness of abatement measures, capital input and analysis of external policies adjustments, and publishes annual *Carbon Neutrality Report* to faithfully deliver its green commitments.


Ti Group
Carbon Neutrality
Verification Statement
Statement No.: TICaN202604013-1
Report No.: RepCaN202604013

Ti Group
Carbon Neutrality
Verification Statement
Statement No.: TICaN202604013-2
Report No.: RepCaN202604013

Metrics and Targets

In 2025, the Company disclosed greenhouse gas emissions data for Scope 1, Scope 2, and Scope 3, and continued to enhance the completeness, accuracy, and comparability of emissions data. Greenhouse gas emissions were calculated in accordance with *the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard*, using appropriate activity data, emission factors, and assumptions based on the Company's operational characteristics.

Activity data used for emissions accounting primarily include, but are not limited to, energy consumption, employee commuting and business travel, logistics transportation, and procurement of products and services. The Company continuously optimizes data sources and accounting methodologies based on data availability, business relevance, and defined accounting boundaries. For Scope 2 emissions, the Company discloses location-based emissions. For Scope 3 emissions, the Company identifies and discloses relevant categories based on its business model and data availability. In 2025, the Company expand Scope 3 coverage and refine accounting methodologies. For further details, please refer to the section "ESG Data Tables and Note" in this Report. In response to national "dual carbon" policy goals, the Company's business development strategy, and evolving international climate agreements and policy trends, we established medium- and long-term total carbon emissions targets based on the core methodology of the Science Based Targets initiative (SBTi), using 2021 as the base year, based on our emissions inventory and management practices, as well as insights into industry trends and sustainable development pathways, and measure and verify the rationality of the targets through its tools. The carbon emissions targets were not developed using the Sectoral Decarbonization Approach (SDA). The greenhouse gases covered include carbon dioxide (CO_2), methane (CH_4), nitrous oxide (N_2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs), sulfur hexafluoride (SF_6), and nitrogen trifluoride (NF_3).

Baozun Carbon Neutrality Commitment

Medium-term goal	Long-Term Targets
To reduce GHG emissions (Scope 1 and Scope 2) by 50% by 2030 against base year 2021; to reduce GHG emissions (Scope 3) by 50% by 2030 against base year 2021.	To achieve carbon neutrality across the value chain (including Scope 1, Scope 2, and Scope 3) by 2050.

In 2025, the Company continued to track progress toward its climate-related targets, through annual monitoring of the proportion of greenhouse gas emissions reduction in the current year compared with the base - year and emission reduction initiatives. In 2025, the Company's Scope 1 and Scope 2 greenhouse gas emissions decreased by26.96% compared to the base year[1].

Indicators	Unit	Base Year(2021)	2023	2024	2025
Scope 1 Greenhouse Gas Emissions	Tonnes of CO_2 equivalent (tCO_2e)	454.79	316.00	227.18	487.08
Scope 2 Greenhouse Gas Emissions	Tonnes of CO_2 equivalent (tCO_2e)	16,867.71	12,164.68	10,948.07	12,166.04
Total greenhouse gas emissions (Scope 1 and Scope 2)	Tonnes of CO_2 equivalent (tCO_2e)	17,322.50	12,480.68	11,175.25	12,653.12



Note:

[1] To ensure comparability with the base year, the Scope 1 and Scope 2 emissions disclosed in this section differ from the boundary of the Company's consolidated financial statements by excluding Gap China. Emissions data including Gap Shanghai are disclosed in the section "ESG Data Tables and Notes – Environmental Data Table and Notes".

Baozun's Greenhouse Gas Emissions from Own Operations
Base Year and 2023–2025


Scope 1 + Scope 2
tCO2e
12, 653.12
11,175.25
12,480.68
17,322.50
Scope 2
tCO2e
12,166.04
10,948.07
12,164.68
16,867.71
Scope 1
tCO2e
487.08
227.18
316.00
454.79
0
2000
4000
6000
8000
10000
12000
14000
16000
18000
20000
2025
2024
2023
Base Year (2021)

At the same time, the Company reassessed its baseline emissions and determined that the acquisition of Gap China had a significant impact on the emissions baseline. Due to changes in organizational boundaries, the original baseline no longer adequately reflects the Company's current operational emissions. The Company is therefore undertaking a reassessment of its base year and will update its emissions reduction targets accordingly, ensuring alignment with actual operations and its carbon neutrality strategy.

The Company currently focuses on direct emission reduction measures, including energy efficiency improvement, clean energy substitution, and value chain collaboration, to advance the implementation of its climate targets. As significant emission reduction potential remains across key emission sources, the Company has not yet utilized carbon credits for offsetting emissions. In addition, the Company actively discloses greenhouse gas emissions information. In 2025, the Company received a management level rating (B) in CDP Climate Change.

Baozun Carbon Neutrality Roadmap and Annual Progress of Emission Reduction Actions

Key Milestones	Carbon Neutrality Stage Targets: Develop Low-carbon Products and Services	Build a Green E-commerce Ecosystem	Collaborate Toward a Sustainable Future
Progress in 2025	◦ Achieve a reduction of 26.96% in Scope 1 and Scope 2 total greenhouse gas emissions compared to 2021	◦ Require all suppliers to sign the *Supplier Code of Conduct* incorporating environmental protection clauses, and encourage suppliers to adopt green and low-carbon practices-Drive 50% of core suppliers to implement emission reduction initiatives	◦ Continuously engage employees, brand partners, and consumers to promote sustainable work and lifestyles
Target for 2025	◦ Achieve a 17% reduction in Scope 1 and Scope 2 total greenhouse gas emissions compared to 2021	◦ Continue to promote emission reduction initiatives among core suppliers	
Target for 2030	◦ Achieve a 50% reduction in Scope 1 and Scope 2 total greenhouse gas emissions compared to 2021	◦ Continue to promote emission reduction initiatives among core suppliers ◦ Achieve a 50% reduction in Scope 3 total greenhouse gas emissions compared to 2021	◦ Advocate sustainable work and lifestyle practices
Target for 2040	◦ Achieve an 80% reduction in Scope 1 and Scope 2 total greenhouse gas emissions compared to 2021 ◦ Increase the share of renewable energy used in operations to 80%	◦ Achieve an 80% reduction in Scope 3 total greenhouse gas emissions compared to 2021	
Target for 2050	Achieve carbon neutrality across the full value chain		

"Full-chain" Green Operations

Baozun remains committed to driving green development through technological innovation. By leveraging digital intelligence technologies and advanced equipment, we have built an all-chain green operating model to improve energy and resource efficiency across office operations, warehousing, logistics, and packaging, providing consumers with more environmentally friendly, low-carbon products and services.

Baozun's Full-Chain Green Operations Panorama

Green Warehousing

Optimize warehousing equipment and build an automated, integrated warehousing and logistics center to reduce electricity consumption in the warehousing process.

Green Office Operation

Continued to promote employees' environmental awareness, advanced initiatives such as electricity saving, water saving, and paper saving in office buildings, and encouraged employees to travel green, thereby reducing energy and resource consumption.


A
C
D

Green Logistics

Improve transportation efficiency and reduce the proportion of diesel and gasoline used in logistics operations.

Green Packaging

Promote the reduction and recycling of cartons, continuously increase the proportion of environmentally friendly packaging materials used, and reduce plastic waste.

Green Office Operation

In our daily office operation, we actively practice green principles and are committed to creating a green and environmentally friendly office environment. The Company continued to advance resource conservation initiatives. In terms of water resource management, we ensured that water abstraction and use were safe and compliant; in energy management, we focused on reducing electricity, fuel, and paper consumption, and used digital technologies to improve energy efficiency in office areas. In 2025, the headquarters building effectively controlled energy consumption through lean operations management, saving annual energy costs of RMB 470,000.

Baozun's Main Measures for Green Office

Reduce Electricity Consumption

Centralized Air-conditioning Control and O&M

Through the centralized air-conditioning control platform, we uniformly adjusted the temperature of each work area, installed sunshades for outdoor air-conditioning units, increased system maintenance frequency, and enabled the fresh air system automatic control mode for reasonable use during transitional seasons, to improve energy use efficiency and enhance indoor air quality and employee comfort.

Self-sensing High-efficiency Lighting

Prioritize working with natural light, introduce LED energy-saving lamps and sound-controlled sensors, and adjust workstation layout to reduce the scope of nighttime lighting. Advocate turning off lights when leaving work, and strengthen control through regular inspections.

Energy Conservation for Office Equipment

Adjust the energy consumption status of electronic office equipment. During non-use periods, switch to low-energy mode; before leaving work, shut down and unplug. At the same time, strengthen time limits for meeting rooms to reduce electricity waste caused by idling.

Photovoltaic Carport Power Generation

A photovoltaic carport was put into operation in the headquarters office area, with an annual cumulative power generation of 58.91 MWh.

Reduce Fuel Consumption

Public Transport Commuting Advocacy

Provided shuttle buses to pick up and drop off employees, reducing the number of times employees drove themselves or took taxis, and lowering carbon emissions per unit of mileage.

Vehicle Charging Infrastructure Development

Installed charging piles in the office campus to encourage employees to use new energy vehicles and reduce fossil fuel consumption.

Conservation of Water Resources

Water-saving Equipment

Water-saving products and equipment were adopted, with sinks and toilet flushing systems upgraded to sensor-activated controls.

Water-saving System

Strengthen water resource management by charging appropriate water fees to cafeteria suppliers and employees, and placing water conservation slogans in water-use areas to reduce water waste in the cafeteria and public areas of employee dormitories.

Paper Conservation

Double-sided Printing

Promote double-sided printing and advance paperless office practices.

Paperless Day

The fifth day of each month was designated as Paperless Day. The supply of paper towels was restricted, and employees were encouraged to save paper.

Case

Baozun Internet of Things (IoT) Integrated Energy Management Platform Pilot Practice

To continuously advance energy conservation and emission reduction, Baozun launched a pilot of an IoT integrated energy management platform in 2025 to achieve dual optimization of electricity consumption and electricity prices. We connected the photovoltaic system, centralized air-conditioning control, power distribution system, and high-energy-consuming equipment to a unified platform, used big data analytics to identify energy-saving potential, and implemented coordinated control of facilities such as air conditioning, lighting, and elevators to enable refined energy-use management, thereby reducing electricity consumption while achieving corresponding carbon emission reductions.

In addition, we actively explored market-based cooperation with partners qualified to sell green electricity to optimize the structure of electricity procurement and reduce electricity costs. By jointly advancing system deployment and operational optimization, Baozun will gradually establish a digital-driven energy-saving management model to support a green and low-carbon transition in operations, with projected annual energy cost savings of approximately RMB 250,000.

Green Warehousing

Park warehousing is an important component of Baozun's efforts to promote low-carbon operations. Leveraging the 365 Integrated Energy Service Platform, we achieved real-time visualized monitoring of resources such as water, electricity, and gas, continuously improving energy and resource use efficiency. Meanwhile, the Company developed a digital dashboard for carbon emissions. Supported by real-time data, it helped managers analyze emissions conditions and formulate scientifically sound and effective emission reduction measures.

The Company actively carried out carbon verification and the development of carbon-neutral industrial parks, providing data support for the scientific management and continuous optimization of carbon emission reduction targets, and continuously reducing the park's carbon footprint. In 2025, the Company participated in the compilation of the logistics industry's first batch of group standards for zero-carbon smart logistics parks, further strengthening its accumulated practical experience and professional capabilities in low-carbon park development and carbon management.

Case

Baozun Participated in Compiling the Zero-Carbon Smart Logistics Park Standards

Driven by the dual carbon goals, the smart and zero-carbon transformation of logistics parks has accelerated, but the industry has long lacked unified standards for construction and carbon management. To clarify the development path and enhance industry collaboration, Baozun Group participated in the development of two group standards: *Guidelines for the Construction and Operation of Zero-Carbon Smart Logistics Parks* and *Carbon Management Requirements for Zero-Carbon Smart Logistics Parks*. The standards set out systematic requirements in areas including park planning and construction, operational management, and carbon emissions accounting and management implementation, establishing a full life-cycle framework and providing practical guidance for newly built as well as renovated and expanded parks.

As the only e-commerce service provider among the participating compiling entities, Baozun Group provided experience-based support for the standards based on its green logistics practices. We have continued to advance low-carbon park development. As of the end of 2025, we had built two carbon-neutral parks, and multiple parks had obtained ISO14064 greenhouse gas emissions verification certification. By participating in the compilation of the standards, Baozun has translated practical experience into industry references, helping to drive the green and low-carbon transformation of the logistics industry.

We continued to optimize warehouse management. By advancing refined operations and upgrading equipment, we developed an advanced low-carbon, green automated warehouse. In 2025, the Company newly deployed photovoltaic power generation systems in four industrial parks, increasing annual power generation by approximately 4,300 MWh. This is expected to avoid carbon emissions of approximately 3,450 tonnes of CO_2e, further promoting the low-carbon transition in warehousing operations.

Baozun's Key Energy Conservation and Consumption Reduction Measures for Green Warehousing

Lighting Optimization

- The storage area used an efficient LED lighting system, replacing always-on lighting fixtures with motion-sensor lights. Outdoor floodlights in the park were equipped with timer switches, and solar lights were used for lighting. The estimated annual electricity savings were approximately 450 MWh.
- The replenishment area was divided based on product sales volume and allocation needs. The lighting operating hours of the replenishment area were set, reducing lighting duration by 50%.

Equipment Upgrade

- By introducing automated equipment and intelligent robots, we achieved intelligent conveying and sorting, improving efficiency and reducing energy consumption;
- We decommissioned conveyor lines and sorting machines with relatively high no-load rates, shortened the no-load sleep time of the production line by 20 seconds, and reduced energy waste during no-load operation.

Photovoltaic Power Generation

- The Company has fully deployed green energy across multiple sites, including Kunshan Huaqiao, Wujiangnan, Tuopu, Zhangpu, Yishang, and Dafuhuao parks, with a total installed photovoltaic area of 74,000 square meters and an estimated annual power generation of approximately 10,500 MWh.

Case

Baozun Promotes the Application of Warehouse Automation to Improve Energy-use Efficiency in Logistics Parks

To address issues in warehouse parks, including insufficient space utilization in the storage and picking and receiving registration processes, redundant operational routes, and low equipment operating efficiency, Baozun Group has continued to promote the application of automation technologies to improve operating efficiency and optimize energy-use levels.

In the storage and picking process, we introduced an Autonomous Case-handling Robot (ACR) system and, in combination with our self-developed Warehouse Execution System (WES) and Warehouse Control System (WCS) for scheduling, achieved goods-to-person picking operations. This model effectively improves shelf space utilization, reduces manual handling and ineffective transport routes, increases operational output per unit of energy consumption, and alleviates workload pressure during peak periods.



In the receiving process, we applied automated equipment for Feiliu registration and receiving. By replacing manual registration with automatic identification and diversion, a single unit can process up to 2,000 items/day with an accuracy rate of 99.7%, effectively shortening vehicle waiting time and operating duration, and reducing energy consumption caused by equipment idling and delayed operations.



By advancing automation practices across multiple scenarios, we have continuously optimized energy-use efficiency while improving warehouse operating efficiency, accumulating practical experience for the development of green warehouse parks.

In terms of water resources management, the Company has reduced its reliance on municipal water supply by building a comprehensive rainwater collection and reuse system in the industrial park, using natural precipitation for landscaping irrigation and other non-potable scenarios. Guided by refined and systematic management, we have achieved efficient recycling and utilization of water resources.

Building on the achievements made through the long-term advancement of a green operations management system and energy conservation and environmental protection practices, the Company's Yishang Park and Dafuhao Park were awarded the LEED O+M (Operations and Maintenance) Platinum certification, marking authoritative recognition of the parks' green warehousing management capabilities.

Green Logistics

Emissions from transportation are a major source of the environmental footprint in the logistics process. Leveraging big data technologies, the Company continuously optimizes transportation routes, reducing fuel consumption while improving delivery efficiency. In medium- and long-distance transportation, we gradually promoted the optimization of the transportation structure, increased the proportion of low-carbon transportation modes such as rail and waterways, and advanced the electrification of logistics. By expanding the application of new energy vehicles and exploring the use of renewable fuels, we continuously reduced carbon emissions during the transportation stage.

Baozun's Key Energy Conservation and Consumption Reduction Measures for Green Logistics

Direct Shipment of Order Parcels

- Optimize delivery strategies through intelligent algorithms to enable order parcels to be shipped directly to their destinations after leaving the warehouse, reducing energy consumption and time-efficiency losses caused by transit warehousing.

- In 2025, over 700,000 orders were fulfilled through the direct shipping model, reducing annual fuel consumption by approximately 257 tonnes.

Transportation for "air-to-land" Transfer without Load

- For eligible orders, we replaced air freight with road transportation and promoted rail transportation. We also developed high-speed rail transportation resources for small-item and small-batch, high-frequency shipping scenarios.

- In 2025, the proportion of road transportation orders increased by 35%, resulting in an annual reduction of approximately 870 tonnes of fuel consumption.

Clean Energy Use

- Electric forklifts were used to replace fuel-powered forklifts within the premises, and electric short-haul shuttle vehicles were deployed to replace fuel-powered trucks, reducing annual fuel consumption by approximately 2.6 tonnes. Outside the premises, the proportion of new energy vehicles was gradually increased, and biodiesel was used for certain trunk-line transportation.

- In 2025, the park introduced an autonomous driverless fleet to realize electrified automated transportation, improving efficiency and reducing operational emissions.

Case

Baozun Autonomous Vehicle Fleet Advances Green Transportation Practices in the Park

In 2025, we officially put an autonomous unmanned vehicle fleet into operation in the park. As a national-level smart transportation pilot project, it achieved normalized operation of intelligent transportation across the full chain of consolidation, dispatch, and returns. By replacing traditional manual and fuel-powered operations with electrified and intelligent transportation, the project improved operational coordination efficiency and optimized logistics links. It also effectively reduced carbon emissions in the transportation process, promoting the application of a green and efficient logistics model in daily operations.


BAO ZUN
BAO ZUN
BAO ZUN
ZUN

Green Packaging

In the warehousing and logistics process, we primarily use packaging materials such as cartons, plastics, adhesive tape, and waterproof bags, and have continued to advance green packaging management. By optimizing material use, increasing the recycling rate, and introducing environmentally friendly alternative materials, we reduced the consumption of packaging resources. Meanwhile, the Company recorded and reviewed waste generation, identified opportunities for reduction and reuse in packaging and operational processes, and further improved resource use efficiency. In 2025, the Company achieved a total packaging material recycling volume of 11,042 tonnes.

Key Measures of Baozun Green Packaging

Reduction

- **Carton reduction**
  The system automatically recommends appropriately sized cartons based on product dimensions to reduce packaging waste.
- **Tape reduction**
  Optimized carton sealing methods by changing from the "H"-shaped pattern to "I"-shaped or single-line sealing; in some processes, the width of transparent tape was reduced from 6 cm to 4.8 cm, reducing annual tape usage by approximately 10 tonnes.

Recycling

- **Pallet recycling**
  Recovered pallets pending scrapping are reused through repair or component replacement, reducing the consumption of new pallets, with approximately 900 pallets reused annually
- **Carton recycling**
  All storage location and return cartons are recycled cartons, with approximately 10,700 tonnes reused annually; more than 80% of store shipments use recycled cartons, and 100% of shopping bags are made from recycled paper.

Replacement

- **Replacement of printing paper with electronic devices**
  Personal digital assistant (PDA) are used to enable paperless shelving, replenishment, and inventory counting, with product QR codes replacing packing lists.
- **Replacement of sealing materials**
  Fully adopted reusable strapping, reducing approximately 30,000 rolls of plastic stretch film annually; store packaging sealing has been switched from transparent tape to reusable self-adhesive seals.

Case

Baozun PDA Automatic Assignment Helps Enable Green, Paperless Operations

To reduce material consumption in packaging and operational processes, we promoted the PDA automatic assignment project in 2025 and rolled out an electronic picking model in eligible warehouses. The project replaces paper-based processes, such as printing, order sorting, order delivery, and assignment, with system-based automatic assignment, reducing the use of label documents and related paper at the source, lowering waste generation, and optimizing operational workflows. By reducing consumables and labor inputs, the project cumulatively saved approximately 6.78 million sheets of paper, achieved a return on investment of 114%, and simultaneously reduced the carbon footprint of in-warehouse operations.

Emissions Management

Pollutant Treatment

The main business of the Company's e-commerce sector does not involve manufacturing and production processes, and accordingly does not generate production-related air pollutants or industrial wastewater discharges. Domestic sewage generated during our operations is uniformly connected to the municipal sewage pipeline network and centrally treated by the relevant competent authorities. To reduce the pollution load from domestic sewage, the Company prioritized the use of environmentally friendly detergents in the canteen kitchen and installed a grease trap to pre-treat kitchen wastewater. At the same time, we regularly carried out domestic sewage water quality testing and operation, maintenance, and upkeep of the facilities, to ensure that the discharge process complied with relevant laws, regulations, and management requirements, and to continuously reduce potential environmental impacts.

In the aspect of value chain management within the Company's brand management sector, upstream garment OEM factories of Gap China discharged wastewater during the production process. Relevant OEM factories treated production wastewater by constructing biodegradable treatment facilities or installing water recycling systems, ensuring that wastewater discharge complied with national laws and regulations and met discharge standards.

While reducing the environmental impacts of its own operations, Gap China has promoted pollutant emission reductions through coordinated efforts in design optimization and supply chain management. In the apparel design and production stages, Gap China prioritized the selection of green and sustainable fabrics (such as Lenzing fibers, TENCEL fibers, etc.). Currently, approximately 10% of fabrics used are environmentally preferred materials. We also committed not to use finishes containing perfluorinated compounds (PFCs) to reduce the potential impact of hazardous chemicals on the environment. In addition, Gap China collaborated with contract manufacturers to carry out the Smart Denim Washing project. Through process innovation, it reduced the volume of production wastewater generated and mitigated the impact of upstream value chain activities on the natural environment of water bodies.

Waste Disposal

The Company's solid waste mainly came from warehousing and logistics operations, Gap China stores, canteens, and office areas. We implemented the requirements for classified solid waste management by collecting and storing different types of waste in categories and commissioning qualified entities to carry out compliant disposal or resource recovery.

Baozun Waste Disposal Measures

Type	Generation Stage	Disposal Method
Hazardous waste	Office operations stage	◦ Waste ink cartridges: Recycled and disposed of by suppliers or other professional organizations.
Non-hazardous waste	Office operations stage	◦ Household waste (mainly kitchen waste): Handed over to suppliers or property management for unified disposal.
	Stores	◦ Domestic waste: handled centrally by the property management. ◦ Waste paper cartons and packaging: handled centrally by suppliers.
	Warehousing and logistics	◦ Waste pallets: All parks have established internal pallet repair areas to regularly repair damaged pallets. ◦ Discarded pipe-and-joint components: Our internal equipment personnel use discarded pipe-and-joint components to make pipe-and-joint benches and workbenches. ◦ Waste pallets, racks, sorting carts, and discarded cartons: Recycled and reused by third-party professional recycling agencies.

Case

Baozun Logistics Warehouse Waste Sorting, Recycling, and Management

In line with the environmental requirements and business characteristics of different brand clients, we established a waste sorting and recycling management program to strengthen environmental management of logistics warehouses and standardize waste sorting and recycling during operations. The program covers key processes including inbound receiving, storage, outbound shipping, and returns. It clarifies sorting methods, recycling routes, and supervision mechanisms, thereby forming a systematic management foundation.

Using a logistics warehouse of a brand client as the implementation scenario, we centrally collected and recycled paper materials such as cartons and coated paperboard for reuse, sorted and collected plastic packaging materials and handed them over to professional institutions for disposal, and disposed of general waste in a unified and standardized manner. We also ensured execution through on-site signage, staff training, and inspection and assessment. These measures effectively improved the level of waste resource recovery and utilization, reduced landfill demand, and promoted warehousing operations toward a greener and more sustainable direction.



ESG Data Tables and Notes

Governance Data Table and Notes

Performance Indicators	Unit	2023	2024	2025
Corporate Governance				
Percentage of Directors receiving continuous professional development training (Corporate Governance and ESG Topics)[1]	%	/	/	100
Average training hours of continuous professional development (Corporate Governance and ESG Topics) per Director	Hour(s)	/	/	5
Anti-corruption and Business Ethics				
Percentage of Directors receiving anti-corruption training	%	100	100	100
Average anti-corruption training hours per Director[2]	Hour(s)	0.5	0.5	1.0
Percentage of employees receiving anti-corruption training	%	100	100	100
Average anti-corruption training hours per employee[3]	Hour(s)	2	1	1
Total amount of fines for violations of anti-corruption laws and regulations	RMB 10,000	0	0	0
Number of corruption cases brought and concluded against the issuer or its employees during the reporting period	Case(s)	0	0	0
Number of cases where sanctions are imposed due to unfair competition or violations against anti-trust or anti-monopoly laws in operation during the reporting period	Case(s)	0	0	0

Note:

[1] In the ESG data tables, "/" indicates that the metric is not included in the scope of statistics and therefore no relevant data is disclosed.

[2] Average anti-corruption training hours per Director = Total number of hours of anti-corruption training received by all Directors / Number of Directors.

[3] Average anti-corruption training hours per employee = Total number of hours of anti-corruption training received by employees / Total number of employees.

Social Data Tables and Notes

Product Responsibility

Performance Indicators	Unit	2023	2024	2025
R&D and Innovation				
Number of new patents applied	No.	8	1	0
Cumulative number of patents applied	No.	75	76	76
Number of new copyrights to software programs applied	No.	62	44	21
Cumulative number of copyrights to software programs applied	No.	321	351	371
Product Quality and Safety				
Percentage of sold products that need to be recalled due to safety and health reasons	%	0	<0.01	0
Customer Service Management				
Total number of complaints received for products and services	Case(s)	2,593	1,063	1,108
Complaint resolution rate for products and services	%	100.00	100.00	100.00
Total number of violations of customer privacy regulations and voluntary principles	Case(s)	0	0	0

Employee Responsibility[1]

Performance Indicators		Unit	2023	2024	2025
Employment					
Total number of employees		Person(s)	7,827	7,874	8,550
By employment type	Number of full-time employees with labor contracts	Person(s)	7,531	7,612	6,744
	Number of full-time dispatched employees	Person(s)	28	38	18
	Number of employees under other employment types[2]	Person(s)	268	224	1,788
By gender	Number of male employees	Person(s)	3,085	3,008	2,559
	Number of female employees	Person(s)	4,742	4,866	4,203
By age	Number of employees over 50 years old	Person(s)	53	65	48
	Number of employees aged 30 to 50 years old	Person(s)	4,516	4,745	4,580
	Number of employees under 30 years old	Person(s)	3,258	3,064	2,134

Performance Indicators		Unit	2023	2024	2025
By employee category	Number of senior management employees[3]	Person(s)	168	182	149
	Number of middle management employees[3]	Person(s)	3,070	3,001	2,713
	Number of non-management employees	Person(s)	4,589	4,691	3,900
By region	Number of employees in Chinese mainland	Person(s)	7,678	7,722	6,644
	Number of employees in Hong Kong, Macao, Taiwan and overseas regions	Person(s)	149	152	118
By nationality	Number of employees with Chinese nationality[3]	Person(s)	/	/	6,722
	Number of employees with non-Chinese nationality[3]	Person(s)	/	/	40
By ethnicity	Number of employees from ethnic minority groups	Person(s)	/	/	179
	Number of employees not from ethnic minority groups	Person(s)	/	/	6,583
Percentage of female employees in management[4]		%	52.00	53.00	55.97
By employee category	Percentage of female employees in senior management	%	42.00	44.00	53.02
	Percentage of female employees in middle management	%	52.00	53.00	56.14
Percentage of female managers in revenue-generating departments[5]		%	/	/	62.28
Percentage of female employees in STEM-related positions[6]		%	/	/	39.45
Average recruitment cost per employee[4]		RMB	2,323.00	2,371.00	3,624.59
Total number of new employees[4]		Person(s)	1,455	1,643	1,729
By gender	Number of new male employees	Person(s)	/	/	608
	Number of new female employees	Person(s)	/	/	1,121
By age	Number of new employees over 50 years old	Person(s)	/	/	1
	Number of new employees aged 30 to 50 years old	Person(s)	/	/	761
	Number of new employees under 30 years old	Person(s)	/	/	967
By employee category	Number of new employees in senior management	Person(s)	/	/	21
	Number of new employees in middle management	Person(s)	/	/	487
	Number of new non-management employees	Person(s)	/	/	1,221
By nationality	Number of new employees with Chinese nationality	Person(s)	/	/	1,710
	Number of new employees with non-Chinese nationality	Person(s)	/	/	19

Performance Indicators		Unit	2023	2024	2025
Percentage of employees filling vacant positions through internal recruitment[4,7]		%	28.60	34.90	40.17
By gender	Percentage of male employees filling vacant positions through internal recruitment	%	/	/	35.52
	Percentage of female employees filling vacant positions through internal recruitment	%	/	/	42.42
By age	Percentage of employees over 50 years old filling vacant positions through internal recruitment	%	/	/	75.00
	Percentage of employees aged 30 to 50 years old filling vacant positions through internal recruitment	%	/	/	46.71
	Percentage of employees under 30 years old filling vacant positions through internal recruitment	%	/	/	33.68
By employee category	Percentage of senior management employees filling vacant positions through internal recruitment	%	/	/	12.50
	Percentage of middle management employees filling vacant positions through internal recruitment	%	/	/	42.43
	Percentage of non-management employees filling vacant positions through internal recruitment	%	/	/	39.55
By nationality	Percentage of Chinese employees filling vacant positions through internal recruitment	%	/	/	40.42
	Percentage of non-Chinese employees filling vacant positions through internal recruitment	%	/	/	5.00
Employee Turnover					
Employee turnover rate[8]		%	31.74	32.10	25.88
By gender	Turnover rate of male employees	%	32.21	33.50	26.32
	Turnover rate of female employees	%	31.43	31.06	25.61
By age	Turnover rate of employees over 50 years old	%	32.91	25.29	28.36
	Turnover rate of employees aged 30 to 50 years old	%	23.70	21.83	21.68
	Turnover rate of employees under 30 years old	%	40.43	43.51	33.48
By employee category	Turnover rate of senior management employees	%	/	/	13.87
	Turnover rate of middle management employees	%	/	/	21.09
	Turnover rate of non-management employees	%	/	/	29.25
By region	Turnover rate of employees in Chinese mainland	%	31.54	31.84	25.52
	Turnover rate of employees in Hong Kong, Macao, Taiwan and overseas regions	%	40.87	39.68	41.91

Performance Indicators		Unit	2023	2024	2025
By nationality	Turnover rate of Chinese employees	%	/	/	25.76
	Turnover rate of non-Chinese employees	%	/	/	42.03
Voluntary employee turnover rate[4,9]		%	15.97	16.35	17.33
Employee Rights					
Mean gender pay gap[10]		%	/	/	22
Median gender pay gap[10]		%	/	/	15
Mean gender bonus gap[10]		%	/	/	23
Median gender bonus gap[10]		%	/	/	17
Percentage of employees covered by labor unions[11]		%	/	/	67.41
Employee Training and Development					
Average amount spent per employee on training		RMB	/	/	872.35
Percentage of employees receiving training		%	/	/	100
By gender	Percentage of male employees receiving training	%	/	/	100
	Percentage of female employees receiving training	%	/	/	100
By employee category	Percentage of senior management employees receiving training	%	/	/	100
	Percentage of middle management employees receiving training	%	/	/	100
	Percentage of non-management employees receiving training	%	/	/	100
Total training hours completed by employees		Hour(s)	64,775.66	89,021.33	54,750.50
Average training hours completed per employee		Hour(s)	8.28	11.31	8.10
By gender	Average training hours completed per male employee	Hour(s)	7.86	11.23	7.44
	Average training hours completed per female employee	Hour(s)	8.55	11.35	8.50
By age	Average training hours completed per employee over 50 years old	Hour(s)	/	/	4.17
	Average training hours completed per employee aged 30 to 50 years old	Hour(s)	/	/	7.82
	Average training hours completed per employee under 30 years old	Hour(s)	/	/	8.78
By employee category	Average training hours completed per senior management employee	Hour(s)	13.79	14.23	8.96
	Average training hours completed per middle management employee	Hour(s)	6.38	7.62	8.30
	Average training hours completed per non-management employee	Hour(s)	9.40	13.48	7.92
By nationality	Average training hours completed per Chinese employee	Hour(s)	/	/	8.10
	Average training hours completed per non-Chinese employee	Hour(s)	/	/	7.94

Performance Indicators		Unit	2023	2024	2025
Percentage of employees receiving regular performance and career development reviews		%	99.48	97.09	94.90
By gender	Percentage of male employees receiving regular performance and career development reviews	%	99.61	98.01	96.72
	Percentage of female employees receiving regular performance and career development reviews	%	99.39	96.53	96.26
By employee category	Percentage of senior management employees receiving regular performance and career development reviews	%	99.40	97.25	97.99
	Percentage of middle management employees receiving regular performance and career development reviews	%	99.58	98.87	95.21
	Percentage of non-management employees receiving regular performance and career development reviews	%	99.41	95.95	94.67
Return on human capital investment[12]		%	/	/	4.71
Occupational Health and Safety					
Number of lost days due to work-related injuries[13]		Day(s)	1,073	618	452
Number of work-related fatalities		Person(s)	0	0	0
Recordable work-related injury rate per million working hours[14]		Injuries /million hours	1.28	0.83	1.05
Work-related lost time rate per million working hours[15]		/	547.66	326.06	212.34
Number of work-related fatalities among contractors		Person(s)	/	/	0
Work-related lost time rate among contractors per million working hours[16]		/	/	/	0

Note:
[1] Unless otherwise specified, the employee data covers Baozun Inc., Ltd., its consolidated subsidiaries, variable interest entities, and their subsidiaries, consistent with the entities included in the consolidated financial statements of the annual report. For 2023-2024, the employee data scope includes full-time employees with labor contracts, full-time dispatched employees, and employees under other employment types. In 2025, except for the total number of employees and the number of employees by employment type, the employee data scope includes full-time employees only.
[2] Employees under other employment types include part-time employees, interns, consultants, and contracted livestream hosts, among others. In 2025, the Company further reviewed and refined the classification and statistical scope of such employees, resulting in a significant increase in the number of employees in this category compared to 2024.
[3] In 2025, the top five nationalities among management employees were China (including Hong Kong, Macao and Taiwan), Singapore, Malaysia, the Philippines, and Australia, accounting for 99.53%, 0.32%, 0.04%, 0.04%, and 0.04%, respectively. The top five nationalities among all employees were China (including Hong Kong, Macao and Taiwan), Malaysia, Singapore, the Philippines, and the United States, accounting for 99.31%, 0.26%, 0.24%, 0.11%, and 0.02%, respectively. These percentages are calculated based on employee data of Baozun Inc., Ltd. and its wholly owned subsidiaries and are generally representative of the Company's overall nationality distribution.
[4] For 2023-2024, the relevant indicators covered Baozun Inc., Ltd. only. In 2025, the Company expanded the data scope to align with the entities included in the consolidated financial statements of the annual report.
[5]"Revenue-generating departments" refer to departments that directly contribute to the Company's revenue, as opposed to functional back-office departments such as finance, administration, and legal.
[6] "STEM-related positions" refer to positions related to Science, Technology, Engineering, and Mathematics.
[7] Percentage of employees filling vacant positions through internal recruitment = Number of employees filling vacant positions through internal recruitment / (Number of new employees + Number of employees filling vacant positions through internal recruitment).
[8] Employee turnover rate = Number of employees turnover / (Total number of employees + Number of employees turnover) × 100%.
[9] Voluntary employee turnover rate = Number of voluntary departures / (Total number of employees + Number of voluntary departures) × 100%.
[10] Gender compensation gap = (Male employee compensation – Female employee compensation) / Male employee compensation × 100%. In 2025, the Company disclosed these indicators for the first time. The observed gap is mainly attributable to the combined effects of job structure, hierarchical distribution, and performance-based incentive mechanisms.
[11] Percentage of employees covered by labor unions = Number of labor union members / Total number of employees × 100%.
[12] Return on human capital investment = [Revenue – (Operating expenses – Total employee compensation and benefits paid by the Company)] / Revenue × 100%.
[13] In 2025, work-related injuries among employees were mainly traffic accidents occurring during commuting. In response, the Company strengthened safe commuting awareness initiatives to continuously enhance employees' safety awareness.
[14] Recordable work-related injury rate per million working hours = Number of work-related injury cases / Total employee working hours × 1,000,000.
[15] Work-related lost time rate per million working hours = Total lost working hours due to work-related injuries / Total employee working hours × 1,000,000.
[16] Work-related lost time rate among contractors per million working hours = Total lost working hours due to work-related injuries among contractors / Total working hours of contractors × 1,000,000.

Supply Chain Management

Performance Indicators		Unit	2023	2024	2025
Total number of suppliers		Supplier(s)	3,213	4,550	5,887
By region	Number of suppliers in Chinese mainland	Supplier(s)	2,942	4,432	5,300
	Number of suppliers in Hong Kong, Macao, Taiwan and overseas regions[1]	Supplier(s)	271	118	587
By supply chain tier	Number of Tier 1 (direct) suppliers	Supplier(s)	/	/	730
	Number of non-Tier 1 (indirect) suppliers	Supplier(s)	/	/	5,157
Number of suppliers conducting environmental and social impact assessments[1]		Supplier(s)	532	786	1,081
Number of suppliers meeting environmental and social impact assessment requirements		Supplier(s)	532	786	1,081
Number of suppliers identified as having actual or potential substantial negative environmental and social impacts		Supplier(s)	0	0	0
Total number of significant suppliers[2]		Supplier(s)	/	/	67
By supply chain tier	Number of significant Tier 1 (direct) suppliers	Supplier(s)	/	/	33
	Number of significant non-Tier 1 (indirect) suppliers	Supplier(s)	/	/	34
Percentage of procurement expenditure on significant Tier 1 suppliers[3]		%	/	/	81.60
Number of significant suppliers assessed through desk or on-site assessments		Supplier(s)	/	/	67
Number of significant suppliers identified as having actual or potential substantial negative environmental and social impacts		Supplier(s)	/	/	0
Number of significant suppliers identified as having actual or potential substantial negative environmental and social impacts for which corrective actions or improvement plans have been agreed		Supplier(s)	/	/	0
Number of significant suppliers identified as having actual or potential substantial negative environmental and social impacts for which business relationships have been terminated following assessment		Supplier(s)	/	/	0
Number of significant suppliers identified as having actual or potential substantial negative environmental and social impacts that have received support in implementing corrective action plans		Supplier(s)	/	/	0
Number of significant suppliers participating in capacity-building programs		Supplier(s)	/	/	0

Note:
[1] In 2025, as the Company expanded its business footprint, the number of suppliers in overseas regions increased significantly. Accordingly, the Company expanded the scope of environmental and social impact assessments to cover newly added suppliers.
[2] The Company identifies significant suppliers based on factors such as business relevance, procurement volume, and geographic location, and implements tiered management accordingly.
[3] Percentage of procurement expenditure on significant Tier 1 suppliers = Procurement expenditure on significant Tier 1 suppliers / Total procurement expenditure on Tier 1 suppliers × 100%.

Public Welfare and Charitable

Performance Indicators	Unit	2023	2024	2025
Charitable donations	RMB 10,000	208.38	106.33	47.78

Environmental Data Table and Notes[1]

Performance Indicators	Unit	2023	2024	2025
Environmental Management System				
Number of violations of environmental protection laws and regulations resulting in penalties	Case(s)	0	0	0
Responding to Climate Change				
GHG emissions in Scope 1[1,2]	tCO_2e	316.00	227.18	487.08
GHG emissions in Scope 2 (location-based)[3]	tCO_2e	20,750.28	16,766.96	17,457.49
GHG emissions in Scope 2 (market-based)[3]	tCO_2e	/	17,190.68	19,159.98
GHG emissions in Scope 3[4]	tCO_2e	63,910.61	61,893.46	201,963.52
Total GHG emissions (Scope 1 and Scope 2)[3]	tCO_2e	21,066.28	16,994.14	17,944.57
GHG emissions per unit of revenue (Scope 1 and Scope 2)[3]	tCO_2e/RMB million	2.39	1.80	1.80
Resource Management				
Gasoline consumption[1]	Liter	17,456	23,737	124,045
Diesel consumption	Liter	74,179	42,669	50,475
Natural gas consumption	m^3	30,469	27,706	31,548
Electricity consumption from photovoltaic systems[5]	MWh	654.26	1,466.13	3,804.97
Purchased electricity consumption	MWh	36,384.86	31,246.67	32,901.42
Total energy consumption[6]	MWh	38,275.22	33,652.26	38,654.40
Energy consumption per unit of revenue	MWh/RMB million	4.34	3.57	3.89
Renewable energy consumption	MWh	2,631.26	3,357.13	5,275.97
Non-renewable energy consumption	MWh	35,643.96	30,295.32	33,378.43

Performance Indicators		Unit	2023	2024	2025
Water consumption		m^3	202,244.18	262,243.58	231,358.60
Water consumption per unit of revenue		m^3/RMB million	22.95	27.83	23.26
Total amount of packaging materials used for finished products[7]		Tonne	/	7,268.56	2,244.47
By material type	Amount of paper packaging materials used for finished products	Tonne	/	/	1,738.50
	Amount of plastic packaging materials used for finished products	Tonne	/	/	16.00
	Amount of other packaging materials used for finished products	Tonne	/	/	489.97
Packaging materials used per unit of revenue[7]		Tonne/RMB million	/	0.77	0.23
Amount of packaging materials recycled		Tonne	14,704.03	9,484.27	11,042.00
Emissions Management					
Total amount of non-hazardous waste generated[1,8]		Tonne	9,403.96	7,786.78	9,659.55
By disposal method	Amount of non-hazardous waste recycled or recovered	Tonne	/	/	8,959.80
	Amount of non-hazardous waste sent to landfill	Tonne	/	/	426.00
	Amount of non-hazardous waste by other disposal methods	Tonne	/	/	273.75
Amount of non-hazardous waste generated per unit of revenue		Tonne/RMB billion	1,067.18	826.43	971.25
Total amount of hazardous waste generated[9]		Tonne	/	/	0.07
By disposal method	Amount of hazardous waste recycled or recovered	Tonne	/	/	0.07
	Amount of hazardous waste by other disposal methods	Tonne	/	/	0
Amount of hazardous waste generated per unit of revenue		Tonne/RMB billion	/	/	0.007

Note:
[1] For 2023-2024, the environmental data boundary was primarily defined based on operational management and data availability, covering entities under a high degree of management control. In 2025, the Company further refined the environmental data boundary. Based on the entities included in the consolidated financial statements for the fiscal year ended December 31, 2025, entities with strong business relevance and significant environmental impacts were selected for inclusion, in order to more comprehensively reflect the Company's overall environmental performance. Due to the expansion of the reporting boundary, Scope 1 GHG emissions, gasoline consumption, and non-hazardous waste generation increased significantly year-on-year. In addition, historical data disclosed in this report have been verified and restated, and therefore may differ from those presented in the 2024 Sustainability Report.
[2] Scope 1 GHG emissions include emissions from gasoline and diesel used in company-owned vehicles, as well as natural gas consumption. In 2025, the emission factors were determined with reference to the *China Energy Statistical Yearbook (2024)* and the *Guidelines for the Preparation of Provincial Greenhouse Gas Inventories (2025 Edition)*.
[3] Scope 2 GHG emissions arise from purchased electricity. The electricity emission factors are sourced from the Ministry of Ecology and Environment of the People's Republic of China, with values of 0.5703 tCO_2e/MWh for 2023, 0.5366 tCO_2e/MWh (location-based) and 0.5856 tCO_2e/MWh (market-based) for 2024, and 0.5306 tCO_2e/MWh (location-based) and 0.6096 tCO_2e/MWh (market-based) for 2025. In addition, total GHG emissions (Scope 1 and Scope 2) and GHG emissions per unit of revenue (Scope 1 and Scope 2) are calculated on a location-based approach.
[4] Scope 3 GHG emissions refer to indirect emissions across the Company's value chain, calculated with reference to the *GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard*. For 2023-2024, Scope 3 emissions covered five material categories: purchased packaging materials, upstream transportation and distribution, business travel, employee commuting and data center leasing. In 2025, the Company expanded the scope to include: Category 1 (Purchased goods and services), Category 2 (Capital goods), Category 3 (Fuel- and energy-related activities), Category 4 (Upstream transportation and distribution), Category 5 (Waste generated in operations), Category 6 (Business travel), Category 7 (Employee commuting), Category 8 (Upstream leased assets), and Category 15 (Investments). Category 1 includes upstream emissions from purchased packaging materials and data center leasing services.
[5] Electricity consumption from photovoltaic systems refers to electricity generated by distributed photovoltaic systems installed at the headquarters office building and certain industrial parks. In 2025, the Company expanded the deployment of photovoltaic systems across its industrial parks, resulting in a significant increase in photovoltaic electricity consumption.
[6] Total energy consumption is calculated in accordance with the *General Principles for Calculation of Total Energy Consumption (GB/T 2589-2020)*, covering gasoline, diesel, natural gas, and electricity.
[7] The total amount of packaging materials is estimated based on the unit weight of individual packaging materials. In 2025, the Company optimized the methodology for estimating unit packaging weights and retrospectively adjusted the relevant data for 2024 accordingly.In addition, a decline in warehouse-based physical operations led to reduced demand for packaging materials, resulting in a significant year-on-year decrease in total usage.
[8] In 2025, the Company further improved the data coverage based on the existing statistical boundary by including recyclable waste such as paper cartons and plastic wrapping films, and retrospectively adjusted the relevant data for 2023-2024.
[9] For 2023-2024, the Company's hazardous waste mainly consisted of toner cartridges and ink cartridges, which were all collected and treated by third parties; therefore, their weight was not measured. Starting from 2025, the Company improved its methodology and measures hazardous waste by weight.

Appendix 1: Index for the Report

HKEX *Environmental, Social and Governance Reporting Code* (effective from December 31, 2025) Index Table

Part B:Mandatory Disclosure Requirements	
Mandatory Disclosure Requirements	Reporting Sections
Governance Structure	Governance Framework of Sustainable Development
Reporting Principles	About the Report-Reporting Principles
Reporting Boundary	About the Report-Scope of the Report

Part C: "Comply or explain" Provisions

Subject Areas, Aspects, General Disclosures and KPIs	Reporting Sections
A. Environmental	
A1. Emissions	Emissions Management
A1.1	Emissions Management ESG Data Tables and Notes
A1.3	ESG Data Tables and Notes
A1.4	ESG Data Tables and Notes
A1.5	Responding to Climate Change
A1.6	Emissions Management
A2. Use of Resources	Environmental Management System Responding to Climate Change "Full-chain" Green Operations
A2.1	ESG Data Tables and Notes
A2.2	ESG Data Tables and Notes
A2.3	Environmental Management System Responding to Climate Change
A2.4	Environmental Management System "Full-chain" Green Operations
A2.5	ESG Data Tables and Notes
A3. The Environment and Natural Resources	Environmental Management System Responding to Climate Change
A3.1	Responding to Climate Change
B. Social	
Employment and Labour Practices	
B1. Employment	Employee Responsibility
B1.1	Employee Responsibility ESG Data Tables and Notes
B1.2	ESG Data Tables and Notes
B2. Health and Safety	Employee Responsibility
B2.1	ESG Data Tables and Notes
B2.2	ESG Data Tables and Notes
B2.3	Employee Responsibility
B3. Development and Training	Employee Responsibility
B3.1	ESG Data Tables and Notes
B3.2	ESG Data Tables and Notes

Subject Areas, Aspects, General Disclosures and KPIs	Reporting Sections
B4. Labour Standards	Employee Responsibility
B4.1	Employee Responsibility
B4.2	Employee Responsibility
Operating Practices	
B5. Supply Chain Management	Sustainable Supply Chain Management
B5.1	ESG Data Tables and Notes
B5.2	Sustainable Supply Chain Management
B5.3	Sustainable Supply Chain Management
B5.4	Sustainable Supply Chain Management
B6. Product Responsibility	R&D and Innovation Anti-corruption and Business Ethics
B6.1	ESG Data Tables and Notes
B6.2	ESG Data Tables and Notes Customer Service Management
B6.3	R&D and Innovation

Subject Areas, Aspects, General Disclosures and KPIs	Reporting Sections
B6.4	Product Quality and Safety
B6.5	Information Security and Privacy Protection
B7. Anti-corruption	Anti-corruption and Business Ethics
B7.1	Anti-corruption and Business Ethics
B7.2	Anti-corruption and Business Ethics
B7.3	Anti-corruption and Business Ethics ESG Data Tables and Notes
Community	
B8. Community Investment	Public Welfare, Philanthropy, and Volunteer Services Empowering Industry Development
B8.1	Public Welfare, Philanthropy, and Volunteer Services Empowering Industry Development
B8.2	ESG Data Tables and Notes

Part D:Climate-related Disclosures		
Aspects and Disclosure Regulations		Reporting Sections
Governance		
19		Responding to Climate Change-Governance
Strategy		
Climate-related risks and opportunities	20	Responding to Climate Change-Strategy
Business model and value chain	21	Responding to Climate Change-Strategy
Strategy and decision-making	22	Responding to Climate Change-Strategy
	23	Responding to Climate Change-Strategy
Financial position, financial performance and cash flows	24	Responding to Climate Change-Strategy *Baozun Inc. 2025 Annual Report*
	25	Responding to Climate Change-Strategy
Climate resilience	26	Responding to Climate Change-Strategy

Aspects and Disclosure Regulations		Reporting Sections
Risk Management		
27		Responding to Climate Change-Impact, Risk, and Opportunity Management
Metrics and Targets		
Greenhouse gas emissions	28	Responding to Climate Change-Metrics and Targets ESG Data Tables and Notes
	29	Responding to Climate Change-Metrics and Targets ESG Data Tables and Notes
Climate-related transition risks	30	Responding to Climate Change-Strategy
Climate-related physical risks	31	Responding to Climate Change-Strategy
Climate-related opportunities	32	Not applicable
Capital deployment	33	Responding to Climate Change-Strategy *Baozun Inc. 2025 Annual Report*
Internal carbon prices	34	Responding to Climate Change-Strategy
Remuneration	35	Responding to Climate Change-Governance
Industry-based metrics	36	Not applicable
Climate-related targets	37	Responding to Climate Change-Metrics and Targets
	38	Responding to Climate Change-Metrics and Targets
	39	Responding to Climate Change-Metrics and Targets
	40	Responding to Climate Change-Metrics and Targets

Nasdaq *ESG Reporting Guide2.0* Index Table

Key PerformanceIndicators	Reporting Sections
E. Environmental	
E1. GHG Emissions	ESG Data Tables and Notes
E2. Emissions Intensity	ESG Data Tables and Notes
E3. Energy Usage	ESG Data Tables and Notes
E4. Energy Intensity	ESG Data Tables and Notes
E5. Energy Mix	Responding to Climate Change ESG Data Tables and Notes
E6. Water Usage	ESG Data Tables and Notes
E7. Environmental Operations	Environmental Management System
E8. Climate Oversight/Board	Responding to Climate Change
E9. Climate Oversight/ Management	Responding to Climate Change
E10. Climate Risk Mitigation	Responding to Climate Change
S. Social	
S3. Employee Turnover	Employee Responsibility
S4. Gender Diversity	Employee Responsibility ESG Data Tables and Notes
S5. Temporary Worker Ratio	ESG Data Tables and Notes
S6. Non-Discrimination	Employee Responsibility
S7. Injury Rate	Employee Responsibility
S8. Global Health and Safety	Employee Responsibility
S9. Child & Forced Labor	Employee Responsibility
S10. Human Rights	Employee Responsibility
G. Corporate Governance	
G1. Board Diversity	Corporate Governance
G2. Board Independence	Corporate Governance
G4. Collective Bargaining	Employee Responsibility
G5. Supplier Code of Conduct	Sustainable Supply Chain Management
G6. Ethics & Anti-Corruption	Anti-corruption and Business Ethics
G7. Data Privacy	Information Security and Privacy Protection
G8. ESG Reporting	Already Fulfilled
G9. Disclosure Practices	Sustainable Development Management About the Report
G10. External Assurance	Appendix 2：Assurance Report

Global Sustainability Standards Board *GRI Standards 2021* Index Table

Statement of use	Baozun Inc. has reported the information referenced in this GRI Index of Content with reference to the GRI standards for the period January 1,2025, through December 31,2025.
GRI 1 used	GRI 1 : Foundation 2021

GRI Standards	Disclosure	Reporting Sections
GRI 2: General Disclosures 2021	2-1 Organizational details	Getting to Know Baozun Inc.
	2-2 Entities included in the organization's sustainability reporting	About the Report
	2-3 Reporting periods, frequency, and contact point	About the Report
	2-4 Restatements of information	Sustainable Development Management
	2-5 External assurance	Appendix 2: Assurance Report
	2-6 Activities, value chain and other business relationships	Getting to Know Baozun Inc.
	2-7 Employees	ESG Data Tables and Notes
	2-8 Workers who are not employees	ESG Data Tables and Notes
	2-9 Governance structure and composition	Corporate Governance
	2-10 Nomination and selection of the highest governance body	Corporate Governance
	2-12 Role of the highest governance body in overseeing the management of impacts	Message from Management
	2-13 Delegation of responsibility for managing impacts	Sustainable Development Management
	2-14 Role of the highest governance body in sustainability reporting	Governance Framework of Sustainable Development
	2-15 Conflicts of Interest	Corporate Governance Anti-corruption and Business Ethics
	2-17 Collective knowledge of the highest governance body	Sustainable Development Management
	2-19 Remuneration policies	Corporate Governance

GRI Standards	Disclosure	Reporting Sections
GRI 2: General Disclosures 2021	2-22 Statement on sustainable development strategy	Message from Management
	2-23 Policy commitments	Employee Responsibility
	2-24 Embedding policy commitments	Governance Framework of Sustainable Development Contributions to Sustainability Sustainable Supply Chain Management ESG Data Tables and Notes
	2-25 Processes to remediate negative impacts	Anti-corruption and Business Ethics
	2-26 Mechanisms for seeking advice and raising concerns	Anti-corruption and Business Ethics
	2-27 Compliance with laws and regulations	ESG Data Tables and Notes
	2-29 Approach to stakeholder engagement	Stakeholders Communication Materiality Analysis of Topics
	2-30 Collective bargaining agreements	Employee Responsibility
GRI 3: Material Topics 2021	3-1 Process to determine material topics	Stakeholders Communication Materiality Analysis of Topics
	3-2 List of material topics	Stakeholders Communication Materiality Analysis of Topics
	3-3 Management of material topics	Stakeholders Communication Materiality Analysis of Topics
GRI 201: Economic Performance 2016	201-1 Direct economic value generated and distributed	Message from Management
	201-2 Financial implications and other risks and opportunities due to climate change	Responding to Climate Change
GRI 205: Anti-corruption 2016	205-2 Communication and training about anti-corruption policies and procedures	Anti-corruption and Business Ethics
	205-3 Confirmed incidents of corruption and actions taken	Not applicable
GRI 206: Anti-competitive Behavior 2016	206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	Anti-corruption and Business Ethics
GRI 301：Materials 2016	301-1 Materials used by weight or volume	ESG Data Tables and Notes
GRI 302：Energy 2016	302-1 Energy consumption within the organization	ESG Data Tables and Notes
	302-3 Energy intensity	ESG Data Tables and Notes
	302-4 Reduction of energy consumption	ESG Data Tables and Notes
	302-5 Reductions in energy requirements of products and services	"Full-chain" Green Operations

GRI Standards	Disclosure	Reporting Sections
GRI 303：Water and Effluents 2018	303-1 Interactions with water as a shared resource	Environmental Management System
	303-5 Water consumption	ESG Data Tables and Notes
GRI 305: Emissions 2016	305-1 Direct (Scope 1) GHG emissions	Responding to Climate Change ESG Data Tables and Notes
	305-2 Energy indirect (Scope 2) GHG emissions	Responding to Climate Change ESG Data Tables and Notes
	305-4 GHG emissions intensity	ESG Data Tables and Notes
	305-5 Reduction of GHG emissions	ESG Data Tables and Notes
GRI 306: Waste 2020	306-1 Waste generation and significant waste-related impacts	Emissions Management
	306-2 Management of significant waste-related impacts	Emissions Management
	306-3 Generated waste	ESG Data Tables and Notes
	306-4 Waste diverted from disposal	ESG Data Tables and Notes
GRI 308: Supplier Environmental Assessment 2016	308-2 Negative environmental impacts in the supply chain and actions taken	Sustainable Supply Chain Management ESG Data Tables and Notes
GRI 401: Employment 2016	401-1 New employee hires and employee turnover	ESG Data Tables and Notes
	401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	Employee Responsibility ESG Data Tables and Notes
	401-3 Parental leave	Employee Responsibility
GRI 403: Occupational Health and Safety 2018	403-5 Worker training on occupational health and safety	Employee Responsibility
	403-6 Promotion of worker health	Employee Responsibility
	403-8 Workers covered by an occupational health and safety management system	Employee Responsibility ESG Data Tables and Notes
	403-9 Work-related injuries	Employee Responsibility ESG Data Tables and Notes
	403-10 Work-related ill health	Employee Responsibility

GRI Standards	Disclosure	Reporting Sections
GRI 404: Training and Education 2016	404-1 Average hours of training per year per employee	ESG Data Tables and Notes
	404-2 Programs for upgrading employee skills and transition assistance programs	Employee Responsibility
	404-3 Percentage of employees receiving regular performance and career development reviews	Employee Responsibility ESG Data Tables and Notes
GRI 405: Diversity and Equal Opportunity 2016	405-1 Diversity of governance bodies and employees	Employee Responsibility
GRI 406: Non-discrimination 2016	406-1 Incidents of discrimination and corrective actions taken	Employee Responsibility
GRI 407: Freedom of Association and Collective Bargaining 2016	407-1 Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	Employee Responsibility
GRI 408: Child Labor 2016	408-1 Operations and suppliers at significant risk for incidents of child labor	Employee Responsibility
GRI 411: Rights of Indigenous Peoples 2016	411-1 Incidents of violations involving the rights of indigenous peoples	Not applicable
GRI 413: Local Communities 2016	413-1 Operations with local community engagement, impact assessments, and development programs	Public Welfare, Philanthropy, and Volunteer Services Empowering Industry Development
	413-2 Operations with significant actual and potential negative impacts on local communities	Not applicable
GRI 414: Supplier Social Assessment 2016	414-2 Negative social impacts in the supply chain and actions taken	Sustainable Supply Chain Management
GRI 416：Customer Health and Safety 2016	416-2 Incidents of non-compliance concerning the health and safety impacts of products and services	ESG Data Tables and Notes
GRI 417: Marketing and Labeling 2016	417-1 Requirements for product and service information and labelling	Responsible Marketing
	417-2 Incidents of non-compliance concerning products and services information and labeling	Not applicable
	417-3 Incidents of non-compliance concerning marketing communications	Not applicable
GRI 418: Customer Privacy 2016	418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data	Not applicable

Appendix 2：Assurance Report

Independent Assurance Statement for the *2025 Baozun Inc. Sustainability Report*

To the management team and stakeholders of Baozun Inc.,

SynTao Green Finance Co., Ltd. (hereinafter referred to as "SynTao GF") was commissioned by Baozun Inc. (hereinafter referred to as "Baozun") to conduct an independent third-party assurance of the relevant information disclosed in its *2025 Baozun Inc. Sustainability Report* (hereinafter referred to as "*Sustainability Report*"). The assurance conducted by SynTao GF is outlined as follows:

Scope of Assurance

1. Timeframe

The assurance was limited to the information disclosed in the *Sustainability Report* for the period from January 1, 2025, to December 31, 2025. Any relevant information outside this reporting period was not within the scope of this assurance.

2. Information and Data Scope

The scope of this assurance was limited to the information concerning Baozun covered in the *Sustainability Report* and did not include information from third parties such as Baozun's suppliers. Information disclosed in the *Sustainability Report* that had already been audited or verified by independent third-party organizations were not re-verified in this process.

3. Assurance Scope

The assurance scope aimed to assess: 1) whether the *Sustainability Report* complied with the Inclusivity, Materiality, Responsiveness, and Impact principles outlined in *AA1000AP (2018)*, and 2) the reliability and quality of certain sustainability indicators, including:

- Renewable energy consumption
- Non-renewable energy consumption
- Total amount of non-hazardous waste generated
- GHG emissions in Scope 1
- GHG emissions in Scope 2 (location-based)
- GHG emissions in Scope 2 (market-based)
- Number of work-related fatalities

Responsibilities

The responsibility of Baozun was to ensure the integrity and accuracy of the content of the *Sustainability Report* and the information provided to SynTao GF, with no significant misrepresentations.

The responsibility of SynTao GF was to issue an independent assurance statement based on the information provided by Baozun under *AA1000 Assurance Standard v3 (AA1000AS v3)*.

Standards

SynTao GF utilized *AA1000AS v3* as the reference standard for assurance services. *AA1000AS v3* refers to the assurance standard created by AccountAbility. The type and depth of assurance conducted in this instance were categorized as "Type 2, Moderate Assurance".

The assurance statement was prepared by SynTao GF following the *SynTao GF Non-Financial Report Assurance Method*. In addition to *AA1000AS v3*, the standards, principles, and initiatives referenced by SynTao GF included: Global Reporting Initiative GR/ Standards/Hong Kong Exchanges and Clearing Limited ESG Reporting Code/ Sustainability Reporting Guidance from Shanghai, Shenzhen and Beijing Stock Exchanges/ Task Force on Climate-related Financial Disclosures TCFD Framework/ International Sustainability Standards Board (ISSB) IFRS SI-General Requirements for

Disclosures of Sustainability-related Financial Information and IFRS S2 Climate-related Disclosures/ European Union Corporate Sustainability Reporting Directive (CSRD)/ Greenhouse Gas Protocol (GHG Protocol), among others.

Assurance Methodology

1. Assurance Plan

SynTao GF recorded key resource requirements, evidence to be collected, tasks, activities, deliverables, and timelines in the schedule, forming a plan.

2. Information Collection

Following principles of clarity, balance, completeness, and timeliness, SynTao GF assessed the quality of the collected information.

3. Conducting Assurance

- Conducting interviews with sustainability management from the internal control and internal audit team from Baozun.
- Verifying relevant documents, data, and other materials provided by Baozun.
- Assessing whether the information and data in the *Sustainability Report* comply with the inclusivity, materiality, responsiveness, and impact principles outlined in *AA1000AP (2018)*.
- Assessing the reliability and quality of selected sustainability indicators in the *Sustainability Report.*
- Assessing if the report follows Hong Kong Exchanges and Clearing Limited *ESG Reporting Code*.

4. Any other necessary work deemed by SynTao GF

Independence and Capability

1. Independence

SynTao GF declares that SynTao GF and Baozun are entirely independent entities. SynTao GF is free from bias or conflict of interest with Baozun.

2. Capability

SynTao GF specializes in providing professional consulting, research, and training services in sustainable finance, including environmental, social, and corporate governance (ESG) ratings, green finance strategy, Environmental and Social Risk Management (ESRM), green finance product innovation, research on green finance and responsible investment, green bond assurance, as well as green credit and responsible investment capacity building.

SynTao GF is a licensed assurance provider of *AA1000AS v3*. This license authorizes SynTao GF to use and comply with AccountAbility's *AA1000AS v3*, as well as the use of the *AA1000AS v3* markings related to sustainability assurance services.

Members of SynTao GF's assurance team hold qualifications in AA 1000 Certified Sustainability Assurance Practitioner (CSAP), ISO14001 internal auditing, CFA ESG, EFFAS Certified ESG Analyst, GRI training certification, carbon asset management, and other qualifications in the field of sustainable development. The team consists of professionals with extensive experience in the field of sustainable development and a comprehensive understanding of the *AA1000AS v3* standard.

Limitations

SynTao GF relied entirely on the information provided by Baozun required in the assurance of this *Sustainability Report* and did not collect information from other external sources. Interviews also did not involve external stakeholders.

商道融绿 SynTao Green Finance

Assurance Statement: 2025 Baozun Inc. Sustainability Report

Content for Assurance

1. AA1000 Accountability Principles (2018)

Inclusivity: Baozun identified the company's key stakeholders, it communicated with them continuously through various ways, and publicly disclosed the communication outcomes. Baozun provides necessary capacity building for stakeholder engagement.

Materiality: Baozun collected opinions from key stakeholders, identified the ESG issues that are highly relevant to the company, and have clear procedures to prioritise material issues.

Responsiveness: Baozun has responded to the material issues of concern to its key stakeholders and reviewed its performance of relevant targets, and has invested in relevant capacity building.

Impact: Baozun has established a process for measuring, evaluating, and managing the company's impacts, and has integrated some of these impacts into the company's material issues and strategic objectives.

2. Assessment of Selected Sustainability Indicators

SynTao GF has verified the selected 7 sustainability indicators in the *Sustainability Report*.

Conclusion

- SynTao GF did not identify any non-compliance with the Inclusivity, Materiality, Responsiveness, and Impact principles outlined in *AA1000AP (2018)* in the *2025 Baozun Inc. Sustainability Report*.
- SynTao GF did not identify any situation that undermines the reliability and quality of the selected 7 sustainability indicators in the *2025 Baozun Inc. Sustainability Report*. Stakeholders can take the 7 sustainability indicators as reference.
- The *2025 Baozun Inc. Sustainability Report* was not found to have been prepared without reference to the Hong Kong Exchanges and Clearing Limited *ESG Reporting Code*.

AA1000
Licensed Report
000-543/V3-Q62CX

Assurance Provider: SynTao Green Finance Co., Ltd.
Assurance Team Lead: WU, Yanjing

Beijing, China
April 20, 2026

BAOZUN